4

07022196

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Calfrac Well Services Ltd

*CURRENT ADDRESS

PROCESSED

APR 09 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34909 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 4/4/07

82-34909

CALFRAC WELL SERVICES LTD.

AR/S
12-31-06

ANNUAL INFORMATION FORM

For the year ended December 31, 2006

March 19, 2007

TABLE OF CONTENTS

CALFRAC WELL SERVICES LTD. 1

GENERAL DEVELOPMENT OF THE BUSINESS 2

BUSINESS OF THE CORPORATION 4

- Fracturing Services 5
- Coiled Tubing Services 6
- Cementing Services 7
- Demand for Hydraulic Fracturing Services 7
- Competitive Strengths 7
- Business Strategy 8
- Customers 9
- Contracts 10
- Suppliers 10
- Competition 10
- Regulation 10
- Intellectual Property 11
- Facilities and Operating Assets 11
- Employees 11

RISK FACTORS 12

MARKET FOR SECURITIES 16

DESCRIPTION OF COMMON SHARES 16

CREDIT RATINGS 16

DIVIDENDS 17

DIRECTORS AND OFFICERS 17

LEGAL PROCEEDINGS 18

TRANSFER AGENT AND REGISTRAR 18

INTERESTS OF EXPERTS 18

AUDIT COMMITTEE INFORMATION 19

ADDITIONAL INFORMATION 21

APPENDIX "A" A-1

FORWARD-LOOKING INFORMATION

Certain statements contained in this annual information form, including statements that contain words such as "anticipates", "can", "may", "expect", "believe", "believes" and "will" and similar expressions, are forward-looking statements. These statements include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Corporation based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Corporation's expectations, such as prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; regional competition; and other factors, many of which are beyond the control of the Corporation.

Consequently, all of the forward-looking statements made in this annual information form are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Corporation will be realized, or that they will have the expected consequences or effects on the Corporation or its business or operations. The Corporation assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

CALFRAC WELL SERVICES LTD.

Calfrac Well Services Ltd. (the "Corporation") was formed under the *Business Corporations Act* (Alberta) on March 24, 2004, by the amalgamation of Denison Energy Inc. ("Denison") and a private corporation known as Calfrac Well Services Ltd. ("CWSL"). On March 8, 2004, Denison completed an arrangement whereby almost all of Denison's assets were transferred to two new corporations, and on March 24, 2004, Denison acquired all of the shares of CWSL, then amalgamated with CWSL and changed its name to Calfrac Well Services Ltd. In this annual information form, references to the Corporation as at dates or for periods prior to March 24, 2004, relate to CWSL as it existed prior to its acquisition by and amalgamation with Denison.

The head office of the Corporation is located at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3 and the registered office is located at 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7.

Intercorporate Relationships

At December 31, 2006, the Corporation owned: (i) all of the shares of Calfrac Well Services Corp., a Colorado corporation that provides pressure pumping services to oil and gas customers in the Rocky Mountain region of the United States, Arkansas and eastern Oklahoma; (ii) all of the shares of ZAO CFW Finance, a Russian corporation that engages in the financing and leasing of pressure pumping equipment in the Russian well servicing market; (iii) all of the shares of ZAO CWS International, a Russian corporation that provides pressure pumping services to oil and gas customers in western Siberia in the Russian Federation; (iv) all of the shares of Calfrac Cyprus Limited, a Cyprus company that is expected to be used to finance the Corporation's operations outside of North America; and (v) 83.3% of the shares of North Aegean Petroleum Company E.P.E. and Sea of Thrace Petroleum E.P.E., which are Greek companies that, together with the Corporation, collectively hold a 75% interest in certain hydrocarbon exploration rights in the Sea of Thrace in northern Greece on which no active exploration is being conducted because they are subject to a force majeure due to territorial disputes between Greece and Turkey. The Corporation also owns 30% of the shares of ChemErgy Ltd. ("ChemErgy"), a company engaged in the research and development of new systems and chemicals in connection with oilfield services.

During the first quarter of 2007, in connection with the completion on February 13, 2007 of an offering of US$135 million of 7.75% senior notes due 2015, the Corporation formed the following direct and indirect wholly owned subsidiaries: (i) Calfrac (Canada) Inc., an Alberta corporation which is the general partner of Calfrac Holdings LP, the issuer of the senior notes; (ii) Calfrac Holdings LP, a Delaware limited partnership with no material assets or operations, except in connection with the issuance of the senior notes; (iii) Calfrac (Alberta) ULC, an Alberta unlimited liability corporation with no material assets or operations, except in connection with the issuance of the senior notes; and (iv) Calfrac (USA) LLC, a Delaware limited liability company with no material assets or operations, except in connection with the issuance of the senior notes.

The following is an organizational chart of Calfrac Well Services Ltd. and its subsidiaries, showing each entity's jurisdiction of incorporation, continuation or formation, as applicable, and the Corporation's ownership interest therein.



Calfrac Well Services Ltd. (Alberta)
100%
Calfrac (Canada) Inc. (Alberta)
99%
1%
Calfrac Holdings LP (Delaware)
100%
Calfrac (Alberta) ULC (Alberta)
100%
Calfrac (USA) LLC (Delaware)
Calfrac Well Services Corp. (Colorado)
100%
Calfrac Cyprus Limited (Cyprus)
100%
ZAO CFW Finance (Russia)
100%
ZAO CWS International (Russia)
100%
North Aegean Petroleum Company E.P.E. (Greece)
83%
Sea of Thrace Petroleum E.P.E. (Greece)
83%

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation was incorporated under the *Business Corporations Act* (Alberta) in June 1999 and commenced operations in August 1999 from its field station in Medicine Hat, Alberta, with a coiled tubing unit. In September 1999, the Corporation acquired its first fracturing spread and successfully completed its first hydraulic fracturing treatment. By December 31, 2001, the Corporation had expanded its fleet of equipment to seven fracturing spreads and six coiled tubing units, and had established field stations in Red Deer and Grande Prairie, Alberta.

In February 2002, the Corporation expanded its operations into the United States by opening a field office in Platteville, Colorado. The establishment of operations at Platteville, Colorado was the Corporation's first significant presence in the United States. In addition, the Corporation put into operation its eighth and ninth fracturing spreads during the year and in early 2003.

The Corporation completed construction of a coiled tubing unit designed specifically to perform fracturing through coiled tubing in early 2003. In addition, due to the increasing requirement to use coiled tubing units in conventional fracture jobs as well as natural gas from coal, or coalbed methane ("CBM") fracture jobs, the Corporation signed a three year contract in February 2004 with a major supplier of coiled tubing unit services in Alberta under which the Corporation was granted a right of first call on six coiled tubing units used for fracturing operated by this supplier in 2004 and a right of first call for a maximum of twelve coiled tubing units thereafter, with an option to renew the contract for an additional year on each anniversary of the contract date commencing in February 2006. In February 2007, this contract was renewed for one additional year to February 15, 2009.

In April 2003, the Corporation entered into a two-year fracturing contract with a major explorer and developer of CBM. In order to satisfy its obligations under this contract, the Corporation developed and commissioned unique fracturing equipment specifically designed to fracture CBM wells, including the first quint nitrogen pumper built for use in the fracturing of CBM by any fracturing company. This equipment was placed into service in February 2004 and was the Corporation's eleventh spread. On December 31, 2004, a new contract was signed with this customer. The contract, which was for two specialized CBM spreads, commenced on January 1, 2005 and expired on the earlier of the second anniversary of the commencement date and the date that the Corporation had fractured 800 wells under the contract. The 800 well commitment was fulfilled in the fourth quarter of 2006 and the Corporation has subsequently signed a one-year agreement with this customer for 2007 which contains no minimum work commitments.

In May 2004, the Corporation added a second fracturing spread to its U.S. operations.

Also in May 2004, the Corporation signed contracts for a three-year term for the supply of nitrogen and carbon dioxide. One of the nitrogen supply contracts guarantees the Corporation's right to all of the nitrogen produced at a plant located near Strathmore, Alberta, and in return the Corporation has committed to monthly payments covering the cost of production and a recovery of capital costs. These payments commenced February 1, 2005, and terminate February 1, 2008. In October 2004, the first shipments of nitrogen were made to the Corporation's Canadian operations from this plant.

On June 1, 2004, the Corporation acquired 70% of the shares of 1108325 Alberta Ltd., which owned all of the shares of Ram Cementers Inc. ("Ram"). At the date of acquisition, the major assets of Ram consisted of one twin and three single pumping units. On February 10, 2005, the Corporation acquired the remaining 30% of the shares of 1108325 Alberta Ltd., and on March 1, 2005, that corporation and Ram were dissolved into the Corporation.

In the fall of 2004, the Corporation added its thirteenth and fourteenth fracturing spreads. One of these spreads was a combination blender/pumper unit developed primarily to perform sand fracturing in Alberta's southeastern shallow gas wells. This unit can be used to perform fracturing that would traditionally take four individual units, thereby leaving a smaller wellsite footprint, requiring fewer operators and lowering operating and capital costs.

In 2005, the Corporation entered into long-term fracturing contracts with one of the leading oil and natural gas companies operating in western Canada. The contracts resulted in the allocation of three fracturing spreads to this customer for contracted terms of four years and contain minimum work commitments for each spread. One of these spreads is focused on the completion of high rate nitrogen fractures on CBM wells, with the remaining two spreads dedicated to shallow gas activity in southern Alberta. The contracts are consistent with the Corporation's philosophy of maintaining a prescribed level of its equipment fleet operating under long-term commitments.

In June 2005, the Corporation entered into contracts for the supply of two deep coiled tubing units including nitrogen, fluid pumping and related well service equipment to the Russian well service market. The contracted units were put into field service in western Siberia in the fourth quarter of 2005. The entry into the Russian market signaled an intention by the Corporation to review other supply-based opportunities in Russia with the mandate to grow its Russian operations by diversifying its customer base and expanding its service offerings to include fracturing, acidizing and cementing. Management of the Corporation believes that the demand for Western technology in this developing market, coupled with the extensive Russian well service industry experience that certain of the Corporation's senior executives and management possess, leaves the Corporation well positioned to effectively and profitably operate and grow in this market.

In September 2005, the Corporation opened its Grand Junction operations facility that services both the Piceance Basin of western Colorado and the Uintah Basin of eastern Utah and transferred a deep fracturing spread from Platteville to this new facility. Also in September 2005, the Corporation opened its fourth Canadian district office in Strathmore, Alberta to support the Corporation's shallow gas fracturing operations in southern Alberta and CBM fracturing operations in east central Alberta.

In 2005, the Corporation added seven fracturing spreads to the 14 fracturing spreads it had operating at the end of 2004. Two of the fracturing spreads were added in the first quarter of 2005, one was added in the second quarter and four were added in the fourth quarter. In 2005, the high rate nitrogen spreads designed for stimulating Canadian CBM wells increased from two to four, conventional sand fracturing spreads in Canada increased from ten to 14 and the U.S. fleet increased from two conventional sand fracturing spreads to three. The Corporation's cementing fleet increased from four pumpers to nine in 2005, and its coiled tubing well servicing fleet remained at eleven.

In 2006, the Corporation completed the construction of a conventional fracturing spread, which was deployed to the Rocky Mountain region of the United States, and a fracturing spread that was deployed to the Russian well service market during the second quarter of 2006. The Corporation also completed the construction of three coiled tubing and two cementing units, which were deployed during the first half of the year. The remaining portion of the capital expenditures related to the 2006 capital program, which included the construction of four additional fracturing spreads, two deep coiled tubing units, six cementing units, high pressure fracturing and nitrogen pumpers, transportation equipment, as well as additional infrastructure required to support the operations of the Corporation. One of the fracturing spreads will operate in the intermediate conventional fracturing market in Alberta and the three remaining fracturing spreads will be focused on deeper, more technical markets. Of these fracturing spreads, one is operating in the Canadian market, the second spread was deployed to the United States and the third spread will be deployed to the Russian well services market. The majority of the additional equipment became operational late in the fourth quarter of 2006, and the Russian fracturing spread and coiled tubing unit is expected to be deployed during the first quarter of 2007. Upon completion of the 2006 capital program, the Corporation expects to have 27 fracturing spreads, 16 coiled tubing units and 17 cementing units in operation.

In April 2006, the Corporation negotiated a four-year take-or-pay contract with a major oil and natural gas operator for a multi-pumper high rate deep fracturing spread to be dedicated to the northwestern Alberta/northeastern British Columbia operating area.

In December 2006, the Corporation approved a capital program of $76 million for 2007, which, together with approximately $20 million carried over from 2006, totals capital expenditures of $96 million for 2007. The majority of the 2007 capital program is focused on supplementing the pumping capacity of the Corporation's existing North American fracturing fleet servicing the deeper basin in Canada, as well as providing the necessary equipment for geographic expansion in the United States. In addition, the 2007 capital program includes capital related to the Corporation's expansion in the Russian well service markets as well as the construction of two new coiled tubing units which are expected to service the Canadian operations. The 2007 capital program also includes additional infrastructure required to support the Corporation's expanding operations. The 2007 capital budget will be funded by the Corporation's cash flow and proceeds from the offering of senior notes by Calfrac Holdings LP completed on February 13, 2007.

Also in December 2006, the Corporation concluded documentation related to an increase in its available credit facilities to $150.0 million with a syndicate of Canadian chartered banks. In connection with the issuance of the senior notes on February 13, 2007, the Corporation elected to reduce its available credit facilities to $90.0 million.

In 2007, the Corporation has expanded its U.S. presence into Arkansas and eastern Oklahoma as a result of a recently signed contract with one of the leading oil and natural gas companies in the United States. The contract results in the allocation of a multi-pumper fracturing spread to this customer for a term of two years providing a base level of work commitments and further expands the scale of the Corporation's operations in the U.S. for the provision of fracturing services in Arkansas and eastern Oklahoma. The contract will be serviced by the Corporation's existing fleet of equipment and equipment being manufactured as part of the 2007 capital program. In addition, the Corporation negotiated a one-year contract with a new customer in a new service area in western Siberia, Russia. This contract is for the supply of a multi-pumper fracturing spread and a deep coiled tubing unit together with support equipment. The Corporation was also awarded fracturing and deep coiled tubing work for 2007 in Russia with an existing customer in two of its key operating areas. The award is a renewal of the services provided by the Corporation in 2006 and calls for an increased volume of fracturing jobs as well as the services of an additional coiled tubing crew.

BUSINESS OF THE CORPORATION

The Corporation is a leading independent provider of specialized oilfield services in Canada and the United States, including fracturing, coiled tubing, cementing and other well stimulation services, which are designed to increase the production of hydrocarbons from wells. The Corporation's operations are focused in western Canada, the United States and Russia. The Corporation has established this leadership in a dynamic market through an expanding geographic network, increased operating fleet and rapidly growing customer base. The Corporation's goal is to safely and efficiently provide the highest degree of expertise, innovation and service to its customers by maintaining its focus on people, equipment and technology with the stability provided by a strong financial foundation. The Corporation's success thus far in achieving this goal is attributable to its ability to meet the needs of its customers by providing superior service and technologies that work in the field, which has led to strong relationships with a number of the world's leading oil and natural gas exploration and production companies.

The Corporation's business is comprised of the following service lines:

Fracturing Services

The principal focus of the Corporation's business is the provision of hydraulic fracturing services to oil and natural gas exploration and production companies. The objective of hydraulic fracturing is to increase the conductivity of an oil or natural gas zone within a reservoir to the wellbore, thus increasing the flow of hydrocarbons, allowing a greater proportion of hydrocarbons to be extracted or produced from that zone. The Corporation provides both conventional hydraulic fracturing and unconventional fracturing to produce natural gas found in coal, also known as CBM fracturing. Deep fracturing is a technically and operationally challenging segment of the fracturing market that is currently experiencing strong growth worldwide. The Corporation has become a leading service provider in the deeper, more technical areas of northern Alberta, northeastern British Columbia and western Colorado by offering innovative equipment, technology solutions and highly trained personnel to execute these difficult projects. The Corporation currently operates 20 Canadian crews from five facilities located in Grand Prairie, Red Deer, Strathmore, Medicine Hat and Edson, Alberta, five U.S. crews from three facilities located in Platteville and Grand Junction, Colorado and Beebe, Arkansas and two Russian crews from three facilities located in Noyabrsk, Khanty-Mansiysk and Purpe. For the years ended December 31, 2006 and 2005, fracturing services accounted for 88% and 94% of the Corporation's revenue, respectively.

Conventional Hydraulic Fracturing Services

The Corporation provides conventional hydraulic fracturing by pumping a viscous fluid with suspended proppant (grains of quartz sand or ceramic material) through the wellbore and into the reservoir zone being stimulated. The pumping pressure causes the zone to fracture and accept the fluid and proppant. The fluid is designed to subsequently break, or lose viscosity, and be driven out of the reservoir zone by its pressure, leaving the proppant suspended in the fracture.

A considerable amount of technology is incorporated into the design of the fracturing fluid, which normally consists of proprietary chemicals that are combined with a base fluid. The final fluid can be gelled, emulsified or foamed and can be preceded by acid. In Canada, most fluids are energized by the introduction of liquid carbon dioxide or nitrogen gas. In addition to the complex chemical technology used for making the fracturing fluid, fracturing involves considerable engineering knowledge and experience to design the fracturing process to maximize the performance of the well. Each fracture is individually designed to take account of the specific temperatures, pressures, formation permeability and reservoir fluids expected in the producing zone in which fracturing will be performed. The Corporation's engineering staff provides technical evaluation and job design recommendations as an integral element of its fracturing service to the customer.

Hydraulic fracturing services involve the use of sophisticated equipment specifically designed and constructed for hydraulic fracturing. A complement or "spread" of equipment required to perform a conventional hydraulic fracturing job normally consists of the following:

- a blender to blend chemicals, base fluid and proppant into specific mixes of fracturing fluids;
- one or more high horsepower fracturing pumpers, with the number dependent upon the pumping pressure and rate required for the fracture; the Corporation has combined the blender, pumper, data van and iron truck into a unique fracturing unit designed for fracturing through coiled tubing and fracturing with foam operations;

- a chemical additive unit to hold and deliver each chemical in controllable quantities in order to blend the fracturing fluid; the Corporation sometimes incorporates this unit into its blenders to increase efficiency and reduce the "footprint" of the spread at a particular well location;
- an iron truck or trailer used for transporting and rigging up the high-pressure lines or "iron" that connect the various components of the fracture spread and wellhead;
- a computer van equipped with monitoring, data recording, satellite communication and remote pumper controls to monitor and control the treatment and also record the data related to each phase of the fracture;
- one or more pumpers to pump the energizer (carbon dioxide or nitrogen); and
- various equipment to transport, store and deliver the proppant and energizer.

The traditional or stage fracture procedure for stimulating a multi-zone well involves numerous trips to the well location, with each trip stimulating only one or two of the zones. In recent years, procedures have been developed so that all of the zones for a particular well can be fractured in just one trip to the well location. This procedure, using snubbing units for deeper, more highly pressurized wells and coiled tubing units for shallower wells, involves accessing the target zone up or down the wellbore by raising or lowering tubing and requires the use of specialized tools that can isolate the target zone for treatment. The ability to complete the fracturing services for a multi-zone well in one trip to the well location has become increasingly attractive to customers, as it reduces the traffic to the well location and the resulting disturbance to the landowners and allows the well to be brought into production more quickly. In addition, this procedure simplifies the coordination of the logistics of the fracturing completion.

CBM Fracturing Services

The Corporation has identified the market niche of supplying fracturing services to exploration and production companies involved in developing CBM in western Canada as one in which the Corporation seeks to be a leading provider. In Canada, Alberta and British Columbia have vast coal resources, and the first commercial CBM production projects are located in the Horseshoe Canyon formation in south-central Alberta.

As a result of the Corporation's extensive involvement in various pilot projects evaluating the viability of CBM production in western Canada, the Corporation, along with its customers, has developed an unconventional method of fracturing multi-zone CBM wells by pumping nitrogen gas through coiled tubing at very high rates without the use of proppant, fluid or chemicals.

The Corporation has developed a significant level of expertise and experience in fracturing CBM wells and has become a leading independent provider of hydraulic fracturing services to customers who stimulate CBM wells in Canada. Approximately 2,400 CBM wells were drilled in western Canada in 2006. The Corporation has four fracturing spreads specifically designed to provide high rate nitrogen stimulation services to CBM wells.

Coiled Tubing Services

The Corporation provides coiled tubing services by injecting coiled tubing into wells to perform various well servicing operations. Coiled tubing units are often used together with the appropriate support equipment to pump nitrogen, acid or air into wells in order to remove unwanted corrosive acids, solids, gels and fluids from the wellbore and producing zone. Coiled tubing units can also be used to set and remove tools, perform well abandonments and set siphon or velocity strings, which promote the production of natural gas without the accumulation of fluid in the wellbore. Since 1999, the Corporation has successfully developed innovative equipment and treating procedures required to effectively complete coiled tubing assignments, from relatively simple shallow natural gas operations to the high-tech, deep natural gas projects. The Corporation's shallow and deep natural gas coiled tubing operations are currently conducted in Canada with 11 units and in Russia with four units. For the years ended December 31, 2006 and 2005, coiled tubing services accounted for 7% and 3% of the Corporation's revenue, respectively.

Cementing Services

Drilling for oil and natural gas involves penetrating numerous geological layers, many of which may be saturated with fresh or salt water, oil, natural gas, or combinations of all three. To accomplish segregation between layers after a hole is drilled, steel casing is run into the bottom of the well and cemented in place. Once the cement has hardened, all of the geological formations that have been penetrated are isolated from each other and the completion of the well can proceed. The Corporation reaffirmed its long-term commitment to grow this service line by acquiring the remaining 30% interest in Ram Cementers Inc. in 2005 and subsequently adding new equipment. The Corporation currently operates 14 cementing units stationed throughout Alberta, Canada. For the years ended December 31, 2006 and 2005, cementing services accounted for 5% and 3% of the Corporation's revenue, respectively

Demand for Hydraulic Fracturing Services

Demand for well services in the Corporation's industry is primarily influenced by the level of drilling activity and development by oil and natural gas companies, which, in turn, depends largely on current and anticipated future crude oil and natural gas prices as well as production depletion rates.

Current industry forecasts suggest that demand for oil and natural gas will increase and will be coupled with a flat or declining production curve, which the Corporation believes will result in a continuation of historically high crude oil and natural gas commodity prices. The U.S. Energy Information Administration has forecasted that oil and natural gas consumption will increase in Canada, the United States and worldwide at an average annual rate of 1.2%, 1.0%, and 1.8%, respectively, from 2003 through 2030. Meanwhile, oil and natural gas production is expected to decline in Canada at an average annual rate of 0.8% during the same period. Additionally, oil and natural gas exploration and production companies within the United States and worldwide seem to demonstrate a flat production curve, as, according to the U.S. Energy Information Administration, production of oil and natural gas is expected to increase at an average approximate annual rate of 0.3% and 1.8%, respectively, from 2003 to 2030.

As a result, the Corporation anticipates that oil and natural gas production companies will continue to increase their capital spending in order to respond to an increasing demand for these commodities. According to Baker Hughes rig count data, the average total rig count in Canada increased 38.1% from 341 in 2001 to 471 in 2006. Meanwhile, in the United States, average total rig count increased 42.6% from 1,156 in 2001 to 1,649 in 2006. Moreover, worldwide average total rig count, excluding Canada and the United States, increased 24.2% from 745 in 2001 to 925 in 2006.

To further understand this increase in capital spending, a similar analysis shows that much of this expansion has focused on natural gas. For example, according to Baker Hughes rig count data, from 2001 to 2006, the average total natural gas rig count in Canada has increased 56.1% from 231 to 361, while in the United States the average total natural gas rig count has increased 46.2% from 939 to 1,372 during the same period. Even though production companies in Canada and the United States have increased capital spending in the last five years, Canadian natural gas production is expected to decline by 0.2% through 2030. This is largely a function of increasing decline rates for natural gas wells in Canada. The Corporation believes that a continued increase in drilling and workover activity will be required to meet an expected increase in demand for natural gas.

Competitive Strengths

Strategic position in the top three fracturing markets. The Corporation believes that it is strategically positioned in the three most significant fracturing markets in the world: Canada, the United States and Russia. The Corporation is one of the leading companies in the Canadian market in providing innovative conventional hydraulic and CBM fracturing services throughout the shallow and unconventional natural gas markets as well as the deeper, more technical areas of the Western Canadian Sedimentary Basin. The Corporation continues to expand its presence in the United States, where oil and natural gas exploration and development activity has reached its highest levels since the 1980s. The Corporation now services both the western and eastern slopes of the Rocky Mountains in the United States, including the Piceance and Denver Julesburg Basins, as well as the Fayetteville shale area in Arkansas and the Arkoma basin of eastern Oklahoma, and is well positioned for the growing demand for its services in these regions where fundamentals remain strong. In December 2006, the Corporation entered into a long-term contract with one of the leading oil and natural gas companies in the United States. This contract further expands the scale of the Corporation's operations in the U.S. for the provision of fracturing services in Arkansas and eastern Oklahoma. In 2005, the Corporation successfully commenced operations in Russia, the world's third largest fracturing market after the United States and Canada. The Corporation's management team has extensive Russian well service industry experience, which, together with strong demand in this market for Western technology, enhances its position to effectively and profitably operate and grow in this robust market. By establishing a presence in each of these key markets, the Corporation believes it is well positioned for significant future global growth.

Field-proven technologies and specialty equipment. With a comprehensive fleet of specially designed fracturing, well servicing and cementing units, the Corporation is able to respond quickly to customer demand and new opportunities by mobilizing equipment and personnel to geographic regions as required with minimal time and cost. A considerable amount of technology and engineering expertise is incorporated into the fluid chemistry and the design of fracturing programs. The Corporation has developed proprietary technologies that provide viscosities with minimum additives that optimize proppant placement and enhance fracturing fluid recovery. The Corporation has also developed highly innovative and specially designed field equipment that allows it to combine functions, resulting in less equipment being required at a particular well location, thereby reducing the "footprint" of the equipment. The Corporation has considerable and valuable experience with performing concurrent multi-zone hydraulic fractures through coiled tubing rigs or snubbing units, which avoids multiple trips to the well location and brings the well into production faster for its customers, while allowing the Corporation to achieve higher rates of equipment utilization.

Strong relationships with a diversified customer base. The Corporation recognizes that the success of its business is based on high levels of customer satisfaction and strong business relationships. The Corporation has experienced field operations staff that are supported by highly qualified technical personnel, which enable it to develop an understanding of each customer's specific needs, then tailor innovative, practical and cost-effective solutions to meet those needs. The Corporation has strong relationships with over 300 active customers, comprised of a diverse and balanced mix of large, intermediate and small oil and natural gas exploration and production companies. The Corporation's largest customers include EnCana Corporation, Quicksilver Resources Canada Inc., Occidental Oil & Gas Corporation, ConocoPhillips Canada Ltd. and Antero Resources Corporation. For the year ended December 31, 2006, the Corporation's ten largest customers collectively represented 48% of the Corporation's revenue.

Prudent financial management and conservative capital structure. The Corporation's business philosophy places importance on its financial flexibility and the strength of its balance sheet and it operates, finances its growth and manages its capital structure in accordance with this philosophy. Historically, the Corporation has operated with minimal leverage and has tied major initiatives and capital investment with specific contracts. The Corporation's ability to successfully execute a measured and profitable growth strategy is primarily attributable to its adherence to strict operating and financial criteria that include rigorously focusing on the Corporation's core businesses, maintaining an edge over its competition through innovative technologies and equipment, optimizing its assets and securing unique, long-term contracts with its customers that minimize the Corporation's financial risk.

Highly experienced and committed senior management team. The Corporation draws on the global experience of its management team to maintain its leading market position and strong relationships with its customers. The Corporation's senior executive management team has an average of 26 years of relevant industry experience, with a demonstrated track record. The Corporation believes that their significant experience in and knowledge of the Corporation's specialized business strengthens the Corporation's ability to compete and prudently manage its business throughout industry cycles. The Corporation's board of directors includes members recognized individually for their accomplishments in the fields of energy, law, investment banking and private investment. Key members of the Corporation's senior management team and board of directors own or control approximately 36% of the Corporation's outstanding common shares.

Business Strategy

Service First: Provide the highest degree of expertise and service. Central to the Corporation's business strategy and corporate mission is its goal to safely and efficiently provide the highest degree of expertise, innovation and service to its customers by maintaining the Corporation's focus on people, equipment and technology with the stability provided by a strong financial foundation. To create new value for the Corporation's customers and greater opportunities for its employees, the Corporation continues to strive for operational excellence under its key principle, Service First. From technology investments to customer care to employee achievement, the Corporation seeks to maintain its leadership position as the preferred provider to its customers by delivering the Corporation's services with the highest degree of quality, efficiency and integrity.

Technologies That Work In The Field: Invest in technologically advanced assets and chemistry. The quality of the Corporation's assets and chemistry is fundamental to the viability of a long-life, specialized oilfield service company that serves a global market. Hydraulic fracturing operations are constantly improving through advances in technology, which are intended to translate into cost savings and enhanced production for the Corporation's customers. The importance of technology in delivering value-added solutions begins in the Corporation's own operations with the ability to share ideas and best practices, support regional and global customers, improve productivity, increase efficiency, reduce environmental impact and drive continuing growth. The Corporation will continue to invest in technology and engineering to maintain its leading market position and serve its customers in innovative and efficient ways.

Service Line Expansion: Expand and diversify the Corporation's products and services. The Corporation has invested heavily in specially designed fracturing, coiled tubing, cementing and other well servicing solutions. Each of these growing service lines offers new opportunities for the Corporation to add value through new innovative technologies and equipment designs that improve operating efficiency, reduce environmental impact, lower finding costs for its clients and deliver results. The Corporation remains focused on adding complementary service lines and maintaining a prescribed level of its equipment fleet operating under long-term commitments, thereby helping to minimize localized weather related issues while responding to industry and market conditions, fluctuations in regional activity levels and customer demand. The Corporation expects to continue to diversify its activities so that the Corporation's personnel and equipment can operate at near full capacity year-round.

Geographic Expansion: Expand the Corporation's global presence and network. The Corporation believes that through its presence in the world's top three fracturing markets, it is well positioned to serve customers in their major operating areas. The Corporation is optimistic about its continuing growth in Canada and the United States, as well as its recent entry into the Russian market including the recent addition of a facility in Purpe, Russia. In 2007, the Corporation will expand its U.S. presence into Arkansas and eastern Oklahoma as a result of a recently signed contract with a large exploration and production company. The Corporation believes that its established operating bases located in Canada, the United States and Russia will act as a springboard for its future growth by leveraging off the Corporation's experience, technological advantages and established customer base. Backed by thorough and detailed research, forecasts and market analysis, the Corporation will continue to prudently enhance its geographic footprint through customer-driven opportunities in areas it deems to have an advantage either technically or politically.

Internal Expansion: Strengthen the Corporation's workforce. The greatest challenge facing the oilfield service industry today is securing a reliable, qualified and dedicated workforce. Employee development is a vital part of the Corporation's efforts to strengthen its organization and assure that it has the right people in place at the right time. In September 2005, the Corporation opened a new training, research and development facility that has been staffed with experienced training professionals of various specialties. By providing an environment for ongoing exceptional learning in both the classroom and the field, the Corporation increases productivity, efficiency and performance through its people. The Corporation remains committed to building long-term relationships with its employees through continuous training, diverse skills development and incentive programs.

Customers

The Corporation's customer base consists of more than 300 oil and natural gas exploration and production companies, ranging from large multinational public companies to small private companies. The Corporation's five largest customers in Canada accounted for approximately 40% of its revenue from Canadian operations for the year ended December 31, 2006. The Corporation's five largest customers in the United States accounted for approximately 62% of its revenue from U.S. operations for the year ended December 31, 2006. EnCana Corporation, the Corporation's largest customer, accounted for approximately 24% of the Corporation's revenue from Canadian operations, approximately 9% of its revenue from U.S. operations and approximately 19% of its total revenue for the year ended December 31, 2006 and was the only customer that accounted for more than 10% of the

Corporation's total revenue during that period. The Corporation currently has three multi-year agreements to provide fracturing services to this customer, which expire in February 2009, March 2009 and February 2010, respectively. Each of these agreements includes minimum level work commitments by this customer.

Contracts

Based on the Corporation's expertise in providing hydraulic fracturing services and its strong business relations with its customers, the Corporation has four multi-year agreements to provide fracturing services with two customers, including three such agreements with EnCana Corporation. These agreements specify a minimum quantity of fracturing services to be provided by the Corporation under the contract terms. Each contract ranges from two to four years and provides for minimum work commitments for each fracturing spread.

The Corporation also has a one-year contract with one of the largest oil and natural gas producers in Russia for the provision of fracturing and coiled tubing services.

Suppliers

The Corporation sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide, diesel fuel, and component parts, such as coiled tubing, from a variety of suppliers in North America and Russia. The Corporation's long-term supply arrangements include signed contracts with an Alberta-based company for a term of three years for the supply of nitrogen and carbon dioxide. The Corporation also has an exclusive relationship with ChemErgy Ltd. ("ChemErgy"), a company in which it has a 30% ownership interest, whereby ChemErgy is required to supply products and perform research and development for the Corporation on an exclusive basis, and the Corporation is required to acquire all of the chemical products used in its business from ChemErgy.

The exclusive relationship agreement with ChemErgy is to terminate on May 31, 2011, but will be automatically renewed for one-year renewal terms unless terminated with notice by either party. On termination of the exclusive relationship agreement, the Corporation is entitled to a non-exclusive, worldwide license to use all of the technology developed by ChemErgy during the term of the agreement. The Corporation also has a three-year contract with an Alberta-based oilfield service company for the provision of coiled tubing rigs designed specifically to perform fracturing through coiled tubing. The agreement was signed in February 2004 and includes the option to renew the agreement for an additional year on each upcoming anniversary of the contract. The contract was extended to February 2009 by exercise of the Corporation's renewal option in February 2007.

Competition

The markets in which the Corporation operates are highly competitive. The Corporation operates in Canada, the United States and Russia and competes against a large number of companies that offer services that overlap and are competitive with the Corporation's services and products in each geographic area of operation. The Corporation's competition includes multinational oilfield service companies as well as regional competitors. The Corporation's major multinational competitors include Schlumberger Ltd., Halliburton Company and BJ Services Company. The Corporation also competes against Trican Well Services Ltd. in Canada and Russia. In addition, the Corporation competes against a number of smaller and locally oriented businesses in Canada and the United States, which provide products and services similar to the Corporation's.

Regulation

The Corporation operates under the jurisdiction of a number of regulatory bodies that regulate worker safety standards, the handling of hazardous materials and the protection of the environment. Environmental laws and regulations that the Corporation is subject to have become more stringent in recent years and have generally sought to impose greater liability on a larger number of potentially responsible parties. Because the Corporation provides services to companies producing oil and natural gas, it may become subject to claims relating to the release of such substances into the environment.

Currently, the oil and natural gas industry is facing negative public perception regarding the consequences of CBM development on nearby groundwater wells. Although new regulations have been put in place in Canada to restrict fracturing activities to zones below groundwater supplies and to provide monitoring of adjacent water wells before and after development activities, these new regulations have not alleviated public concern. Accordingly, negotiating surface rights and obtaining well licenses for CBM development is currently relatively more difficult for the Corporation's customers.

On October 31, 2006, the Government of Canada announced it was implementing changes to the way income trusts are taxed in Canada. Under the announced changes, income trusts will be taxed at similar rates to their corporate peers. The results of this change could impact the ability of income trusts to raise capital, which in turn could impact their capital spending on services like those provided by the Corporation. The Corporation expects this change to have a minor impact on its business, as currently income trusts only represent approximately 15% of its Canadian revenue base and less than 12% of the Corporation's consolidated revenue base.

Intellectual Property

The Corporation's research and development efforts are focused on providing specific solutions to the challenges experienced by oil and natural gas exploration and production companies when fracturing and stimulating wells. The Corporation's success in hydraulic fracturing has been facilitated by its ability to provide proprietary blends of chemicals that, together with the Corporation's technical expertise and innovative equipment, result in customers' wells being more productive.

The Corporation conducts a significant amount of its research and development in conjunction with ChemErgy. ChemErgy is engaged in research and development relating to new systems and chemicals in connection with oilfield services. ChemErgy also supplies chemical products and provides quality control and logistical services for the products supplied. ChemErgy operates a fully equipped laboratory in Calgary, Alberta staffed with chemical engineers, chemists and technicians who are experienced in developing technologies to be used in oilfield operations and implementing these procedures in the field. Whenever possible, the Corporation and ChemErgy undertake to protect intellectual property that they develop through joint applications for patent protection, and the Corporation and ChemErgy currently have three joint patents pending on chemical systems used to deliver fracturing services.

Facilities and Operating Assets

The Corporation provides hydraulic fracturing and well stimulation services from its corporate head office in Calgary, Alberta, regional offices in Denver, Colorado and Moscow, Russia, and 11 operating bases located in Medicine Hat, Strathmore, Red Deer, Grande Prairie and Edson, Alberta, Platteville and Grand Junction, Colorado, Beebe, Arkansas and Noyabrsk, Khanty-Mansiysk and Purpe in Russia.

As at December 31, 2006, the Corporation was operating 21 conventional fracturing spreads. In addition to the conventional fracturing spreads, it is also operating four CBM fracturing spreads. The Corporation's well servicing equipment includes five deep coiled tubing units, eight shallow coiled tubing units and one fracturing through coil rig. The Corporation's cementing equipment consists of seven single and six twin cementers.

As at December 31, 2006, the Corporation had two conventional fracturing spreads, four cementers and two coiled tubing units yet to be put into service from the 2006 capital program. The manufacturing of this equipment is expected to be completed before the end of the first quarter of 2007. Upon the completion of the Corporation's 2006 capital program, it expects to have 27 fracturing spreads, 16 coiled tubing units and 17 cement pumpers.

Employees

As at December 31, 2006, the Corporation had approximately 1,200 employees in its operating regions. None of the Corporation's employees are unionized.

RISK FACTORS

The financial condition and results of operations of the Corporation are subject to the following risk factors:

The Corporation's business depends on the oil and natural gas industry and particularly on the level of exploration and development for North American and Russian oil and natural gas, which is volatile.

The demand, pricing and terms for fracturing and well stimulation services largely depend upon the level of exploration and development activity for North American and Russian natural gas and, to a lesser extent, oil. Industry conditions are influenced by numerous factors over which the Corporation has no control, including the level of oil and natural gas prices, expectations about future oil and natural gas prices, the cost of exploring for, producing and delivering oil and natural gas, the decline rates for current production, the discovery rates of new oil and natural gas reserves, available pipeline and other oil and natural gas transportation capacity, weather conditions, political, military, regulatory and economic conditions, and the ability of oil and natural gas companies to raise equity capital or debt financing. A material decline in global oil and natural gas prices or North American and Russian activity levels as a result of any of the above factors could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation is susceptible to seasonal volatility in its operating and financial results due to adverse weather conditions.

The Corporation's financial results are directly affected by the seasonal nature of the North American oil and natural gas industry. The first quarter incorporates the winter drilling season when most of the activity takes place. During the second quarter, soft ground conditions typically curtail oilfield activity in all of the Corporation's Canadian operating areas such that many rigs are unable to move about due to road bans. This period, commonly referred to as "spring breakup", occurs earlier in the year in southeastern Alberta than it does in northern Alberta and northeastern British Columbia. Consequently, this is the Corporation's weakest three-month revenue period. Additionally, if an unseasonably warm winter prevents sufficient freezing, the Corporation may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. The demand for fracturing and well stimulation services may also be affected by severe winter weather in North America and Russia. In addition, during excessively rainy periods in any of the Corporation's operating areas, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation's customer base is concentrated and loss of a significant customer could cause its revenue to decline substantially.

The Corporation's customer base consists of more than 300 oil and natural gas exploration and production companies, ranging from large multinational public companies to small private companies. Notwithstanding the Corporation's broad customer base, it has one significant customer that accounted for 19% of its revenue for the year ended December 31, 2006. Prior to December 23, 2003, this customer was one of the Corporation's equity shareholders. The Corporation currently has three multi-year agreements to provide fracturing services to this customer, which expire in February 2009, March 2009 and February 2010. Each of these agreements includes a base level of commitments by this customer. However, there can be no assurance that the Corporation's relationship with this customer will continue, and a significant reduction or total loss of the business from this customer, if not offset by sales to new or existing customers, would have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

If the Corporation is unable to obtain raw materials, diesel fuel and component parts from its current suppliers it could have a material adverse effect on its business.

The Corporation sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and diesel fuel, and component parts, such as coiled tubing, from a variety of suppliers in North America and Russia. Should the Corporation's current suppliers be unable to provide the necessary raw materials and component parts at a price acceptable to it or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation is subject to extensive government regulations that may require it to take actions that will adversely affect its results of operations.

The Corporation's operations are subject to a variety of federal, provincial, state and local laws, regulations and guidelines, including laws and regulations relating to health and safety, the conduct of operations, taxation, the protection of the environment and the manufacture, management, transportation and disposal of certain materials used in its operations. The Corporation has invested financial and managerial resources to ensure such compliance and expects to continue to make such investments in the future. Such laws or regulations are subject to change and could result in material expenditures that could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows. It is impossible for the Corporation to predict the cost or impact of such laws and regulations on its future operations.

The tax attributes available for use by the Corporation has not been audited by governmental authorities and are almost fully utilized.

The Corporation has reduced its Canadian income tax liabilities from March 2004 through the end of 2006 by using tax attributes estimated at $220 million for federal income tax purposes and $170 million for provincial income tax purposes arising from the reorganization of Denison. The Canada Revenue Agency has not audited any of the tax returns in which the above-mentioned tax attributes were used to reduce the incurrence of Canadian current and future income tax liabilities. The Corporation's current expectations are that it will fully utilize these tax attributes during 2007 and, as a result, the majority of its Canadian income for 2007, and all Canadian income for future periods, will be subject to statutory income tax rates in Canada.

The Kyoto Protocol has come into effect and the Corporation is unable to predict the impact of the Kyoto Protocol on its operations.

Canada is a signatory to the United Nations Framework Convention on Climate Change and has adopted the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Future federal legislation, together with provincial emission reduction requirements, such as those in effect in Alberta's *Climate Change and Emissions Management Act*, may require the reduction of emissions or emissions intensity from the Corporation's operations and facilities. Mandatory emissions reductions may result in increased operating costs and capital expenditures for oil and natural gas producers, thereby decreasing the demand for the Corporation's services. The mandatory emissions reductions may also impair the Corporation's ability to provide its services economically. The Corporation is unable to predict the impact of the Kyoto Protocol on the Corporation and it is possible that it may have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Corporation's operations are subject to hazards inherent in the oil and natural gas industry.

The Corporation's operations are subject to hazards inherent in the oil and natural gas industry, such as equipment defects, malfunction and failures, and natural disasters which result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These hazards could expose the Corporation to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages. The Corporation continuously monitors its activities for quality control and safety, and although the Corporation maintains insurance coverage that it believes to be adequate and customary in the industry, such insurance may not be adequate to cover its liabilities and may not be available in the future at rates that the Corporation considers reasonable and commercially justifiable.

Conservation measures and technological advances could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. The Corporation cannot predict the impact of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Corporation may become subject to claims or liabilities relating to its transaction with Denison. The Corporation is subject to several legal actions in Greece relating to the operations of Denison and is unable to predict the consequences of these actions.

From time to time, there may be legal proceedings pending or threatened against the Corporation relating to the business of Denison prior to its reorganization and subsequent acquisition of the Corporation. In March 2004, the Canadian petroleum and natural gas assets and the mining leases, mining environmental services and related assets and liabilities of Denison were transferred to two new corporations that provided indemnities to the Corporation for all claims or losses relating to Denison's prior business, except for matters related to specific liabilities retained by the Corporation. Despite these indemnities, it is possible that the Corporation may be found responsible for claims or losses relating to the assets and liabilities transferred by Denison and that claims or losses may not be within the scope of either of the indemnities or may not be recoverable by the Corporation. Because of the nature of Denison's former operations (oil and natural gas exploration and production, mining and environmental services), these claims and losses could include substantial environmental claims. The Corporation cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against Denison or affecting the Corporation's business or any legal or regulatory proceedings that may relate to Denison's prior ownership or operation of assets.

The Corporation's executive officers and key employees are critical to its business and these individuals may not remain with the Corporation in the future.

The successful operation of the Corporation's business depends upon the abilities, expertise, judgment, discretion, integrity and good faith of its executive officers, employees and consultants. In addition, the Corporation's ability to expand its services depends upon its ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high, and the supply is limited. If the Corporation loses the services of one or more of its executive officers or key employees, it may have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation's industry is intensely competitive.

Each of the markets in which the Corporation participates is highly competitive. To be successful, a service provider must provide services that meet the specific needs of oil and natural gas exploration and production companies at competitive prices. The principal competitive factors in the markets in which the Corporation operates are product and service quality and availability, technical knowledge and experience, reputation for safety and price. The Corporation competes with large national and multinational oilfield service companies that have greater financial and other resources than it does. These companies offer a wide range of well stimulation services in all geographic regions in which the Corporation operates. In addition, the Corporation competes with several regional competitors. As a result of competition, the Corporation may suffer from a significant reduction in revenue or be unable to pursue additional business opportunities.

Fluctuations in currency exchange rates could adversely affect the Corporation's business.

The Corporation incurs a significant amount of its expenses in U.S. dollars and these expenditures are therefore directly affected by the Canadian/U.S. dollar exchange rate, which fluctuates over time. Net income from the Corporation's U.S. operations is denominated in U.S. dollars, so that a decrease in the value of the U.S. dollar will decrease the Canadian dollar amount of net income from U.S. operations. Russian income is earned in U.S. dollars but is paid in Russian rubles converted to U.S. dollars at the official conversion rate in Russia on the day prior to payment. Conversion rates of the Russian ruble to or from U.S. dollars will also affect the Corporation's net income. The Corporation also incurs expenses in Russian rubles for its operations in that country.

The Corporation's business is capital intensive and it may not be able to finance future growth or expansion of its operations.

The Corporation's business plan is subject to the availability of additional financing for future costs of operations or expansion that may not be available, or may not be available on favourable terms. The Corporation's activities may also be financed partially or wholly with debt, which may increase its debt levels above industry standards. The level of the Corporation's indebtedness from time to time could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. If the Corporation's cash flow from operations is not sufficient to fund its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

The Corporation's management, through its collective share ownership, may be able to control the outcome of shareholder voting and may exercise this voting power in a manner adverse to the Corporation's securityholders.

Collectively, the Corporation's management owns or controls common shares representing approximately 36% of the total voting power of the Corporation's common shares. As a result, the Corporation's management may have the ability to direct the election of members of its board of directors and to exercise a controlling influence over its business and affairs, including any determinations with respect to mergers or other business combinations involving the Corporation, its acquisition or disposition of assets, its incurrence of indebtedness, its issuance of any additional common shares or other equity securities, its repurchase or redemption of common shares or preferred shares and its payment of dividends. Additionally, the Corporation's management may have the power to determine or significantly influence the outcome of matters submitted to a vote of its shareholders, including the power to prevent an acquisition or any other change in control of the Corporation. In any particular transaction, the interests of the Corporation's management as shareholders may differ from the interests of the Corporation's securityholders and actions taken by the Corporation's management as shareholders with respect to the Corporation may not be favourable to such securityholders.

The Corporation's foreign operations will expose it to risks from abroad, which could negatively affect its results of operations.

Some of the Corporation's operations and related assets are located in countries outside North America, some of which may be considered to be politically and economically unstable. Activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalization, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by terrorist or insurgent groups, any of which could adversely affect the economics of exploration or development projects and the demand for the Corporation's well stimulation services, which may have a material adverse effect on its business, financial condition, results of operations and cash flows.

Demand for the Corporation's services may be adversely impacted by regulations affecting the oil and natural gas industry.

The operations of the Corporation's customers are subject to or impacted by a wide array of regulations in the jurisdictions in which they operate. As a result of changes in regulations and laws relating to the oil and natural gas industry, the Corporation's customers' operations could be disrupted or curtailed by governmental authorities. The high cost of compliance with applicable regulations may cause customers to discontinue or limit their operations and may discourage companies from continuing development activities. As a result, demand for the Corporation's services could be substantially affected by regulations adversely impacting the oil and natural gas industry.

MARKET FOR SECURITIES

The Corporation's common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "CFW". The following table sets forth the monthly price ranges and volumes of trading of the common shares on the TSX during 2006.

Period	High $	Low $	Volume
January	46.21	39.16	2,445,086
February	44.75	31.45	2,465,918
March	34.80	29.97	9,743,967
April	36.98	31.67	2,724,488
May	36.59	27.82	2,332,695
June	30.47	23.03	3,091,502
July	28.48	23.35	3,674,034
August	28.95	24.89	1,467,988
September	25.94	20.57	2,717,796
October	22.64	19.68	3,164,428
November	21.08	18.07	2,782,058
December	23.65	19.50	2,668,273

DESCRIPTION OF COMMON SHARES

The holders of common shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of the Corporation, to receive such dividends as the board of directors declares, and to share equally in the assets of the Corporation remaining upon the liquidation of the Corporation after the creditors of the Corporation have been satisfied.

CREDIT RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

The following table outlines the credit ratings received by the Corporation in connection with the issuance by Calfrac Holdings LP of senior notes on February 13, 2007.

	Standard & Poor's Ratings Services ("S&P")	Moody's Investors Service ("Moody's")
Corporate Credit Rating	B+	Ba3
Calfrac Holding LP Senior Unsecured Debt	B	B1
Outlook	Stable	Stable

S&P's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Rating of B+ and B by S&P represent the sixth highest of ten categories and indicate that the obligor is more vulnerable to nonpayment than obligors in higher-rated categories, but currently has the capacity to meet its financial commitment on an obligation, although adverse business, financial or economic conditions are considered likely to impair the obligor's capacity or willingness to meet its financial commitment on an obligation. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category. The stable outlook implies that the rating is not likely to change.

Moody's long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Ratings of Ba3 and B1 by Moody's are the fifth and sixth highest of nine categories, respectively. Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk. Obligations rated B are considered speculative and are subject to high credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

DIVIDENDS

The Corporation adopted a semi-annual dividend policy in May 2005. In June 2006, the Corporation declared a dividend under its semi-annual dividend policy of $0.05 per share. This dividend was declared to all shareholders of record on June 15, 2006, and paid on July 4, 2006. In December 2006, an additional dividend of $0.05 per share was declared to all shareholders of record on December 19, 2006, and paid on January 5, 2007. The payment of any dividend is at the discretion of the board of directors and depends on the financial condition of the Corporation and other factors.

DIRECTORS AND OFFICERS

The following table sets forth information with respect to the directors and executive officers of the Corporation.

Name and Residence	Position with the Corporation	Director Since	Principal Occupation During the Last Five Years
Ronald P. Mathison (1)(2) Alberta, Canada	Chairman of the Board and a Director	March 8, 2004 (4)	President, Matco Investments Ltd. (a private investment company).
Douglas R. Ramsay Alberta, Canada	President and Chief Executive Officer and a Director	March 24, 2004	President and Chief Executive Officer of the Corporation. Prior to March 24, 2004, President and Chief Executive Officer of CWSL.
Gordon A. Dibb Alberta, Canada	Executive Vice President and Chief Operating Officer		Executive Vice President and Chief Operating Officer and, prior to December 14, 2004, Chief Financial Officer of the Corporation. Prior to March 24, 2004, Vice President and Chief Financial Officer of CWSL.
Tom J. Medvedic Alberta, Canada	Vice President, Finance and Chief Financial Officer		Vice President, Finance and, since December 14, 2004, Chief Financial Officer of the Corporation. Prior to July 12, 2004, Treasurer of Ensign Resource Service Group Inc.
James S. Blair (3) Alberta, Canada	Director	May 8, 2002 (4)	Chairman and Chief Executive Officer, ExAlta Energy Inc. (a public oil and gas exploration and development company) since 2002. Prior thereto, Senior Vice President and Chief Operating Officer, Husky Energy Inc. (a public integrated energy company).
Gregory S. Fletcher (1)(2) Alberta, Canada	Director	May 8, 2002 (4)	President, Sierra Energy Inc. (a private energy company).
Martin A. Lambert (3) Alberta, Canada	Director	March 8, 2004 (4)	Managing Director, Matco Capital Ltd. (a private investment company)

Name and Residence	Position with the Corporation	Director Since	Principal Occupation During the Last Five Years
R.T. (Tim) Swinton [1][2] Alberta, Canada	Director	March 24, 2004	President, Western Provinces Resources Ltd. (a private investment company) since 1997. Executive Chairman of IPEC Ltd. (a Canadian public pipeline and oilfield construction company) from 1999 to 2001.

Notes:

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance and Nominating Committee.
(4) Service prior to March 24, 2004, was as a director of Denison.
(5) Each director holds office until the close of the annual meeting to be held on May 9, 2006.

As at March 19, 2007, the directors and executive officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 12,928,310 common shares, representing 35.5% of the 36,390,408 issued and outstanding common shares.

LEGAL PROCEEDINGS

As a result of the acquisition and amalgamation with Denison in 2004, Calfrac assumed certain legal obligations relating to Denison's Greek operations. In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined. In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on May 29, 2007. Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid. In some instances, the courts have awarded the employees immaterial amounts of additional compensation and, in one case, have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to the smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece which is scheduled to be heard on November 6, 2007 or have advised that they are waiting for the outcome of the appeal to the Supreme Court of Greece before proceeding further. The direction and financial consequence of the potential decisions in these actions cannot be determined at this time.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Corporation's common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta, and Toronto, Ontario.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP has prepared the auditor's report on the consolidated financial statements of the Corporation for the year ended December 31, 2006. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Corporation's Audit Committee mandate sets out the committee's purpose, organization, duties and responsibilities. A copy of the mandate is attached hereto as Appendix "A".

Composition of Audit Committee

The Corporation's Audit Committee is comprised of Ronald P. Mathison, Gregory S. Fletcher and R.T. (Tim) Swinton, all of whom are financially literate and independent, as such terms are defined in Multilateral Instrument 52-110 – *Audit Committees* ("MI 52-110").

Relevant Education and Experience

Ronald P. Mathison

Mr. Mathison is one of the Corporation's founders and has served as a member of its board of directors and as Chairman since the Corporation's formation in 1999. Mr. Mathison is the President and Chief Executive Officer of Matco Investments Ltd. and Matco Capital Ltd., private investment firms which specialize in the restructuring of financially troubled companies as well as providing capital and management expertise to such companies. Mr. Mathison has extensive experience in restructuring and financing corporations in both the public and private markets. Until October 2000, Mr. Mathison was a director of Peters & Co. Limited, an investment firm specializing in the oil and natural gas industry, and prior to 1999 was also a principal of Peters & Co. Limited's corporate finance department. Prior thereto, Mr. Mathison and two other individuals formed the nucleus of Peters & Co. Capital, a private merchant banking entity that is widely associated with numerous successful restructurings of oil and natural gas exploration and production companies and oilfield service companies. Mr. Mathison received a B.Comm. (Honours) from the University of Manitoba in 1979 and obtained his Chartered Accountant designation in 1982. Mr. Mathison also holds the designation of Chartered Business Valuator, obtained in 1989, and of Chartered Financial Analyst, obtained in 1990.

Gregory S. Fletcher

Mr. Fletcher has served as a member of the Corporation's board of directors since May 2002. Mr. Fletcher is an independent businessman involved in the oil and natural gas industry in western Canada. He has considerable business experience in the junior sector of the oil and natural gas industry and is currently President of Sierra Energy Inc., a private oil and natural gas company that he founded in 1997. From June 1998 to May 1999, he was also President, Chief Executive Officer and a director of Canadian Conquest Exploration Inc. and prior to 1997 he was President, Chief Executive Officer and a director of Aztec Resources Ltd. Mr. Fletcher is also a director of the general partner of Diamond Energy Services LP, a private oilfield service limited partnership, Peyto Energy Trust, a public oil and natural gas income trust, and a director of Total Energy Services Ltd., a wholly owned subsidiary of Total Energy Services Trust, a public oilfield service trust. In these roles, Mr. Fletcher has acquired significant experience and exposure to accounting and financial reporting issues. Mr. Fletcher holds a BSc. in geology from the University of Calgary.

R.T. (Tim) Swinton

Mr. Swinton has served as a member of the Corporation's board of directors since March 2004. Mr. Swinton is an independent businessman. He has considerable business experience in the junior and service sectors of the oil and natural gas industry in western Canada. From 1999 to 2001, he was the Executive Chairman of IPEC Ltd., a Canadian pipeline and oilfield construction company. Prior thereto, Mr. Swinton was Chairman and Chief Executive Officer of Kenting Energy Services Inc., and Chairman, President and Chief Executive Officer of EnServ Corporation. Mr. Swinton has also served on the boards of directors of a number of energy services and other energy-related public companies, including Koch Pipelines Canada Limited, Enserco Energy Service Company Inc. and Anderson Exploration Ltd. In these roles, Mr. Swinton has acquired significant experience and exposure to accounting and financial reporting issues. Mr. Swinton holds a B.A. in economics from York University and a Masters of Business Administration from York University.

Pre-Approval Policies and Procedures

The Corporation's Audit Committee mandate requires the Audit Committee to pre-approve all non-audit services to be provided to the Corporation or any of its subsidiary entities by the Corporation's external auditor or the external auditor of the Corporation's subsidiary entities, provided that the Audit Committee may satisfy the pre-approval requirement by either delegating to one or more members of the Audit Committee the authority to pre-approve non-audit services or adopting specific policies and procedures for the engagement of non-audit services.

External Audit Fees by Category

PricewaterhouseCoopers LLP has served as the Corporation's external auditor since its formation in 1999. The following table lists the fees paid to PricewaterhouseCoopers LLP, by category, for the last two fiscal years.

	Year Ended	
	December 31, 2005	December 31, 2006
Audit fees	$68,000	$95,000
Audit-related fees	32,500	35,200
Tax-related fees	82,000	218,100
All other fees	18,000	-
Total fees	$200,500	$348,300

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation's annual financial statements or services provided in connection with statutory and regulatory filings or engagements and the review of the Corporation's interim financial statements.

Audit-related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual and interim financial statements and are not reported under the audit fees item above. These services included the review of incentive bonus calculations as well as accounting consultations and advice relating to variable interest entities, lease accounting and accounting for future income taxes.

Tax-related Fees

Tax-related fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services consisted of tax compliance including the review of original and amended tax returns, tax planning and advisory services relating to common forms of taxation including income tax, large corporations tax, goods and services tax, sales tax and tax consulting related to employee benefit programs.

All Other Fees

All other fees were paid for products or services other than the audit fees, audit-related fees and tax fees described above.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, principal holders of the Corporation's securities and securities authorized for issue under equity compensation plans, is contained in the Corporation's management information circular for the annual meeting of shareholders held on May 9, 2006. Additional financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis for the year ended December 31, 2006.

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

APPENDIX "A"

CALFRAC WELL SERVICES LTD.

AUDIT COMMITTEE CHARTER

1. **Calfrac Audit Committee:** The board of directors (the "Board") of Calfrac Well Services Ltd. ("Calfrac") shall appoint an audit committee (the "Committee") that shall have the mandate and responsibilities set out in this charter.

2. **Membership:** The Committee shall be constituted as follows.

   (a) The Committee shall be composed of not less than three members.

   (b) All members of the Committee shall be independent within the meaning set forth in Multilateral Instrument 52-110 – *Audit Committees* ("MI 52-110").

   (c) Each member of the Committee shall be financially literate, as defined in MI 52-110. At the date of adoption of this charter, a member is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Calfrac's financial statements.

   (d) Members shall be appointed annually from among members of the Board. A member of the Committee shall cease to be a member of the Committee upon ceasing to be a director of Calfrac.

3. **Mandate:** The mandate of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to

   (a) Calfrac's financial statements and other financial information disclosed by Calfrac to the public,

   (b) Calfrac's compliance with legal and regulatory requirements, and

   (c) the performance of Calfrac's external auditor.

   The external auditor shall report directly to the Committee but is ultimately accountable to the Board, which has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor (or to nominate the external auditor to be appointed by the shareholders of Calfrac).

4. **Oversight Responsibility:** Subject to the powers and duties of the Board and in addition to any other duties and responsibilities assigned to the Committee from time to time by the Board, the Committee shall have responsibility for overseeing

   (a) the accounting and financial reporting processes of Calfrac, and

   (b) audits of the financial statements of Calfrac.

5. **Specific Duties and Responsibilities:** The Committee shall meet with the external auditor and the senior management of Calfrac to review all financial statements of Calfrac that require approval by the Board and shall have authority and responsibility for the following matters.

   (a) Review Calfrac's financial statements, management's discussion and analysis of financial condition and results of operations ("MD&A") and interim earnings press releases before Calfrac publicly discloses this information.

(b) Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Calfrac, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(c) Review annually and recommend to the Board

(i) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Calfrac, and

(ii) the compensation of the external auditor.

(d) Discuss with the external auditor

(i) the scope of the audit, in particular the external auditor's view of Calfrac's accounting principles as applied in the financial statements in terms of disclosure quality and evaluation methods, inclusive of the clarity of Calfrac's financial disclosure and reporting, degree of conservatism or aggressiveness of Calfrac's accounting principles and underlying estimates, and other significant decisions made by management in preparing the financial statements reviewed by the external auditor,

(ii) significant changes in Calfrac's accounting principles, practices or policies, and

(iii) new developments in accounting principles, reporting matters or industry practices that may materially affect Calfrac.

(e) Review with the external auditor and Calfrac's senior management the results of the annual audit regarding

(i) the financial statements,

(ii) MD&A and related financial disclosure contained in continuous disclosure documents,

(iii) significant changes, if any, to the initial audit plan,

(iv) accounting and reporting decisions relating to significant current year events and transactions,

(v) the management letter, if any, outlining the external auditor's findings and recommendations, together with management's response, with respect to internal controls and accounting procedures, and

(vi) any other matters relating to the conduct of the audit, including such other matters as should be communicated to the Committee under generally accepted auditing standards.

(f) Subject to the Board assuming such responsibility from time to time, review, discuss with Calfrac's senior management and, if requested by the Board, the external auditor, and approve

(i) the interim financial statements and interim MD&A of Calfrac, and

(ii) any other matters, including all press releases, relating to the interim financial statements and interim MD&A, including any significant adjustments, management judgements or estimates and new or amended accounting policies.

(g) Receive from the external auditor a formal written statement delineating all relationships between the external auditor and Calfrac, consider whether the advisory services performed by the external auditor during the course of the year have affected its independence, and ensure that no relationship or service between the external auditor and Calfrac is in existence that may affect the objectivity and independence of the external auditor or recommend appropriate action to ensure the independence of the external auditor.

(h) Pre-approve all non-audit services to be provided to Calfrac or its subsidiaries by the external auditor or the external auditor of Calfrac's subsidiaries, provided that the Committee may satisfy the pre-approval requirement either by delegating to one or more members of the Committee the authority to pre-approve non-audit services or by adopting specific policies and procedures for the engagement of non-audit services.

(i) Satisfy itself that adequate procedures are in place for the review of Calfrac's disclosure of financial information extracted or derived from Calfrac's financial statements, other than the public disclosure referred to in subsection (a) above, and periodically assess the adequacy of those procedures.

(j) Review with the external auditor the adequacy of management's internal control over financial reporting and management information systems, discuss with management and the external auditor any significant risks and exposures to Calfrac that may have a material adverse effect on Calfrac's financial statements, and review with the external auditor the efforts of management to mitigate such risks and exposures.

(k) Present a report to the Board regarding Calfrac's audited financial statements for each fiscal year and indicate in that report whether

(i) management has reviewed Calfrac's audited financial statements with the Committee, including a discussion of the quality of the accounting principles applied and significant judgments affecting the financial statements,

(ii) the external auditor and the Committee have discussed the external auditor's judgments of the quality of the accounting principles applied and the judgments made with respect to Calfrac's financial statements,

(iii) the Committee has, without the presence of management or the external auditor, considered and discussed all the information disclosed to the Committee by Calfrac's management and the external auditor, and

(iv) in reliance on review and discussions conducted with senior management and the external auditor, the Committee believes that Calfrac's financial statements are fairly presented in conformity with generally accepted accounting principles in all material respects and that the financial statements fairly reflect the financial condition of Calfrac.

(l) Establish procedures for.

(i) the receipt, retention and treatment of complaints received by Calfrac regarding accounting, internal accounting controls, or auditing matters, and

(ii) the confidential, anonymous submission by employees of Calfrac of concerns regarding questionable accounting or auditing matters.

(m) Review and approve Calfrac's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor.

(n) Review annually and report to the Board on the adequacy of the Committee's charter.

6. **Administrative Matters:** The following provisions shall apply to the Committee.

(a) The quorum for meetings of the Committee shall be two members thereof. Business may be transacted by the Committee at a meeting of its members at which a quorum is present or by a resolution in writing signed by all the members of the Committee.

(b) Any member of the Committee may be removed or replaced at any time by the Board. If a vacancy exists on the Committee, the remaining members may exercise all of the powers of the Committee so long as a quorum remains. Subject to the foregoing, each member of the Committee shall hold office until the close of the next annual meeting of shareholders following the date of appointment as a member or until a successor is duly appointed.

(c) The Committee may invite such officers, directors and employees of Calfrac and other persons as it may see fit from time to time to attend at meetings of the Committee and to assist thereat in the discussion of matters being considered by the Committee. The external auditor is to appear before the Committee when requested to do so by the Committee.

(d) The Committee shall determine the time and place at which the Committee meetings shall be held and the procedure for calling and conducting business at such meetings, having regard to the by-laws of Calfrac.

(e) The chair of the Committee shall preside at all meetings of the Committee. In the absence of the chair, the members of the Committee present at a meeting shall appoint one of those members to act as chair for that particular meeting.

(f) Notice of meetings of the Committee may be given to the external auditor and shall be given in respect of meetings relating to the annual financial statements. Upon the request of the external auditor, the chair of the Committee shall convene a meeting of the Committee to consider any matters that the external auditor indicates should be brought to the attention of the directors of Calfrac.

(g) The Committee shall report to the Board on such matters and questions relating to the financial position of Calfrac or any subsidiaries of Calfrac as the Board may from time to time refer to the Committee.

(h) The members of the Committee shall, for the purpose of performing their duties, have the right to inspect all the books and records of Calfrac and its subsidiaries, and to discuss such books and records as are in any way related to the financial position of Calfrac with the officers, employees and external auditor of Calfrac and its subsidiaries.

(i) Minutes of Committee meetings shall be recorded and maintained. The chair of the Committee shall report to the Board on the activities of the Committee and the minutes of Committee meetings will be promptly circulated to the directors who are not members of the Committee or, if that is not practicable, shall be made available at the next meeting of the Board.

(j) The Committee shall have the authority

(i) to engage independent counsel and other advisers that it determines to be necessary to permit it to carry out its duties,

(ii) to set and pay the compensation for any advisers engaged by the Committee, and

(iii) to communicate directly with the internal (if any) and external auditors.

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, Douglas R. Ramsay, President & Chief Executive Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the financial year ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

March 19, 2007

(signed)*"Douglas R. Ramsay"*
President and Chief Executive Officer



CALFRAC WELL SERVIC

2006 GLOBAL SERVICE STRENGTH



CALFRAC WELL SERVICES LTD.

A major cornerstone of Calfrac's success is the collective experience, expertise and performance of our employees.

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Andrew Morris Earl Morrison · Scott Morrissette · Adam Mossel · Dmitry Motov · Brent Mulner · Craig Murphy · Doug Murphy · Bernard Murray · Vadim Musin · Rafil Mustafin · Travis Mutch · Rodney Muth · David Mykyte · Ed Myles N Anusorn Narong · Talgat Nauryzov · Anatoly Nazarov · Kathleen Neault · Calvin Neitz · Larisa Neklyudova · Daniel Nelson · Kerry Nerbas · Alicia Nesbitt · Jason Nesdoly · Jayden Nestibo · Mike Neufeld · Sean Newhook · Jason Nichols · Dave Nicholson · Troy Nickel · Nathan Nicklas · Darren Nicol · Chad Nidd · Lambert Nieuwenhuis · Andrey Norets · Mark Norlin · Cory Noseworthy · Dwayne Noseworthy · Flyur Nuriakhmetov · Ildar Nurkaev · Rob Nyland O Darrin Oakes · Jason Oberhaus · Wesley Oesch · Michael Oilnek Cindy Olivas · Steve Oliver · Valeriy Ometchak · Rob O'Reilly · Michael Orosz · Rick Ortiz · Sergey Oryshechko · Vitaly Oslin · Yuri Osokin · Brandon Ottinger · Jimmy Ouellet · Kevan Ouimet · Dave Oursien · Alexey Oxendler · Bill Ozmun P Wences Pacheco · Blake 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Wilson · Shane Wing · Sheldon Winsor · Garfield Wiseman Keith Wock · Bill Wolff · Glen Wolford · Travis Woodland · Casey Woodmansee · Dave Woods · Dasie Wozny · Marten Wright · Lance Wunsch Y Hugh Yake · Alexie Yashnev · Anton Yatskov · Mark Yeomans · Dwayne Young · Joshua Young · Mike Young · Stephen Young · Bradley Youngs Z John Zacklene · Tatiana Zaeva · Vitaliy Zalevskiy · Daryl Zamko · Shawn Zamko · Andrew Zanski · David Zapotichny · Anastasia Zarubina · Doug Zatorski · Alexandr Zavatskiy · Erik Zeek · Grigory Zemlyanoi Alexander Zemtsov · Rusty Zentner · Holly Zhang · Pavel Zhovnir · Anton Zhukov · Anton Zhulin · Anatoly Zhumykhin · Richard Ziegler · Vladimir Zlobin · Lloyd Zmaeff · Wyatt Zoerb · Yuri Zolotukhin · Joe Zuccatto

Calfrac recognizes that to be successful in providing the best in specialty pressure pumping services, customers require more than technology. They require global support, superior service and best practices that offer a model for success. They require the proficiency, technology and capability of an industry leader. Calfrac has the expertise and reach to deliver this complete solution.


CALFR
2924

Since our Company's inception in 1999, Calfrac Well Services Ltd. has become a leading independent provider of specialty designed fracturing, coiled tubing, cementing and well servicing solutions that are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the United States and Russia. Each of our service lines offers new opportunities for our Company to develop innovative equipment and technologies that improve operating efficiency, reduce environmental impact and deliver superior results, as evidenced by our expanded capabilities to meet the growing demand in the deeper, more technically challenging basins of Western Canada. We are able to respond quickly to customer needs and new opportunities by deploying our best-in-class solutions, equipment and personnel to markets as required with minimal time and cost.

Our goal is the same today as it was when we began over seven years ago: to safely and efficiently provide the highest degree of expertise, innovative technology and service to our customers. The concept is simple, but the implementation is not. Although we compete in an arena with companies several times our size, our success is attributable to our ability to meet the needs of our customers by providing SERVICE FIRST along with TECHNOLOGIES THAT WORK IN THE FIELD.

Calfrac is a Canadian corporation headquartered in Calgary, Alberta with regional offices in Denver, Colorado and Moscow, Russia as well as operating bases located in Edson, Grande Prairie, Medicine Hat, Red Deer and Strathmore, Alberta; Grand Junction and Platteville, Colorado; Beebe, Arkansas; as well as Khanty-Mansiysk, Noyabrsk and Purpe, Russia. The common shares of Calfrac Well Services Ltd. are listed for trading on the Toronto Stock Exchange under the symbol CFW.


ALBERTA
BRITISH COLUMBIA

CANADA

During 2006, Calfrac expanded its presence in the fracturing, coiled tubing and cementing service markets of Western Canada with the construction of new state-of-the-art equipment. We believe that the long-term outlook for these markets remains very positive as the industry continues to drill for unconventional gas reserves in coal, shale and tight gas reservoirs. These reservoirs can be found throughout the Western Canadian Sedimentary Basin and require innovative solutions to stimulate production.

Calfrac has responded to this market opportunity by expanding the pumping capacity of its fracturing operations to service the deeper basin markets of northern Alberta and northeastern British Columbia, designing specialized equipment and using innovative fluid systems and engineering solutions. This strategy provides our Company with a competitive advantage and has resulted in consistently strong revenue and profit growth. By the end of the first quarter of 2007, we expect to be operating 16 conventional and four coalbed methane fracturing spreads, 11 coiled tubing units and 17 cementing units in Canada.

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CALFRAC
8149





















82-34909


UTAH
WYOMING
COLORADO
OKLAHOMA
NEW MEXICO
ARKANSAS

UNITED STATES

Calfrac achieved record revenue and net income in the United States during 2006 primarily as a result of additional fracturing equipment and strong demand for its services. We entered the U.S. Rocky Mountain region in 2002, and during 2006 we continued to grow these operations by increasing our number of fracturing spreads by two for a total of five spreads.

Calfrac's expansion in the United States was focused in the Grand Junction area of western Colorado to service the deep, multiple fracturing requirements of the tight sand gas wells in the Piceance and Uintah Basins. Eastern Colorado was also an area of growth as the Company secured large volume contracts with major operators. Late in the year, we finalized a long-term contract with a leading oil and gas company to service a new fracturing market encompassing Arkansas and eastern Oklahoma, and as a result, we opened a new operating base in Beebe, Arkansas in early 2007 to facilitate this expansion. It is anticipated that additional opportunities will be available to Calfrac in these new shale and tight gas markets as these basins develop. During the first quarter of 2007, we will deploy five conventional fracturing spreads from our three United States operating bases.


MOSCOW
WESTERN SIBERIA

RUSSIA

Calfrac commenced operations in the Russian well services market during 2005, and by the end of 2006 the Company was operating one fracturing spread and three coiled tubing units in Western Siberia. A second fracturing spread was deployed to our newest operating base located in Purpe, Western Siberia in February, 2007. Two additional coiled tubing units are expected to be deployed and operational by the end of the first quarter of 2007. This equipment will service term contracts with two of Russia's largest users of pressure pumping services.

During 2007, we plan to operate two fracturing spreads and five coiled tubing units in Western Siberia. These expanded and more diversified operations have reached a critical mass and are expected to drive further improvement in the Company's financial and operating performance in this market.




CALFRAC






CWS
CWS
CWS
CWS





82-34909

Year in Review

ANNUAL RESULTS >

Years Ended December 31,	2006	2005	Change
(000s, except per share and unit data)	($)	($)	(%)
Financial			
Revenue	426,418	314,325	36
Gross margin [1]	135,362	109,098	24
Net income	72,450	60,113	21
Per share – basic	2.00	1.66	20
– diluted	1.98	1.64	21
Cash flow from operations [2]	101,932	80,592	26
Per share – basic	2.81	2.23	26
– diluted	2.79	2.20	27
EBITDA [3]	109,533	79,611	38
Per share – basic	3.02	2.20	37
– diluted	3.00	2.18	38
Capital expenditures	155,478	97,614	59
Working capital	31,225	39,396	(21)
Total assets	454,190	336,815	35
Shareholders' equity	303,510	234,021	30
Market capitalization at year-end	804,184	1,460,201	(45)
Weighted average shares (basic) outstanding (#)	36,286	36,216	–
(unaudited)	(#)	(#)	(%)
Operating as at December 31			
Fracturing spreads			
Conventional fracturing	21	17	24
Coalbed methane	4	4	–
Total	25	21	19
Coiled tubing units	14	11	27
Cementing units	13	9	44

QUARTERLY RESULTS >

Quarters Ended	March 31, 2006	March 31, 2005	June 30, 2006	June 30, 2005	September 30, 2006	September 30, 2005	December 31, 2006	December 31, 2005
(000s, except per share data) (unaudited)	($)	($)	($)	($)	($)	($)	($)	($)
Revenue	126,010	80,694	66,973	44,619	115,112	77,377	118,322	111,634
Gross margin [1]	49,927	32,437	14,446	7,630	36,500	25,694	34,488	43,336
Net income (loss)	34,556	21,670	1,569	(1,876)	19,418	12,947	16,907	27,372
Per share – basic	0.95	0.60	0.04	(0.05)	0.54	0.36	0.47	0.75
– diluted	0.94	0.59	0.04	(0.05)	0.53	0.35	0.46	0.75
Cash flow from operations [2]	41,656	26,015	7,208	2,280	27,560	18,503	25,507	33,794
Per share – basic	1.15	0.72	0.20	0.06	0.76	0.51	0.70	0.93
– diluted	1.13	0.71	0.20	0.06	0.76	0.51	0.70	0.92
EBITDA [3]	42,736	25,339	8,761	1,907	29,614	18,234	28,421	34,131
Per share – basic	1.18	0.70	0.24	0.05	0.82	0.50	0.78	0.94
– diluted	1.16	0.69	0.24	0.05	0.81	0.50	0.78	0.93

1. Gross margin is defined as revenue less operating expenses excluding depreciation and amortization. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
2. Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.



A Global Strategy: Operating Model

Our goal is to become the best pressure pumping services company in our market areas as measured by customer satisfaction, operational excellence, financial returns and motivated employees.


Revenue ($ millions)
500
400
300
200
100
0
96.1
156.6
241.4
314.3
426.4
2002
2003
2004
2005
2006



Having met our goals over the course of 2006, Calfrac continues to move forward to address the new operating and geographic opportunities presented by the global oilfield services market.

We believe that success in this endeavour lies in the fundamental values that Calfrac brings to every initiative: that SERVICE FIRST and TECHNOLOGIES THAT WORK IN THE FIELD are, first and foremost, about making our customers successful. It's about working in partnership with our customers to deliver services and solutions that are right for them. It's about outstanding customer support, operating excellence and industry knowledge. These values have made Calfrac the industry leader it is today.

We are very satisfied with this year's results. Our service lines continued to lead the market in quality of service in Canada, with significant growth in the Rocky Mountain region of the United States as well as Western Siberia in Russia. During 2006, we furthered our business model of operational and geographic diversification through the deployment of additional fracturing spreads, coiled tubing units and cementing units to our operating regions.

FINANCIAL HIGHLIGHTS >

Calfrac achieved record financial performance as a result of a strong oil and gas price environment, an expanded fleet of service equipment and careful execution of the Company's business strategy. Year-over-year financial gains included:

- > increasing revenue 36% to $426.4 million;
- > growing net income 21% to $72.5 million or $2.00 per share (basic);
- > improving operating cash flow 26% to $101.9 million or $2.81 per share (basic); and
- > increasing EBITDA 38% to $109.5 million or $3.02 per share (basic).

For the year ended December 31, 2006, average consolidated fracturing revenue per job increased 26% to $56,759 from $45,006 recorded in 2005. Improvements in operational efficiency, equipment utilization and market share all positively affected this key performance indicator.

Consolidated Fracturing Revenue Per Job ($)


60,000
50,000
40,000
30,000
20,000
10,000
0
23,326
28,099
35,914
45,006
56,759
2002
2003
2004
2005
2006

OPERATIONAL HIGHLIGHTS >

Calfrac initiated a focused capital program during 2006 that totaled $155.5 million, the largest in the Company's history, to enhance our global fracturing and coiled tubing equipment fleet as well as to increase the scale of our Canadian cementing operations. This extensive and diversified equipment inventory enables "on demand" deployment of assets to our three global operating regions as required, which, together with our experienced workforce, is a key competitive advantage. During the year, our operational growth included the following highlights.

Canada

> **Expanding our fleet of equipment across all services lines.**

> **Adding a new operating base in Edson, Alberta in order to better service our growing operations in the west central regions of the province.**

> **Maintaining long-term contracts for three of our fracturing spreads to satisfy demand in the coalbed methane and shallow gas fracturing markets.**

United States

> **Deploying two additional multi-pumper fracturing spreads to the U.S. Rocky Mountain region.**

> **Signing a long-term take-or-pay contract to provide fracturing services to a new operating district encompassing Arkansas and eastern Oklahoma.**

Russia

> **Opening a new operating base in Khanty-Mansiysk, Western Siberia.**

> **Deploying our first fracturing spread and coiled tubing unit to the Khanty-Mansiysk region.**

> **Receiving work from two of Russia's largest oil and gas producers for the provision of services from two fracturing spreads and five coiled tubing units in 2007.**

OUR FUTURE GROWTH >

Our key to growth is looking beyond near-term gains and investing in the future.

Working with our Customers

Our customers, as well as the size of jobs that we are being asked to complete, are getting bigger and we need to partner with them in new and different ways in order to grow our share of their business. We continue to add the talent and resources necessary to capture the increasing demand for deep zone operations in the Western Canadian Sedimentary Basin, the United States and Russia. To that end, we will further expand the pumping capacity of our fracturing units, convert shallow fracturing and coiled tubing units to operate in these deeper, more technical areas and continue to develop new fluid systems and engineering solutions to enhance operational performance and efficiency. We are investing more resources to assist our customers and to help us identify new opportunities for mutual growth.

Extending our Service Lines and Customers to New Geographic Areas

The focus internationally is to build our service lines into truly global offerings. We are currently operating in the world's top three fracturing markets and are looking to provide our full suite of services to each of these regions. We look to grow our Company by further sourcing new customers, expanding current offerings to our existing client base and seizing opportunities that will extend our reach into new international markets. We will also continue to proactively review the industry for acquisition opportunities that meet our equipment and safety standards as well as our strict return on capital criteria.

THE CHALLENGES WE FACE >

We continue to tackle the challenges we face head on and use them as our competitive edge.

Workforce

Given the current economic and industry climate, we struggle primarily with finding and retaining a reliable, qualified and dedicated workforce. We recognize that a job is more than a pay cheque and that people want to work for an employer who respects them as individuals, puts their safety and health first, creates advancement opportunities through training and education, encourages teamwork, welcomes ideas and nurtures a collaborative atmosphere. Good pay and benefits are important, but so are ethical business practices. These are the qualities that make Calfrac a great place to work.

Commodity Price Volatility

Over the past nine months, the energy industry has experienced an erosion in natural gas prices, thereby affecting drilling activity levels. Calfrac is known for proactively working with its customers to respond to these shifts in operational activities. For example, our focus on achieving high utilization rates and on-the-job efficiencies has created an environment that reduces costs for the service provider and the customer. We continue to work with our customers to develop and implement viable solutions to the changing demands of the energy services business by providing exceptional service, innovative technologies and state-of-the-art equipment.

LOOKING FORWARD >

As we look to the future, we are keeping a sharp eye on the climate of the global energy industry. At Calfrac, we believe our business model that focuses on pressure pumping service lines and a global reach allows us to proactively adjust to industry activity and commodity price fluctuations as required. Currently, it would appear that high levels of natural gas storage in North America may have a negative impact on domestic drilling activity levels in 2007. However, with a strong balance sheet, a sophisticated strategy for operating and growing our business and the strong competitive advantages that come with being an industry leader, we believe we have the capacity to ride out any downturn that may occur in the energy sector.





Our objective is to continue to anticipate and respond to our customers' needs with the superior operating equipment, best practices, global support and expertise they require to be successful with our solutions, which will translate into improved business performance for Calfrac.

Planned capital expenditures for 2007 are anticipated to total approximately $96 million, of which $76 million relates to new equipment, and will be focused on staying the course with our strategy of increasing the pumping capacity in Canada to better serve the deep basin markets in northern Alberta and northeastern British Columbia, expanding our United States fracturing operations into Arkansas and eastern Oklahoma and opening and equipping a new operating base in Purpe, Western Siberia to support the increasing scale of our Russian operations. By the end of the first quarter of 2007, Calfrac expects to have 27 fracturing spreads, 16 coiled tubing units and 17 cementing units operating globally.

We believe we have the financial flexibility, the strategy and the team in place to sustain the kind of financial and operational performance that our stakeholders have come to expect from Calfrac. Behind our performance is a team of extraordinary board members, management and staff who stand at the core of Calfrac's success. We extend to them our sincere thanks for their ongoing dedication to this Company. To our growing global base of business partners, loyal customers and shareholders, we thank you for your continued support and confidence in Calfrac.

This is a tremendously exciting time for Calfrac. We clearly have momentum and we have great people who are passionate about continuing that drive. We are looking for another strong year in 2007, and we are putting new energy behind all service lines to increase their growth in the years to come. Our objective is to continue to anticipate and respond to our customers' needs with the superior operating equipment, best practices, global support and expertise they require to be successful with our solutions, which will translate into improved business performance for Calfrac.

On behalf of the Board of Directors,

RONALD P. MATHISON
Chairman

DOUGLAS R. RAMSAY
President & Chief Executive Officer

February 26, 2007
Calgary, Alberta

A Global Strategy: Service First

We will deliver the highest quality service so customers turn to us first.

Cash Flow From Operations ($ millions)



100
80
60
40
20
0
18.1
30.3
58.9
80.6
101.9
2002
2003
2004
2005
2006


DIOXIDE

Calfrac develops and manufactures a unique fleet of specialty designed equipment and utilizes innovative technologies with four key operating factors in mind: efficiency, performance, reliability and environmental protection.

SERVICE LINES >

Calfrac is a leading independent provider of oilfield pressure pumping services, including fracturing, coiled tubing, cementing and other well stimulation services, which are designed to enhance the recovery of hydrocarbons from oil and gas reservoirs in Canada, the United States and Russia. Calfrac develops and manufactures a unique fleet of specialty designed equipment and utilizes innovative technologies with four key operating factors in mind: efficiency, performance, reliability and environmental protection.

During 2006, Calfrac significantly expanded its global fracturing and coiled tubing equipment fleet as well as the scale of its Canadian cementing operations. At December 31, 2006, the Company's equipment fleet included 21 conventional and four coalbed methane ("CBM") fracturing spreads, nine shallow and five deep coiled tubing units and 13 cementing units. This extensive and diversified equipment inventory enables the Company to deploy equipment and personnel to geographic regions as required with minimal time and cost.

CANADIAN OPERATIONS >

Calfrac's CBM and shallow gas fracturing operations in southern Alberta lagged expectations due to the impact of lower natural gas prices, wet weather and CBM land access, licensing and infrastructure issues. Consequently, the Company reallocated some of its equipment and personnel to other regions within this market that were active in deep basin projects. By year-end, Calfrac was operating







15 conventional and four CBM fracturing spreads in the Canadian market. In keeping with the Company's philosophy of securing a certain level of business with long-term contracts, in March 2006 a new multi-year take-or-pay contract was signed with a major independent Canadian oil and gas producer for the provision of a conventional fracturing spread dedicated to Western Canada's deep basin market. Calfrac currently has long-term contracts on four of its Canadian fracturing spreads that will support a minimum level of activity during 2007. Throughout the upcoming year, the Company expects to add one conventional fracturing spread and significant horsepower to its Canadian operations.

The Company's coiled tubing operations also continued to expand in 2006. Two new deep coiled tubing units were added to better service Canada's growing intermediate and deep basin operations. At December 31, 2006, the Company had nine shallow and two deep coiled tubing units operating in Canada. The Company anticipates that these operations will continue to become a more significant portion of its overall business.

Calfrac continued to enhance the scope of its cementing operations in Western Canada with a strategic focus on the deeper, more technically challenging basins of northern Alberta and northeastern British Columbia. During 2006, the Company increased its cementing equipment fleet from nine at the beginning of the year to 13 at year-end with the deployment of four new twin pumping units to service the region's intermediate and deep basins. In addition, in August Calfrac opened a new state-of-the-art automated bulk cement plant in Red Deer, Alberta. This modern facility more than doubles the Company's previous blending capacity with the added advantages of full automation, improved blend quality and an environmentally friendly vacuum system. In December, a new satellite cementing base and a staging base for fracturing and coiled tubing operations opened in Edson, Alberta in order to extend the Company's operating reach to a growing list of customers in the region. During the first quarter of 2007, the Company plans to add four cementing units to its operating fleet.

UNITED STATES OPERATIONS >

During the past year, Calfrac progressed its global expansion strategy by deploying additional equipment to the Rocky Mountain region of the United States. In order to better service the Company's growing base of customers in the Grand Junction district, two additional multi-pumper fracturing spreads were deployed during the year for a total of five conventional fracturing spreads operating in the U.S. at year-end. In addition, a long-term take-or-pay contract was signed late in the year with a major U.S. oil and gas company to provide fracturing services to a new operating district encompassing Arkansas and eastern Oklahoma. As a result, it is expected that a multi-pumper fracturing spread will be reallocated from the Company's Grand Junction district to its new operating base located in Beebe, Arkansas late in the first quarter of 2007, thereby further strengthening the Company's United States operations.

During 2006, Calfrac continued to grow its presence in the Russian well services market by opening a new operating base and deploying additional equipment. These expanded and more diversified operations are expected to drive further improvement in the Company's future performance in this market.

RUSSIAN OPERATIONS >

Calfrac continued to grow its presence in the Russian well services market by opening a new operating base in Khanty-Mansiysk, Western Siberia in May 2006. During the year, the Company deployed its first multi-pumper fracturing spread and a deep coiled tubing unit to this new operating region. At year-end, the Company was operating one conventional fracturing spread as well as three deep coiled tubing units in Russia. In February 2007, the Company deployed a second fracturing spread to its newest operating base located in Purpe, Western Siberia. Two additional coiled tubing units are expected to be delivered to Russia by the end of the first quarter of 2007. This equipment will work under three annual service awards negotiated with two of Russia's largest oil and gas companies. Contrary to Calfrac's North American operations, its Russian operations are more heavily weighted to the oil well pressure pumping services market. For 2007, it is anticipated that the larger scale of Russian operations will help drive continued corporate growth and, to some extent, mitigate the impact of a possible slowdown in activity in Canada and the United States.







NEW TECHNOLOGY >

Throughout 2006, the oil and gas industry continued its shift in activity towards developing deeper and tighter gas reservoirs, which has resulted in rising demand for larger stimulation treatments. Both tight sands and shale gas reservoirs lie near the bottom of the resource pyramid where, although reserve potential is high, deliverability through conventional technology is challenging. For stimulation treatments to be effective in these tight reservoirs where permeability is measured in terms of micro and nano Darcys, maximizing the areal contact of the reservoir to the wellbore is of primary importance. Large fracturing treatments pumped at very high rates are known as slick water fracturing, or in the case of Calfrac, the CWS-600 system. These fluid and pumping technologies, combined with innovative completion practices, allow multiple intervals to be treated in both vertical and horizontal wells. Unlike conventional stage fracturing that requires multiple trips to the well location, slick water fracturing technology can stimulate several intervals concurrently, thereby reducing the environmental impact and helping to lower overall well completion costs. In response to this recent industry trend, over the past several years Calfrac has invested in additional pumping capacity, and during 2007 it plans to acquire an additional 21 high pressure pumping units for use in Canada, the United States and Russia.

During the past year, the Alberta Energy and Utilities Board ("EUB") introduced new environmental standards for shallow gas fracturing. More specifically, fracturing treatments performed in well depths that are above the base of ground water protection, as outlined by the EUB, are required to use special stimulation fluids. Calfrac proactively responded to this new standard by developing a new series of innovative fluid systems, which successfully passed stringent Microtox® testing.

The expansion into the Russian market has also prompted Calfrac to develop a new approach to traditional fracture fluid systems. Consequently, the Company has introduced a new continuous mix, high viscosity, cross-linked fluid system that is providing for more efficient fracturing operations and lower costs for customers.

Oil and gas industry trends are shifting, while environmental standards are becoming more rigorous. Calfrac continues to lead the pressure pumping services sector by developing new technologies, fluid systems and engineering solutions designed to increase operational efficiency, reduce environmental impact and lower overall well completion costs.


CALFRAC
2924

EQUIPMENT >

Calfrac operates a comprehensive fleet of equipment that, on average, is less than three years old. A major challenge for the Company continues to be managing the operational impact of construction delays for new fracturing, coiled tubing and cementing equipment. The Company's equipment expansion has been slowed by delays as a result of high activity levels in the equipment manufacturing sector and a shortage of critical components. Calfrac continues to meet with its manufacturers and other third party suppliers to address this ongoing issue and has been proactive in obtaining major components directly from suppliers. In addition, during 2006 Calfrac continued to increase its fleet management staff as well as the number of Canadian, U.S. and international vendors.

HEALTH, SAFETY AND ENVIRONMENT >

The Company utilizes a comprehensive and integrated internal system (the Calfrac Management System) to manage, monitor and report on health, safety and environmental ("HS&E") incidents and issues. This system is based on business and industry best practices that meet or exceed all regulatory standards and provides guidelines to ensure that a consistent approach is achieved across all of its global operations. As Calfrac continues to grow the scope and scale of its operations, it remains committed to providing a safe work environment for its employees, third party contractors and customers.

During 2006, the Company continued to educate its employees on safe work practice methods and emergency response procedures. Calfrac collaborates with a number of safety institutions and related third parties to ensure its employees are trained and certified in compliance with Company and regulatory standards. In addition, the Company's operations and HS&E staff actively participate with industry partners to develop standards and protocols to further the industry's best practices.

The Calfrac Management System is a comprehensive and integrated internal system that manages, monitors and reports on Company HS&E activities. This system is based on business and industry best practices that meet or exceed all regulatory standards and provides guidelines to ensure that a consistent approach is achieved across all of its global operations.

82-34909

A Global Strategy: Technologies That Work in the Field

We will work relentlessly to reduce costs and improve productivity and operating efficiency.



Net Income ($ millions)
80
60
40
20
0
10.0
19.6
45.6
60.1
72.5
2002
2003
2004
2005
2006

MANAGEMENT'S DISCUSSION & ANALYSIS



This Management's Discussion and Analysis ("MD&A") for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of February 26, 2007 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three months and years ended December 31, 2006 and 2005 and should be read in conjunction with the audited consolidated financial statements and accompanying notes for those periods as well as the MD&A for the three months and years ended December 31, 2005. Readers should also refer to the "Forward-Looking Statements" legal advisory located at the end of this MD&A. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

2006 HIGHLIGHTS >

Calfrac is an independent provider of specialized oilfield services in Canada, the United States and Russia, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established a leadership position by providing high quality, responsive service through an expanding geographic network, increased operating fleet and growing customer base. For the year ended December 31, 2006, Calfrac:

- **increased revenue 36% to $426.4 million compared to $314.3 million in 2005;**
- **grew net income to $72.5 million or $2.00 per share (basic), an increase of $12.3 million or $0.34 per share (basic) from the previous year;**
- **achieved record cash flow from operations before changes in non-cash working capital of $101.9 million or $2.81 per share (basic) compared to $80.6 million or $2.23 per share (basic) in 2005;**
- **improved year-over-year EBITDA by 38% to $109.5 million versus $79.6 million a year ago; and**
- **incurred capital expenditures of $155.5 million to expand its equipment fleet across all geographic markets and service lines.**


Revenue ($ millions)
500
400
300
200
100
0
96.1
156.6
241.4
314.3
426.4
2002
2003
2004
2005
2006

Revenue Mix (%)


Fracturing Services
Well Stimulation Services
Cementing Services
3
3
94
5
7
88
2005
2006

BUSINESS ENVIRONMENT >

Calfrac's 2006 financial and operating performance was primarily weighted to its Canadian natural gas fracturing operations. During 2006, the number of wells drilled in Western Canada decreased 7% to 22,979 from a record 24,803 wells drilled in 2005. The Company's shallow gas and coalbed methane ("CBM") activity levels were negatively impacted by customers reducing activity due to concerns surrounding lower natural gas commodity prices. CBM activity levels were also impacted by regulatory and landowner issues.

Oil and Gas Average Benchmark Prices

Years Ended December 31,	2006	2005
	($)	($)
AECO Price (CDN$/mcf)	6.54	8.78
WTI Price (US$/bbl)	66.25	56.70

The West Texas Intermediate benchmark crude oil price increased 17% in 2006 to average US$66.25 per barrel compared to US$56.70 per barrel a year ago. The 2006 AECO average spot price was $6.54 per thousand cubic feet, a 26% decrease from 2005. The Company anticipates that oil and gas prices over the short-term may remain volatile and that well service market activity levels should continue to be relatively strong, but lower than the record levels experienced in 2005.

2006 PERFORMANCE SUMMARY >

Canadian Operations

Revenue from Canadian operations for 2006 increased 14% to $318.0 million compared to $280.1 million in 2005 primarily as a result of higher activity in the deeper, more technical areas of the Western Canadian Sedimentary Basin offset by lower activity due to the impact of weaker natural gas prices and CBM regulatory delays. Canadian fracturing revenue totaled $278.2 million, an increase of $15.4 million or 6% from the prior year. During 2006, the Company completed 5,238 Canadian fracturing jobs for average revenue of $53,105 per job compared to 6,063 jobs for $43,334 per job in 2005. The revenue per job for Canadian fracturing operations was higher in 2006 due primarily to significant increases in the number of jobs completed in the deeper basins of northern Alberta and northeastern British Columbia, price book increases for services effective January 1, 2006 and a reduction in the number of CBM and shallow gas jobs completed during the year.

The Company's revenue from coiled tubing operations increased $9.3 million in 2006 to $18.2 million compared to $8.9 million the previous year. In 2006, 5,875 jobs were completed for average revenue of $3,102 per job compared to 5,262 jobs for $1,698 per job in 2005. Year-over-year Canadian coiled tubing revenue and revenue per job increased primarily as a result of the deployment of two new coiled tubing units during the second quarter of 2006, which enabled the Company to generate higher levels of activity in the deeper markets of

Geographic Mix (%)


Canada
United States
Russia
11
89
5
75
20
2005
2006

Western Canada. Additionally, the Company's coiled tubing operations were focused throughout 2005 on shallow gas operations in southern Alberta, which historically produce lower revenue on a per job basis. In 2006, these operations were negatively impacted by decreased drilling activity. Also during 2005, two coiled tubing units were transferred to Russia during the second and third quarters, which negatively impacted activity and revenue from this service line during the previous year.

For the year ended December 31, 2006, revenue from Calfrac's cementing operations totaled $21.6 million versus $8.4 million in 2005. This 158% increase was due primarily to a larger equipment fleet, expanded service area, including the deeper basin markets of northern Alberta and northeastern British Columbia, as well as the integration of cementing operations into its sales and marketing team. During 2006, the Company completed 1,974 jobs for average revenue of $10,959 per job compared to 1,007 jobs for average revenue of $8,336 per job in 2005.

United States Operations

During 2006, revenue from Calfrac's United States operations totaled $86.3 million, up 161% from $33.0 million the previous year. This increase was primarily a result of a larger fracturing equipment fleet combined with higher levels of activity. In late 2005, a fracturing spread was deployed to eastern Colorado and another deep fracturing spread began operating in the Piceance Basin of western Colorado during March 2006. For the year ended December 31, 2006, the Company completed 1,284 U.S. fracturing jobs for average revenue of $67,037 per job compared to 509 jobs for $64,921 per job recorded a year ago. The year-over-year increase in the reported revenue per job was partially offset by a stronger Canadian dollar.

Russian Operations

Revenue from Calfrac's Russian operations increased $20.9 million to $22.1 million in 2006 from $1.2 million a year ago. The Company initially deployed two deep coiled tubing units to Russia during the fourth quarter of 2005. A third deep coiled tubing unit was added in May 2006, and in June the Company began operating its first Russian fracturing spread in the Khanty-Mansiysk region of Western Siberia. A second fracturing spread began operating from Calfrac's newest Russian operating district in Purpe, Western Siberia during the first quarter of 2007. Two additional coiled tubing units are anticipated to be deployed to Russia late in the first quarter of 2007. These expanded and more diversified operations have reached a critical mass and are expected to drive further improvement in the Company's future financial and operating performance in this market.

Expenses (%)


Operating
SG&A
Interest, Depreciation and Other
7
12
81
8
8
84
2005
2006

GROSS MARGIN >

Consolidated gross margin for the year ended December 31, 2006 increased 24% to $135.4 million from $109.1 million in 2005 primarily as a result of a larger fleet of equipment in all geographic segments and strong activity levels in the deeper basin markets of Western Canada and the United States. Consolidated gross margin as a percentage of revenue decreased to 32% from 35% in 2005 as a result of the impact of pricing pressures in the Canadian market during the latter half of 2006 and increased revenue from Russia, which has lower gross margins. This was partially offset by improved financial performance in the United States.

EXPENSES >

Operating Expenses

Calfrac's total 2006 operating expenses increased 42% to $291.1 million compared to $205.2 million in 2005 due primarily to a larger fleet of equipment and global operating presence, as well as higher activity levels and district overhead expenses. During 2006, district expenses increased as a result of the Company's growing scale of operations in each of its three geographic markets; more specifically, the expansion of existing Canadian districts servicing the deeper basins of Western Canada and the opening of a new district office in Russia. Additionally, Calfrac incurred the full year cost impact of new operating bases that were opened in the latter half of 2005 in Strathmore, Alberta; Grand Junction, Colorado; and Noyabrsk, Russia.

Selling, General and Administrative Expenses

During 2006, Calfrac's selling, general and administrative ("SG&A") expenses declined 4% to $28.4 million compared to $29.5 million in the previous year primarily relating to lower stock-based compensation expenses, which decreased to $2.9 million from $4.3 million recorded in 2005. As a percentage of revenue, SG&A expenses decreased to 7% in 2006 compared to 9% in 2005. During 2005, the Company's higher relative stock price resulted in higher than normal expenses related to performance and deferred share units.

Interest, Depreciation and Other Expenses

Net interest expense increased to $2.3 million during 2006 compared to $0.1 million of net interest income in 2005 as a result of higher long-term debt incurred primarily to finance the Company's capital program. A public offering of Calfrac's shares in August 2004 for net proceeds of $26.8 million resulted in a stronger cash position and higher interest revenue during 2005 as compared to 2006.

In 2006, depreciation expense increased 50% or $8.6 million to $25.7 million primarily as a result of the deployment of four fracturing spreads, three coiled tubing units, four cementing units and other related equipment as well as a full year of depreciation relating to 2005 equipment additions.


Net Income ($ millions)
80
70
60
50
40
30
20
10
0
10.0
19.6
45.6
60.1
72.5
2002
2003
2004
2005
2006

INCOME TAX >

During 2006, the Company recorded an income tax expense of $9.0 million compared to $2.5 million a year ago. The current tax expense for 2006 was $7.5 million, an increase of $6.4 million from 2005. As a result of the business combination with Denison Energy Inc. ("Denison") in 2004, Calfrac significantly reduced its current income tax related to Canadian operations during 2005 and 2006. The increase in the current tax provision for 2006 was mainly attributed to the increased profitability of the Company's U.S. operations. For the year ended December 31, 2006, Calfrac recorded a future income tax expense of $1.5 million, up from $1.4 million in 2005. This provision is largely related to the drawdown of tax pools as a result of the Company's profitability.

NET INCOME >

For the year ended December 31, 2006, Calfrac's net income was $72.5 million or $2.00 per share (basic) compared to $60.1 million or $1.66 per share (basic) in 2005. This growth in earnings was primarily due to improved financial performance from the Company's Canadian deep basin and United States operations, a larger and more diversified fleet of equipment and less weather related issues than in 2005.


Net Income Per Share ($ basic)
2.00
1.50
1.00
0.50
0
0.52
1.01
1.45
1.66
2.00
2002
2003
2004
2005
2006

Cash Flow ($ millions)


120
100
80
60
40
20
0
18.1
30.3
58.9
80.6
101.9
2002
2003
2004
2005
2006

CASH FLOW >

The Company's cash flow from operations before changes in non-cash working capital was $101.9 million in 2006, an increase of $21.3 million or 26% from $80.6 million recorded the previous year. This increase was primarily a result of:

> **consolidated revenue growing 36% or $112.1 million to $426.4 million**

that was partially offset by:

> **operating expenses that increased 42% or $85.8 million to $291.1 million;**

> **net interest expense that rose $2.4 million to $2.3 million; and**

> **a $6.4 million increase in the current income tax provision to $7.5 million.**

In both 2006 and 2005, cash flow was used to partially finance the Company's capital expenditures.

Cash Flow Per Share ($ basic)


3.00
2.50
2.00
1.50
1.00
0.50
0
0.93
1.56
1.87
2.23
2.81
2002
2003
2004
2005
2006

LIQUIDITY AND CAPITAL RESOURCES >

Years Ended December 31,	2006	2005
(000s)	($)	($)
Cash provided (used in):		
Operating activities	**110,518**	59,005
Financing activities	**42,756**	(128)
Investing activities	**(136,881)**	(97,520)
Increase (decrease) in cash and cash equivalents	**16,393**	(38,643)

Operating Activities

The Company's 2006 cash flow from operations, excluding changes in non-cash working capital, was $101.9 million compared to $80.6 million in 2005. The increase in cash flow was primarily due to higher revenues in all geographic markets driven mainly by higher activity levels (with the exception of Canadian CBM and shallow gas fracturing markets) partially reduced by increased expenses. As at December 31, 2006, Calfrac had positive working capital of $31.2 million compared to working capital of $39.4 million in 2005. The reduction in working capital was primarily due to higher trade payables related to the Company's capital expenditures.

Financing Activities

In 2006, total long-term debt increased to $60.0 million from $10.6 million a year ago. During the fourth quarter of 2006, the Company finalized the documentation to increase its available credit facilities to $150.0 million with a syndicate of Canadian chartered banks. The operating line of credit was increased from $20.0 million to $25.0 million with advances bearing interest at either the bank's prime rate, U.S. base rate, LIBOR plus 1% or bankers' acceptances plus 1%. The revolving term loan was increased to $125.0 million from $50.0 million and bears interest at either the bank's prime rate plus 0.25%, U.S. base rate plus 0.25%, LIBOR plus 1.25% or bankers' acceptances plus 1.25%. On February 13, 2007, Calfrac completed a private placement of unsecured senior notes for an aggregate principal amount of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75%. As a result of this debt offering, the Company's revolving term loan was reduced by $60.0 million to $65.0 million. A portion of the proceeds received from these notes was used to repay the outstanding amounts related to the existing operating and revolving term credit facilities. As at the date of this report, the Company has unused credit facilities in the amount of $90.0 million and approximately US$50.0 million of cash invested in short-term investments.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Common shares began trading on a split basis on the Toronto Stock Exchange on February 17, 2005. As at the date of this report, the Company has 36,390,408 common shares outstanding.

In May 2005, Calfrac's Board of Directors adopted a semi-annual dividend policy of $0.05 per common share. In accordance with this policy, the Company most recently paid a common share dividend on January 5, 2007 totaling $1.8 million to all shareholders of record on December 19, 2006. The Company's dividends qualify as "eligible dividends" as defined by the Canada Revenue Agency.

Investing Activities

During 2006, net cash used for investing activities increased to $136.9 million from $97.5 million in 2005. For the year ended December 31, 2006, capital expenditures totaled $155.5 million, up from $97.6 million a year ago. This increase in capital expenditures was primarily due to:

> the construction and deployment of four multi-pumper conventional fracturing spreads, with one spread allocated to each of the Company's Canadian and Russian markets and two spreads serving the U.S. market;

> the construction and deployment of two deep coiled tubing units to Canada and one deep coiled tubing unit to serve the well services market in Western Siberia;

> the completion of four cementing units to serve the deeper basin markets of Western Canada; and

> construction costs related to the remaining two additional fracturing spreads, two coiled tubing units and four cementing units from the 2006 capital program.

During December 2006, the Company entered into a long-term contract with a leading independent U.S. oil and gas company for fracturing services in Arkansas and eastern Oklahoma. Under the terms of this contract, Calfrac will provide a multi-pumper fracturing spread for a two-year term with minimum work commitments that will be serviced by Calfrac's existing fleet of equipment as well as equipment being manufactured pursuant to the Company's 2007 capital program. This contract is consistent with Calfrac's philosophy of having a prescribed level of its equipment fleet operating under long-term contracts. In addition, the Company was awarded a one-year contract with a new customer in Purpe, Russia. This contract includes the provision of a multi-pumper fracturing spread, deep coiled tubing unit and additional support equipment. At the end of the first quarter of 2007, it is anticipated that Calfrac will be operating 27 fracturing spreads, 16 coiled tubing units and 17 cementing units.

On February 11, 2005, the Company acquired the remaining 30% interest in Ram Cementers Inc. ("Ram"), thereby making Ram a wholly owned subsidiary of Calfrac. Subsequent to this acquisition, Ram was wound-up into Calfrac and all operating, marketing and financial activities became fully integrated within the Company.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2007.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES >

		Payment Due by Period			
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
(000s)	($)	($)	($)	($)	($)
Long-term debt	60,000	–	19,200	40,800	–
Operating leases	26,137	6,649	6,688	5,363	7,437
Purchase obligations	18,373	16,925	1,448	–	–
Total contractual obligations	104,510	23,574	27,336	46,163	7,437

Calfrac has various contractual obligations related to debt, leasing of vehicles and office space and raw material purchase commitments as outlined above.

Russian Value Added Taxes

As described in note 15 to the annual consolidated financial statements, Calfrac is involved in legal proceedings against the Russian government's tax authorities with respect to the recovery of certain Value Added Taxes ("VAT") paid when new equipment from North America was imported into the country. The Company believes that it is entitled to recover these previously paid VATs against the VAT amounts collected from Russian customers for the provision of pressure pumping services. As at December 31, 2006, the total recoverable amount of Russian VAT receivable was $4.5 million. During 2006, the Company was successful in similar proceedings and believes that the recovery of these amounts will be resolved within the next 12 months.

Greek Legal Proceedings

As described in note 15 to the annual consolidated financial statements, the Company is involved in a number of legal proceedings in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these proceeding have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal proceedings at this time. The Company does not expect these claims to be material.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING >

The President & Chief Executive Officer ("CEO") and Vice President, Finance & Chief Financial Officer ("CFO") of Calfrac are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR") for the Company.

DC&P is designed to ensure that information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

In accordance with the requirements of Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings," an evaluation of the design and operating effectiveness of DC&P was carried out under the supervision of the CEO and CFO as at the end of the period covered by this report.

Based on this evaluation, the CEO and CFO have concluded that, subject to the inherent limitations noted below, the Company's DC&P is designed and operating effectively to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

The Company's management, including the CEO and CFO, does not expect that the Company's DC&P will prevent or detect all misstatements or instances of fraud. The inherent limitations in all control systems are such that they can provide only reasonable, not absolute, assurance that all control issues and misstatements or instances of fraud, if any, within the Company have been detected. Likewise, ICFR, no matter how well designed, has inherent limitations. Therefore, ICFR can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.

There was no change to the Company's ICFR that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's ICFR.

ACCOUNTING POLICIES AND ESTIMATES >

Changes In Accounting Policies

No changes in accounting principles were adopted in 2006.

Recent Accounting Pronouncements

Management is assessing new Canadian and U.S. accounting pronouncements that have been issued and are not yet effective. These new pronouncements are set out below.

In January 2005, the Canadian Institute of Chartered Accountants issued Handbook Section 3855 "Financial Instruments - Recognition and Measurement," Handbook Section 1530 "Comprehensive Income" and Handbook Section 3865 "Hedges." In the year ending December 31, 2007, Calfrac will adopt these new standards that require the presentation of a separate statement of comprehensive income under specific circumstances. The Company does not expect that the adoption of these policies will have a material impact on its consolidated financial statements.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS 109, "Accounting for Taxes." FIN 48 prescribes a threshold condition that a tax position be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not yet determined the impact on its financial position, results of operations or cash flows from FIN 48.

In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – An Amendment of FASB Statement Nos. 133 and 140" ("SFAS 155"). SFAS 155 simplifies the accounting for certain hybrid financial instruments under SFAS 133 by permitting fair value remeasurement for financial instruments containing an embedded derivative that otherwise would require separation of the derivative from the financial instrument. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. The Company does not expect that SFAS 155 will have a material impact on its financial position, results of operations or cash flows.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has not yet determined the impact on its financial position, results of operations or cash flows from SFAS 157.

Critical Accounting Policies and Estimates

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgements and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

DEPRECIATION

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

STOCK-BASED COMPENSATION

As described in note 8 to the annual consolidated financial statements, the fair value of stock options are estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

INCOME TAXES

As described in notes 9 and 10 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company have been based on tax filings to date. The income tax rates used to calculate the amount of the future asset have been based on available information on future income tax rates. The income tax authorities have not audited any of these pools so far as they relate to the Company.

RISK FACTORS >

Calfrac's consolidated financial results are affected by numerous risks, including those listed below and those identified in the Company's most recently filed Annual Information Form available at www.sedar.com.

Volatility of Industry Conditions

The demand, pricing and terms for fracturing, coiled tubing, cementing and other well stimulation services largely depend on the level of exploration and development activity for North American and Russian natural gas and, to a lesser extent, oil. Industry conditions are influenced by numerous factors over which the Company has no control, including the level of oil and natural gas prices, expectations about future oil and natural gas prices, the cost of exploring for, producing and delivering oil and natural gas, the decline rates for current production, the discovery rates of new oil and natural gas reserves, available pipeline and other oil and natural gas transportation capacity, weather conditions, political, military, regulatory and economic conditions, and the ability of oil and natural gas companies to raise equity capital or debt financing. A material decline in global oil and natural gas prices or North American and Russian activity levels as a result of any of the above factors could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Seasonality

Calfrac's financial results are directly affected by the seasonal nature of the Canadian oil and natural gas industry. The first quarter incorporates the winter drilling season when most of the activity takes place. During the second quarter, soft ground conditions typically curtail oilfield activity in all of the Company's Canadian operating areas such that many rigs are unable to move about due to road bans. This period, commonly referred to as "spring breakup," occurs earlier in the year in southeastern Alberta than it does in northern Alberta and northeastern British Columbia. Consequently, this is the Company's weakest three-month revenue period. Additionally, if an unseasonably warm winter prevents sufficient freezing, Calfrac may not be able to access wellsites, and as a result, the Company's operating results and financial condition may be adversely affected. The demand for fracturing and other well stimulation services may also be affected by severe winter weather in North America and Russia. In addition, during excessively rainy periods in any of the Company's operating areas, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Sources, Pricing and Availability of Raw Materials and Component Parts

The Company sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide, diesel fuel, and component parts, such as coiled tubing, from a variety of suppliers in North America and Russia. Should Calfrac's current suppliers be unable to provide the necessary raw materials and component parts at a price acceptable to the Company, or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Operational Risks

Calfrac's operations are subject to hazards inherent in the oil and gas industry such as equipment defects, malfunction and failures, and natural disasters that result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These hazards could expose the Company to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution and other environmental damages. The Company continuously monitors its activities for quality control and safety, and although Calfrac maintains insurance coverage that it believes to be adequate and customary in the industry, such insurance may not be adequate to cover potential liabilities and may not be available in the future at rates that the Company considers reasonable and commercially justifiable.

Liabilities From Prior Operations

The Company transferred the Canadian oil and natural gas assets, mining leases, mining environmental services and related assets and liabilities of Denison to two new public companies that provided indemnities to Calfrac for all claims or losses relating to Denison's prior business, except for matters related to specific liabilities retained by the Company. Despite these indemnities, it is possible that Calfrac may be found responsible for claims or losses relating to the assets and liabilities transferred by Denison and that the claims or losses may not be within the scope of the indemnities or the indemnifying party may lack sufficient financial resources to satisfy its obligations pursuant to the indemnities. Because of the nature of Denison's former operations, these claims or losses could include substantial environmental claims. The Company cannot predict the outcome or ultimate impact of any legal or regulatory proceedings that may relate to Denison's prior ownership or operation of these assets.

Greek Legal Proceedings

The Company is involved in several legal proceedings with former employees of Denison Mines Inc. relating to the cessation of its oil and natural gas operations in Greece during 1998 and 1999. The Company intends to defend itself against the claims of the employees, however the direction and financial consequences of decisions in these proceedings cannot be determined at this time.

Competition

Company participates in a highly competitive industry. The principal competitive factors in the markets in which Calfrac operates include: product and service quality and availability, technical knowledge and experience, reputation for safety, and quality. The Company competes with regional, national and multi-national companies that have greater financial and other resources than Calfrac. These companies offer a wide range of well stimulation services in all geographic regions in which Calfrac operates. As a result of competition, the Company may suffer from a significant reduction in revenue or be unable to pursue additional business opportunities.

Foreign Exchange

The Company incurs a significant amount of its expenses in U.S. dollars, and as a result, these expenditures are directly affected by the Canadian/U.S. dollar exchange rate, which fluctuates over time. Russian revenue is earned in U.S. dollars, but is paid in Russian rubles converted to U.S. dollars at the official conversion rate in Russia on the day prior to payment. Conversion rates of the Russian ruble to or from U.S. dollars will also affect the Company's net income. This exposure is mitigated by the Company's operations in the United States and Russia.

Mitigation of Risks Factors

The Company expects that its strong financial position, experienced management team with significant investments at risk, innovative equipment and services as well as its long-term contractual relationships with certain customers will enhance its ability to weather the downturns in industry drilling activity and unforeseen adverse events.

Quarterly Revenue ($ millions)


150
120
90
60
30
0
80.7
44.6
77.4
111.6
126.0
67.0
115.1
118.3
2005 Q1
Q2
Q3
Q4
2006 Q1
Q2
Q3
Q4

Quarterly Net Income ($ millions)


35
30
25
20
15
10
5
0
21.7
(1.9)
12.9
27.4
34.6
1.6
19.4
16.9
2005 Q1
Q2
Q3
Q4
2006 Q1
Q2
Q3
Q4

Quarterly Cash Flow ($ millions)


50
40
30
20
10
0
26.0
2.3
18.5
33.8
41.7
7.2
27.6
25.5
2005
Q1
Q2
Q3
Q4
2006
Q1
Q2
Q3
Q4

Quarters Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Total
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)	($)
2006					
Revenue	126,010	66,973	115,112	118,322	426,418
Gross margin (1)	49,927	14,446	36,500	34,488	135,362
Net income	34,556	1,569	19,418	16,907	72,450
Per share – basic	0.95	0.04	0.54	0.47	2.00
– diluted	0.94	0.04	0.53	0.46	1.98
Cash flow from operations (2)	41,656	7,208	27,560	25,507	101,932
Per share – basic	1.15	0.20	0.76	0.70	2.81
– diluted	1.13	0.20	0.76	0.70	2.79
EBITDA (3)	42,736	8,761	29,614	28,421	109,533
Per share – basic	1.18	0.24	0.82	0.78	3.02
– diluted	1.16	0.24	0.81	0.78	3.00
Capital expenditures	50,631	36,501	23,931	44,415	155,478
Working capital	37,071	28,741	31,158	31,225	31,225
Shareholders' equity	271,084	267,559	287,616	303,510	303,510
Fracturing spreads (#)					
Conventional fracturing	18	19	19	21	21
Coalbed methane	4	4	4	4	4
Total	22	23	23	25	25
Coiled tubing units (#)	12	14	14	14	14
Cementing units (#)	9	11	11	13	13

1. Gross margin is defined as revenue less operating expenses excluding depreciation and amortization. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

2. Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

Quarters Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Total
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)	($)
2005					
Revenue	80,694	44,619	77,377	111,634	314,325
Gross margin (1)	32,437	7,630	25,694	43,336	109,098
Net income (loss)	21,670	(1,876)	12,947	27,372	60,113
Per share – basic	0.60	(0.05)	0.36	0.75	1.66
– diluted	0.59	(0.05)	0.35	0.75	1.64
Cash flow from operations (2)	26,015	2,280	18,503	33,794	80,592
Per share – basic	0.72	0.06	0.51	0.93	2.23
– diluted	0.71	0.06	0.51	0.92	2.20
EBITDA (3)	25,339	1,907	18,234	34,131	79,611
Per share – basic	0.70	0.05	0.50	0.94	2.20
– diluted	0.69	0.05	0.50	0.93	2.18
Capital expenditures	22,108	25,653	29,241	20,612	97,614
Working capital	49,103	22,301	12,962	39,396	39,396
Shareholders' equity	197,091	192,508	207,679	234,021	234,021
Fracturing spreads (#)					
Conventional fracturing	13	13	13	17	17
Coalbed methane	3	4	4	4	4
Total	16	17	17	21	21
Coiled tubing units (#)	11	11	11	11	11
Cementing units (#)	5	6	8	9	9

1. Gross margin is defined as revenue less operating expenses excluding depreciation and amortization. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

2. Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

FOURTH QUARTER 2006 PERFORMANCE SUMMARY >

For the three months ended December 31, 2006, the Company:

> **increased revenue 6% to $118.3 million compared to $111.6 million in the same period of 2005;**

> **recorded net income of $16.9 million or $0.47 per share (basic), a decrease of 38% from the $27.4 million or $0.75 per share (basic) recorded in the fourth quarter of 2005;**

> **realized cash flow from operations before changes in non-cash working capital of $25.5 million or $0.70 per share (basic) compared to $33.8 million or $0.93 per share (basic) in the same three-month period a year ago; and**

> **increased income tax provision 63% to $3.2 million due to higher profitability of U.S. operations.**

Canadian Operations

Revenue from Canadian operations for the fourth quarter of 2006 decreased 17% to $79.8 million compared to $96.0 million in the same quarter of 2005. Canadian fracturing revenue for the quarter totaled $68.8 million, a decrease of 25% from the $91.5 million earned in the corresponding period of 2005. This decrease was primarily due to lower CBM and east central Alberta drilling activity compared to a year ago. During the fourth quarter of 2006, Calfrac completed 1,244 Canadian fracturing jobs for average revenue of $55,295 per job compared to 2,063 jobs for average revenue of $44,346 per job in the same period of 2005. Improved per job revenues were primarily due to a substantial increase in the amount of work completed in the deeper, more technically challenging basins of northern Alberta and northeastern British Columbia as well as higher book prices.

For the three months ended December 31, 2006, revenue from Canadian coiled tubing operations increased 195% to $5.2 million compared to $1.8 million for the same period in 2005. During the fourth quarter of 2006, the Company completed 1,922 jobs for average revenue of $2,694 per job compared to 1,723 jobs for average revenue of $1,020 per job in 2005. The increase in the average revenue per job was due primarily to the deployment of two coiled tubing units during the second quarter of 2006 into the deeper, more technically challenging basins of Western Canada. During the 2005 three-month period, the Company's Canadian coiled tubing fleet was focused on shallow gas operations, which traditionally earn lower revenue on a per job basis.

Revenue from Calfrac's cementing operations was $5.9 million, a 112% increase from the $2.8 million recorded in the fourth quarter of 2005. During the 2006 three-month period, the Company completed 480 jobs for average revenue of $12,234 per job compared to 289 jobs for average revenue of $9,604 per job in the comparable period of 2005. The improved financial and operating results were due primarily to an expanded equipment fleet serving the deeper basin markets of northern Alberta and northeastern British Columbia combined with a more integrated sales and marketing approach.

United States Operations

During the fourth quarter of 2006, revenue from the Company's United States operations doubled to $29.0 million from $14.4 million recorded in the same period of 2005. For the three months ended December 31, 2006, the Company completed 385 U.S. fracturing jobs for average revenue of $75,427 per job compared to 233 jobs for average revenue of $61,816 per job in 2005. The increase in total and per job revenues was due primarily to stronger activity levels in the Piceance Basin of western Colorado and a larger fleet of equipment operating in the United States in the fourth quarter of 2006 compared to the corresponding three-month period in 2005. The increase in the reported revenue from the Company's operations in the United States was partially offset by a stronger Canadian dollar.

Russian Operations

The Company's revenue from Russian operations in the fourth quarter of 2006 increased 30% to $9.4 million from $7.3 million in the third quarter of 2006 due primarily to higher fracturing activity levels. As Calfrac commenced Russian coiled tubing operations late in 2005, the prior year's fourth quarter results were not significant for analytical purposes.

GROSS MARGIN >

Fourth quarter consolidated gross margin was $34.5 million in 2006, a 20% decrease from the $43.3 million recorded in the corresponding period in 2005. As a percentage of revenue, consolidated gross margin was 29% for the three months ended December 31, 2006 compared to 39% a year ago. The decrease in consolidated gross margin was primarily a result of competitive pricing pressures in Canada and higher Russian revenues that have lower gross margins. This reduction was somewhat offset by improved financial results in the United States.

EXPENSES >

Operating Expenses

During the fourth quarter of 2006, operating costs increased 23% to $83.8 million from $68.3 million in the corresponding three-month period of 2005 due primarily to a larger fleet of equipment, increased levels of activity in the United States and Russia, and higher district expenses as a result of a larger scale of operations in the Company's three geographic markets. In 2006, Calfrac opened a new district office in Khanty-Mansiysk, Russia and expanded its Grande Prairie and Red Deer, Alberta bases to better serve the Company's growth into the deeper and more technical basins of northern Alberta and northeastern British Columbia.

SG&A Expenses

SG&A expenses were $7.9 million for the quarter ended December 31, 2006 compared to $9.1 million in 2005. As a percentage of revenue, SG&A expenses for the fourth quarter of 2006 declined to 7% compared to 8% in the corresponding period a year ago. The decrease in SG&A expenses during the fourth quarter of 2006 was primarily related to a reduction in bonus expenses due to lower Company profitability partially offset by higher SG&A costs related to the growing United States and Russian operations and an increase in stock-based compensation expenses. In the fourth quarter of 2006, stock-based compensation expenses were $0.9 million compared to $0.3 million in the same period of 2005.

Interest, Depreciation and Other Expenses

The Company recorded net interest expense of $702,000 for the quarter ended December 31, 2006 compared to $67,000 in the comparable period of 2005. During 2006, higher long-term debt levels were required to partially finance Calfrac's capital expenditures, which resulted in increased interest costs.

Depreciation expense in the fourth quarter of 2006 grew 61% to $7.6 million from $4.7 million in the corresponding quarter of 2005. The increase in depreciation expense is directly related to the Company's larger fleet of equipment operating in North America and Russia and the full impact of 2005 capital expenditures on depreciation expense.

INCOME TAX >

The Company recorded income tax expense of $3.2 million for the quarter ended December 31, 2006 compared to $2.0 million in the same period of 2005. Current tax expense for the quarter was $2.9 million compared to $0.8 million in 2005, which was largely attributed to profitability of the Company's U.S. operations. Calfrac recorded a future income tax expense of $0.3 million for the three months ended December 31, 2006 compared to $1.1 million recorded in the fourth quarter of 2005. The future income tax provision for the fourth quarters of 2006 and 2005 was primarily related to the drawdown of the Company's tax pools as a result of profitability in the quarter as well as the timing of deductibility of certain expenses for tax purposes.

NET INCOME >

During the fourth quarter of 2006, the Company's net income totaled $16.9 million or $0.47 per share (basic), a 38% decrease from the $27.4 million or $0.75 per share (basic) recorded in the same quarter a year ago. This decrease was primarily related to lower profitability in Canadian operations due to competitive pricing pressures and lower CBM activity levels.

CASH FLOW >

Cash flow from operations before changes in non-cash working capital for the three months ended December 31, 2006 decreased 25% to $25.5 million or $0.70 per share (basic) compared to $33.8 million or $0.93 per share (basic) in 2005.

LIQUIDITY AND CAPITAL RESOURCES >

During the 2006 three-month period, the Company incurred capital expenditures of $44.4 million compared to $20.6 million in the same period of 2005. The majority of these costs related to the completion of the Company's 2006 capital program, which included the deployment of two fracturing spreads and two cementing units during the quarter, as well as the construction of two conventional fracturing spreads, two coiled tubing units and four cementing units that are expected to be deployed in the first quarter of 2007.

OUTLOOK >

Calfrac believes that the long-term fundamentals for natural gas prices are strong, but concerns surrounding short-term natural gas pricing may negatively impact 2007 drilling activity levels in Western Canada, specifically in the CBM market. The Canadian drilling forecast for 2007 from the Petroleum Services Association of Canada estimates that 21,500 wells will be drilled during the year. Although this is a reduction from the record drilling levels experienced in the last several years, it still represents historically strong activity levels.

The Company is focused on the growing pressure pumping markets of the deeper, more technical areas of the Western Canadian Sedimentary Basin. Despite the weakness in near-term natural gas prices, activity levels in the deeper regions of northern Alberta and northeastern British Columbia were strong throughout 2006 and are expected to remain steady in 2007. New coiled tubing and cementing equipment related to the Company's 2006 capital program was deployed in the fourth quarter and additional units are expected to become operational by the end of the first quarter of 2007 to service these deeper regions. Calfrac anticipates that the low levels of activity experienced in the Canadian CBM market during the past year will continue to be mitigated by the Company's contracts related to two fracturing spreads servicing these operations. Calfrac also expects that the utilization of its shallow gas fracturing spreads will be strong for at least the first quarter of 2007 as a result of its contractual relationship with a major customer.

The strong performance of Calfrac's United States fracturing operations was a major driver of the Company's 2006 financial results. Unlike the Canadian market, drilling activity levels in the U.S. Rocky Mountain region have remained robust, primarily in the Piceance Basin of western Colorado. Fracturing activity in eastern Colorado and the Denver Julesberg Basin gained momentum throughout the year with the number of jobs increasing during the fourth quarter of 2006. Calfrac's newest operating base located in Beebe, Arkansas will open by the end of the first quarter of 2007, thereby further diversifying the Company's fracturing operations within the United States market. One multi-pumper fracturing spread will serve the Fayetteville and Arkoma Basins in Arkansas as well as eastern Oklahoma under the terms of a long-term contract with a leading U.S. oil and gas company. From this operating base, there is potential for additional growth as more equipment is deployed into the area to better serve this new market. In 2007, Calfrac anticipates that this important geographic segment will continue to generate strong financial and operating results.

During the last half of 2006, the Company operated one fracturing spread and three coiled tubing units in Russia. In early 2007, an additional fracturing spread was deployed to a new operating base in Purpe, Western Siberia. Two additional coiled tubing units are expected to be operational by the end of the first quarter of 2007. Building on the momentum of Russia's improved operating and financial performance during the fourth quarter of 2006, Calfrac believes that these operations have attained sufficient critical mass and are well positioned for future growth and profitability. The expanded equipment fleet, combined with the Company's relationships with two of Russia's largest oil and gas companies, is expected to drive improved financial and operating performance from this geographic segment throughout the upcoming year and provide a more significant contribution to Calfrac's consolidated financial results.

The Company's financial position was strengthened further as a result of the closing of its recent US$135.0 million debt financing. The offering provides the Company with additional financial flexibility to grow organically, and alternatively, may also allow the Company to pursue strategic acquisition opportunities that may arise in the future.

Calfrac will continue to maximize equipment utilization and profitability by redeploying equipment to higher activity regions within its global operating reach.

ADVISORIES >

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's future plans and operations, certain statements made in this Annual Report may contain words such as "anticipate," "can," "may," "expect," "believe," "intend," "forecast," or similar words suggesting future outcomes or statements regarding an outlook, which constitute forward-looking statements or information ("forward-looking statements"). These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events and trends in the oil and gas industry. Readers are cautioned that the foregoing list of significant factors is not exhaustive. These statements are derived from certain assumptions and analysis made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Although Calfrac believes that the expectations presented by these forward-looking statements are reasonable, there can be no assurances that actual results or developments anticipated by the Company will be realized or such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this Annual Report are made as at the date of this report and Calfrac assumes no obligation to update publicly, except as required by applicable securities laws, any such forward-looking information whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Annual Report are expressly qualified under this cautionary statement.

Non-GAAP Measures

Certain measures in this Annual Report do not have any standardized meaning as prescribed under Canadian GAAP, such as gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted), and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this Annual Report in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this Annual Report as these measures are discussed and presented.

ADDITIONAL INFORMATION >

Further information regarding Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

D.R. Ramsay

DOUGLAS R. RAMSAY
President &
Chief Executive Officer

February 26, 2007
Calgary, Alberta

TOM J. MEDVEDIC
Vice President, Finance &
Chief Financial Officer



A Global Strategy: Growth

We will build leading positions in our industry's fastest growing service lines and geographic markets.


Shareholders' Equity ($ millions)
300
250
200
150
100
50
0
37.2
57.4
175.0
234.0
303.5
2002
2003
2004
2005
2006


HOSE REEL #5
HOSE REEL #6
#8
HOSE REEL #7
HOSE REEL #8

Management's Report

To the Shareholders of Calfrac Well Services Ltd.

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies set out in the accompanying notes to the consolidated financial statements. When necessary, management has made informed judgements and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles ("GAAP") appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared the Management's Discussion and Analysis ("MD&A"). The MD&A is based on the Company's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the years ended December 31, 2006 and December 31, 2005.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Company's most recent annual meeting, to audit the consolidated financial statements in accordance with Canadian GAAP and provide an independent professional opinion.

The Audit Committee of the Board of Directors, which is comprised of three independent directors who are not employees of the Company, has discussed the consolidated financial statements, including the notes thereto, with management and the external Auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

D.R. Ramsay

DOUGLAS R. RAMSAY
President &
Chief Executive Officer

TOM J. MEDVEDIC
Vice President, Finance &
Chief Financial Officer

February 26, 2007
Calgary, Alberta

Auditors' Report

To the Shareholders of Calfrac Well Services Ltd.

We have audited the consolidated balance sheets of Calfrac Well Services Ltd. as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

February 26, 2007
Calgary, Alberta

Consolidated Balance Sheets

As at December 31,	2006	2005
(000s)	($)	($)
Assets		
Current assets		
Cash and cash equivalents (note 4)	5,580	
Accounts receivable	84,481	91,693
Inventory	13,387	6,145
Prepaid expenses and deposits	7,463	2,219
	110,911	100,057
Capital assets (note 3)	327,832	198,302
Long-term investment	396	324
Goodwill	6,003	6,003
Future income taxes (note 9)	9,048	32,129
	454,190	336,815
Liabilities		
Current liabilities		
Bank indebtedness (note 4)	–	10,813
Accounts payable and accrued liabilities (note 11)	77,344	46,748
Income taxes payable	2,342	485
Current portion of long-term debt (note 5)	–	2,615
	79,686	60,661
Long-term debt (note 5)	60,000	8,000
Other long-term liabilities	4,743	6,306
Deferred credit (note 10)	6,251	27,827
	150,680	102,794
Shareholders' equity		
Capital stock (note 6)	139,841	138,767
Shares held in trust (note 7)	(3,869)	(1,385)
Contributed surplus	4,393	2,317
Retained earnings	163,145	94,322
	303,510	234,021
	454,190	336,815

Commitments and contingencies (notes 12 and 15)

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

JAMES S. BLAIR
Director

GREGORY S. FLETCHER
Director

Consolidated Statements of Operations and Retained Earnings

Years Ended December 31,	2006	2005
(000s, except per share data)	($)	($)
Revenue	426,418	314,325
Expenses		
Operating	291,056	205,227
Selling, general and administrative	28,350	29,467
Depreciation	25,699	17,143
Amortization of intangibles	–	36
Interest expense (income)	2,341	(129)
Equity share of income from long-term investments	(72)	(324)
Foreign exchange (gains) losses and other	(2,516)	192
Loss on disposal of capital assets	67	152
	344,925	251,764
Income before income taxes	81,493	62,561
Income taxes (note 9)		
Current	7,538	1,069
Future	1,505	1,400
	9,043	2,469
Income before non-controlling interest	72,450	60,092
Non-controlling interest	–	(21)
Net income for the year	72,450	60,113
Retained earnings, beginning of year	94,322	37,832
Dividends	(3,627)	(3,623)
Retained earnings, end of year	163,145	94,322
Earnings per share (note 6)		
Basic	2.00	1.66
Diluted	1.98	1.64

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31,	2006	2005
(000s)	($)	($)
Cash provided by (used in):		
Operating activities		
Net income for the year	72,450	60,113
Items not involving cash		
Depreciation and amortization	25,699	17,179
Stock-based compensation	2,283	2,093
Equity share of income from long-term investments	(72)	(324)
Loss on disposal of capital assets	67	152
Future income taxes	1,505	1,400
Non-controlling interest	-	(21)
Funds provided by operations	101,932	80,592
Net change in non-cash operating assets and liabilities (note 14)	8,586	(21,587)
	110,518	59,005
Financing activities		
Issue of long-term debt (note 5)	56,583	12,013
Long-term debt repayments	(7,198)	(9,000)
Dividends	(3,627)	(3,623)
Purchase of common shares (note 7)	(3,869)	(1,385)
Net proceeds on issuance of common shares	867	1,867
	42,756	(128)
Investing activities		
Purchase of capital assets	(155,478)	(97,614)
Proceeds on disposal of capital assets	4,289	52
Acquisition of subsidiary, net of cash acquired	-	(3,000)
Net change in non-cash working capital from purchase of capital assets	14,308	3,042
	(136,881)	(97,520)
Increase (decrease) in cash position	16,393	(38,643)
(Bank indebtedness) cash and cash equivalents, beginning of year	(10,813)	27,830
Cash and cash equivalents (bank indebtedness), end of year	5,580	(10,813)

See accompanying notes to the consolidated financial statements.

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Calfrac Well Services Ltd. (the "Company") was formed through the amalgamation of Calfrac Well Services Ltd. (predecessor company originally incorporated on June 28, 1999) and Denison Energy Inc. on March 24, 2004 under the Business Corporations Act (Alberta). The Company provides specialized oilfield services, including fracturing, coiled tubing, cementing and other well stimulation services to the oil and gas industries in Canada, the United States and Russia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations that have been made using careful judgement. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Principles of Consolidation

These financial statements include the accounts of the Company and its wholly owned subsidiaries in the United States and Russia.

(b) Foreign Currency Translation

The financial accounts of the Company's U.S. and Russian subsidiaries are translated into Canadian currency using the temporal method of translation. Under the temporal method, monetary items are translated at the rate of exchange at the balance sheet date, while non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at the monthly average exchange rates. Gains or losses in translation are recognized in income as they occur.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit, short-term investments with original maturities within 90 days and marketable securities that are carried at the lower of cost and market value.

(d) Inventory

Inventory consists of chemicals, nitrogen, carbon dioxide, cement and proppants used to stimulate wells and is stated at the lower of cost, determined on a first-in, first-out basis and net realizable value.

(e) Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method at the following annual rates:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

(f) Long-Term Investments

The Company equity accounts for its investment in shares of a company over which it has significant influence. Under the equity method of accounting, investments are carried at their original cost plus the Company's cumulative share of earnings, less any dividends received.

(g) Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired. Intangible assets are recognized apart from goodwill and are amortized over their estimated useful lives. Goodwill is assessed by the Company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any.

(h) Income Taxes

The Company follows the liability method of determining income taxes where future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

(i) Revenue Recognition

Revenue is recognized as services are completed and when delivery occurs for products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Stock-Based Compensation Plans

The Company recognizes compensation cost for the fair value of stock options granted. Under this method, the Company records the fair value of stock option grants over their vesting period as a charge to compensation expense and a credit to contributed surplus.

(k) Variable Interest Entities

Canadian Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("VIEs") requires consolidation of a VIE where an entity absorbs a majority of a VIE's losses, receives a majority of its returns, or both. Under these rules, it was determined that the Company is required to consolidate the Trust, which was established to purchase and hold Company stock as described in note 7.

(l) Comparatives

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current year.

3. CAPITAL ASSETS

As at December 31,	2006	2005
(000s)	($)	($)
Cost		
Assets under construction	78,080	38,073
Field equipment	290,445	188,861
Buildings	17,375	10,432
Land	9,252	5,322
Shop, office and other equipment	3,379	2,248
Computers and computer software	4,265	2,866
Leasehold improvements	830	812
	403,626	248,614
Accumulated Depreciation		
Assets under construction	–	–
Field equipment	69,805	46,343
Buildings	1,336	641
Land	–	–
Shop, office and other equipment	1,510	1,013
Computers and computer software	2,821	2,065
Leasehold improvements	322	250
	75,794	50,312
Net Book Value		
Assets under construction	78,080	38,073
Field equipment	220,640	142,518
Buildings	16,039	9,791
Land	9,252	5,322
Shop, office and other equipment	1,869	1,235
Computers and computer software	1,444	801
Leasehold improvements	508	562
	327,832	198,302

4. BANK INDEBTEDNESS

The Company has an operating loan facility of $25,000 bearing interest at the bank's prime rate, of which $3,407 was drawn at December 31, 2006 (including $626 of uncleared cheques). The facility is secured by a General Security Agreement over all Canadian assets of the Company. The balance outstanding on the facility has been netted against cash on deposit in these financial statements.

5. LONG-TERM DEBT

(000s)	2006 ($)	2005 ($)
Extendible revolving capital equipment facility totaling $125,000 bearing interest at the bankers' acceptance rate plus stamping fees of 1.25%, requiring fixed principal payments of $2,400 per quarter commencing March 31, 2008, and a final payment of $24,000 on December 31, 2011, secured by a General Security Agreement over all Canadian assets of the Company	60,000	
Capital equipment facility totaling $50,000 bearing interest at the bankers' acceptance rate plus stamping fees of 1.375% requiring a fixed principal payment of $167 per month plus interest, secured by a General Security Agreement over all Canadian assets of the Company	–	10,000
Debenture bearing interest at 8.95% requiring payment of accrued interest monthly plus a fixed principal payment of $54 per month, secured by charges on specific equipment	–	321
Loan bearing interest at 6% requiring blended monthly payments of $25, secured by charges on specific equipment	–	294
	60,000	10,615
Current portion of long-term debt	–	(2,615)
	60,000	8,000

The term and commencement of principal repayments on the $125,000 extendible revolving capital facility may be extended by one year on each anniversary date at the request of the Company and acceptance by the lenders. At December 31, 2006, the Company had $65,000 of undrawn credit available under this facility. On February 13, 2007, the Company closed a US$135,000 debt offering and the extendible revolving capital facility was fully repaid. In conjunction with this offering, the revolving term credit facility was reduced to $65,000 (see note 18).

Scheduled principal repayments required in each year to retire long-term debt as at December 31, 2006 are as follows (assuming the facility is not extended on the next anniversary date being December 5, 2007):

(000s)	($)
2008	9,600
2009	9,600
2010	9,600
2011	31,200
	60,000

6. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

The continuity of issued common shares and related values are as follows:

	Shares (#)	Amount ($000s)
December 31, 2004	18,107,277	136,473
Two-for-one split, February 17, 2005	18,107,277	–
Issued upon exercise of stock options	118,722	2,294
December 31, 2005	36,333,276	138,767
Issued upon exercise of stock options	55,132	1,074
December 31, 2006	**36,388,408**	**139,841**

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares that took effect on February 17, 2005. Comparative per share information has been restated to reflect the two-for-one split.

The weighted average number of common shares outstanding for the year ended December 31, 2006 was 36,286,332 basic and 36,547,182 diluted (2005 – 36,216,499 basic and 36,600,855 diluted). The difference between basic and diluted shares is attributable to the dilutive effect of stock options issued by the Company and the shares held in trust (see note 7).

7. SHARES HELD IN TRUST

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. During 2006, 113,508 shares were purchased on the open market at a cost of $3,869 (2005 – 43,637 shares at a cost of $1,385). These shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. These shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

8. STOCK-BASED COMPENSATION

(a) Stock Options

Continuity of Stock Options	2006		2005	
	Options	Average Exercise Price	Options	Average Exercise Price
	(#)	($)	(#)	($)
Outstanding, January 1	818,578	18.39	840,200	16.07
Granted during the year	776,550	25.89	140,100	29.92
Exercised for common shares	(55,132)	15.73	(118,722)	15.73
Forfeited	(34,200)	27.18	(43,000)	17.97
Balance, December 31	**1,505,796**	**22.15**	818,578	18.39

The number of options outstanding at January 1, 2005 has been adjusted to reflect the two-for-one common share split on February 17, 2005.

All stock options vest equally over three years and expire three and one-half years from the date of grant. The estimated fair value of options granted is determined by using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%, average expected life of 2.83 years, expected volatility of 34% to 36% and expected dividends of $0.10 per annum. This amount is charged to compensation expense over the vesting period. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

(b) Stock Units

Commencing in 2004, the Company began granting deferred stock units to its outside directors. These units vest one year from the date of grant and are settled in either cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares. During 2006, $328 of compensation expense was recognized for deferred stock units (2005 – $1,860).

Commencing in 2004, the Company began granting performance stock units to the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and vest one year from the date of grant. As with the deferred stock units, performance stock units are settled in either cash or Company shares purchased on the open market. During 2006, $265 of compensation expense was recognized for performance stock units (2005 – $395).

Changes in the Company's obligations under the deferred and performance stock unit plans, which arise from fluctuations in the market value of the Company's shares underlying these compensation programs, are recorded as the share value changes.

9. INCOME TAXES

The following table summarizes the income tax effect of temporary differences that give rise to the future income tax asset at December 31:

As at December 31,	2006	2005
(000s)	($)	($)
Capital assets	(14,715)	9,038
Canadian exploration expenses	11,081	7,668
Losses carried forward	5,405	7,778
Deferred compensation payable	2,939	2,486
Deferred financing and share issue costs	2,269	2,328
Other	2,069	2,831
	9,048	32,129

9. INCOME TAXES (continued)

The provision for incomes taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 32.12% (2005 – 33.62%) to income before income taxes. The principal reasons for differences between such expected income tax expense and the amount actually recorded are as follows:

As at December 31,	2006	2005
(000s)	($)	($)
Income before tax	81,493	62,561
Income tax rate (%)	32.12	33.62
Computed expected income tax expense	26,176	21,033
Increase (decrease) in income taxes resulting from:		
Drawdown of deferred credit	(20,811)	(19,782)
Non-deductible expenses	1,811	910
Foreign withholding taxes	1,071	244
Foreign tax rate differentials	1,333	411
Prior year tax losses and future tax benefits of subsidiaries recognized in the current year	(673)	
Future income tax adjustment from tax rate reduction	87	
Translation of foreign subsidiaries	289	
Tax losses and future tax benefits of foreign subsidiaries not recognized	–	1,102
Large corporations tax	–	234
Adjustments to Denison tax pools	–	(1,670)
Other	(240)	(13)
	9,043	2,469

10. DEFERRED CREDIT

On the amalgamation of Denison Energy Inc. ("Denison") and the Company on March 24, 2004, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $70,771 was recorded. The fair value paid for the tax pools acquired was estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $59,771.

11. RELATED PARTY TRANSACTIONS

During 2006, the Company purchased $26,890 (2005 – $17,487) of products and services from a company in which it holds a 30% equity interest (see also note 2 (f)). At December 31, 2006, accounts payable included $7,234 of indebtedness to the related party (December 31, 2005 – $2,941).

12. COMMITMENTS

The Company has lease commitments for premises, equipment, vehicles and storage facilities under agreements requiring aggregate minimum payments over the next five years, from December 31, 2006, as follows:

(000s)	($)
2007	6,649
2008	3,631
2009	3,057
2010	2,795
2011	2,568
Thereafter	7,437
	26,137

The Company has obligations for the purchase of products and services over the next two years that total approximately $18.4 million.

13. FINANCIAL INSTRUMENTS

The Company's financial instruments that are included in the consolidated balance sheet are comprised of cash, accounts receivable, all current liabilities and long-term debt.

13. FINANCIAL INSTRUMENTS (continued)

(a) Fair Values of Financial Assets and Liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except bank loans and long-term debt, approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of long-term debt is not materially different from its carrying amounts since the interest rates approximate a market rate of interest.

(b) Credit Risk

A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

(c) Interest Rate Risk

The Company is exposed to interest rate cash flow risk on debt subject to floating interest rates. The Company's effective interest rate for the year ended December 31, 2006 was 5.75% (December 31, 2005 – 5.14%).

14. SUPPLEMENTAL INFORMATION

Change in non-cash operating assets and liabilities are as follows:

Years Ended December 31,	2006	2005
(000s)	($)	($)
Accounts receivable	3,105	(30,976)
Inventory	(7,242)	(3,457)
Prepaid expenses and deposits	(5,244)	(856)
Accounts payable and accrued liabilities	17,673	10,910
Income taxes payable	1,857	625
Other long-term liabilities	(1,563)	2,167
	8,586	(21,587)
Interest paid	2,418	359
Income taxes paid	5,681	443

15. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on May 29, 2007.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the May 29, 2007 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

Russian Value Added Taxes

The Company is involved in a dispute with the Russian tax authorities regarding the recovery of Value Added Taxes ("VAT"), which it has paid on the importation of equipment into Russia. The amount in dispute is the equivalent of $4,500, which is included in accounts receivable at December 31, 2006. The Company has successfully defended similar VAT challenges in the past and believes the matter will be resolved in its favour within the coming months.

16. SEGMENTED INFORMATION

The Company's activities are conducted in three geographic markets: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Intersegment Eliminations	Consolidated
(000s)	($)	($)	($)	($)	($)
Year Ended December 31, 2006					
Revenue	318,018	22,123	86,277	–	426,418
Operating income (loss) (1)	81,033	(2,389)	28,368	–	107,012
Segmented assets (2)	438,879	66,012	35,547	(86,248)	454,190
Capital expenditures	114,402	35,615	5,216	245	155,478
Goodwill	6,003	–	–	–	6,003
Year Ended December 31, 2005					
Revenue	280,068	1,212	33,045	–	314,325
Operating income (loss) (1)	77,468	(2,489)	4,652	–	79,631
Segmented assets (2)	336,018	14,061	21,133	(34,397)	336,815
Capital expenditures	85,566	10,175	6,021	(4,148)	97,614
Goodwill	6,003	–	–	–	6,003

(1) Operating income (loss) is defined as revenue less operating expenses (excluding depreciation and amortization) and selling, general and administration expenses.

(2) Assets operated by the Company's U.S. subsidiary were acquired through a lease arrangement with the Canadian parent company. The cost base of these assets was $63,274 at December 31, 2006 ($35,149 at December 31, 2005).

The following table sets forth consolidated revenue by service line:

Years Ended December 31,	2006	2005
(000s)	($)	($)
Fracturing	374,096	295,782
Coiled Tubing	30,689	10,149
Cementing	21,633	8,394
	426,418	314,325

17. RECONCILIATION OF THE CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, in most respects, conforms to U.S. GAAP. Any differences in accounting principles between Canadian GAAP and U.S. GAAP as they apply to the Company are not material, except as described below. The adjustments below are measurement differences only and do not reflect any disclosure differences that may exist between Canadian GAAP and U.S. GAAP.

The application of U.S. GAAP would not affect consolidated net income or the consolidated balance sheets as reported, except as discussed below.

(a) Stock-Based Compensation

Under Canadian GAAP, the Company recognizes compensation cost for the fair value of stock option grants over the vesting period of these grants as a charge to compensation expense and a credit to contributed surplus. The Company also recognizes compensation cost, over their vesting period, for the fair value of deferred stock units and performance stock units, estimated based on the current market price of the Company's shares.

Effective January 1, 2006, the Company adopted, using the modified prospective transitional provisions, the revised standards outlined under SFAS 123R "Share-Based Payment." Previously, the Company followed SFAS 123 "Accounting for Stock-Based Compensation," which determined stock-based compensation cost for both the stock options and stock units using the same method as under Canadian GAAP with no adjustments to reported net income for the year ended December 31, 2005.

Under SFAS 123R, the Company is required to determine and incorporate a forfeiture multiplier into its calculation of stock-based compensation cost for its stock options and stock units. Under Canadian GAAP, the Company accounts for forfeitures as they occur. The Company estimates that the impact of any forfeiture multiplier would not result in a significant difference between Canadian and U.S. GAAP.

In addition, the fair value of the Company's stock units would be estimated using a Black-Scholes option pricing model, remeasured at each reporting date, as opposed to valuing the stock units based on the current market price of the Company's shares. The Company estimates that the impact of remeasuring stock units outstanding using the Black-Scholes model would not result in a significant difference between Canadian and U.S. GAAP.

17. RECONCILIATION OF THE CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b) Variable Interest Entities

The variable interest entities ("VIE") accounting standard under Canadian GAAP is similar to U.S. GAAP FIN 46R, "Consolidation of Variable Interest Entities." Under the Canadian GAAP transitional provisions, adoption was required for years commencing January 1, 2005, whereas under U.S. GAAP, adoption was required one year earlier commencing on January 1, 2004. Under Canadian GAAP, the Company identified and consolidated one VIE for the years ended December 31, 2006 and 2005, which also would have been consolidated for U.S. GAAP purposes.

(c) Future Income Taxes

The future income tax accounting standard under Canadian GAAP is similar to U.S. GAAP SFAS 109, "Accounting for Income Taxes." Pursuant to Canadian GAAP, substantively enacted tax rates are used to calculate future income tax, whereas U.S. GAAP applies enacted tax rates. There are no differences for the years ended December 31, 2006 and 2005 relating to income tax rate differences.

(d) Comprehensive Income

U.S. GAAP requires the presentation of net income and comprehensive income. Comprehensive income includes net income plus other comprehensive income items as specifically identified by U.S. GAAP. The Company currently has no financial items that would be included as other comprehensive income, and therefore, net income and comprehensive income are equivalent.

(e) Statements of Cash Flows and Operations

The differences between Canadian GAAP and U.S. GAAP have not resulted in any significant variances concerning the consolidated statements of cash flows as reported, except that under U.S. GAAP the presentation of funds from operations as a sub-total in the operating activities section of the consolidated statements of cash flows would not be permitted.

In addition, under Canadian GAAP, bank overdrafts used to manage day-to-day cash can be classified as cash and cash equivalents. Under U.S. GAAP, bank overdrafts are liabilities that should be considered a form of short-term financing and classified as cash flows from financing activities. The effect of this is an outflow of cash from financing activities of $8,658 for the year ended December 31, 2006 (2005 inflow of cash from financing activities of $12,065). As a result, the consolidated balance sheet would be adjusted to reflect cash and cash equivalents of $8,987 (2005 – $1,252) and bank indebtedness of $3,407 (2005 – $12,065).

(f) Recently Issued Accounting Pronouncements

The following are standards and interpretations that have been issued by the Financial Accounting Standards Board ("FASB"), which are not yet in effect for the years presented but would comprise U.S. GAAP when implemented:

In July 2006, FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109." FIN 48 provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS 109, "Accounting for Taxes." FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not yet determined the impact on the financial position, results of operations or cash flows from FIN 48.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – An Amendment of FASB Statement Nos. 133 and 140" ("SFAS 155"). SFAS 155 simplifies the accounting of certain hybrid financial instruments under SFAS 133 by permitting fair value remeasurement for financial instruments containing an embedded derivative that otherwise would require separation of the derivative from the financial instrument. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. The Company does not expect that SFAS 155 will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has not yet determined the impact on its financial position, results of operations or cash flows from SFAS 157.

18. SUBSEQUENT EVENTS

On February 13, 2007, the Company completed a private placement of unsecured senior notes for an aggregate amount of US$135,000. The notes are due in full on February 15, 2015 and bear interest at 7.75% payable semi-annually. A portion of the proceeds of the offering was used to repay the Company's existing operating and revolving term credit facilities. In conjuction with this offering, the Company's existing revolving term credit facility was reduced from $125,000 to $65,000.

Historical Review

Years Ended December 31,	2006	2005	2004	2003	2002
(000s, except per share and unit data)	($)	($)	($)	($)	($)
Financial Results					
Revenue	**426,418**	314,325	241,379	156,558	96,066
Gross margin [1]	**135,362**	109,098	83,783	53,090	31,271
Net income	**72,450**	60,113	45,630	19,649	10,024
Per share – basic [2]	**2.00**	1.66	1.45	1.01	0.52
– diluted [2]	**1.98**	1.64	1.45	1.01	0.52
Cash flow from operations [3]	**101,932**	80,592	58,946	30,309	18,138
Per share – basic [2]	**2.81**	2.23	1.87	1.56	0.93
– diluted [2]	**2.79**	2.20	1.87	1.56	0.93
EBITDA [4]	**109,533**	79,611	64,027	41,826	23,923
Per share – basic [2]	**3.02**	2.20	2.03	2.15	1.23
– diluted [2]	**3.00**	2.18	2.03	2.15	1.23
Capital expenditures	**155,478**	97,614	51,327	24,722	22,362
Financial Position					
Current assets	**110,911**	100,057	88,630	48,350	31,230
Total assets	**454,190**	336,815	266,196	130,319	97,666
Working capital	**31,225**	39,396	52,343	6,764	(21,641)
Long-term debt	**60,000**	8,000	3,958	23,781	1,706
Future income tax asset (liability)	**9,048**	32,129	53,311	(7,521)	(5,896)
Shareholders' equity	**303,510**	234,021	174,956	57,431	37,193
Common Share Data [2]					
Common shares outstanding (#)					
At December 31	**36,388**	36,333	36,214	n/a	n/a
Weighted average	**36,286**	36,216	31,542	n/a	n/a
Share trading					
High ($)	**46.21**	41.00	23.75	n/a	n/a
Low ($)	**18.07**	22.50	11.60	n/a	n/a
Close ($)	**22.10**	40.30	23.63	n/a	n/a
Volume (#)	**39,272**	26,774	14,150	n/a	n/a
	(#)	(#)	(#)	(#)	(#)
Operating Results					
Fracturing spreads					
Conventional fracturing	**21**	17	12	9	9
Coalbed methane	**4**	4	2	1	
Total	**25**	21	14	10	9
Coiled tubing units	**14**	11	11	11	6
Cementing units	**13**	9	4		

1. Gross margin is defined as revenue less operating expenses excluding depreciation and amortization. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
2. Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.
3. Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
4. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

82-34909

Corporate Information

BOARD OF DIRECTORS >

Ronald P. Mathison - Chairman (1)(2)
President & Chief Executive Officer
Matco Investments Ltd.

James S. Blair (3)
Chairman & Chief Executive Officer
ExAlta Energy Inc.

Gregory S. Fletcher (1)(2)
President
Sierra Energy Inc.

Martin Lambert (3)
Managing Director
Matco Capital Ltd.

R. T. (Tim) Swinton (1)(2)
Independent Businessman

Douglas R. Ramsay
President & Chief Executive Officer
Calfrac Well Services Ltd.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance and Nominating Committee

OFFICERS >

Douglas R. Ramsay
President & Chief Executive Officer

Gordon A. Dibb
Executive Vice President & Chief Operating Officer

Tom J. Medvedic
Vice President, Finance & Chief Financial Officer

Donald R. Battenfelder
Vice President, Operations

Dwight M. Bobier
Vice President, Technical Services

John L. Grisdale
Vice President, Business Development

Stephen T. Dadge
Vice President, Corporate Services

Michael D. Olinek
Corporate Controller

Matthew L. Mignault
Controller

HEAD OFFICE >

411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: (403) 266-6000
Toll Free: 1-866-770-3722
Fax: (403) 266-7381
E-Mail: info@calfrac.com
Website: www.calfrac.com

OPERATING BASES >

Alberta, Canada
Calgary - Head Office
Edson
Grande Prairie
Medicine Hat
Red Deer
Strathmore

Colorado, United States
Denver - Regional Office
Grand Junction
Platteville

Arkansas, United States
Beebe

Russia
Moscow - Regional Office
Khanty-Mansiysk
Noyabrsk
Purpe

AUDITOR >

PricewaterhouseCoopers LLP
Calgary, Alberta

BANKER >

HSBC Bank Canada
Calgary, Alberta

LEGAL COUNSEL >

Bennett Jones LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT >

For information concerning lost share certificates and estate transfers or for a change in share registration or address, please contact the transfer agent and registrar at 1-800-564-6253 or (403) 267-6800, or by e-mail at service@computershare.com, or write to:

Computershare Trust Company of Canada
Suite 600, 530 Eighth Avenue S.W.
Calgary, Alberta T2P 3S8

STOCK EXCHANGE LISTING >

Toronto Stock Exchange
Trading Symbol: CFW

ANNUAL MEETING >

The Annual Meeting of Shareholders of Calfrac Well Services Ltd. will be held on May 9, 2007 at 3:30 p.m. (Calgary time) in the McMurray Room of the Calgary Petroleum Club, Calgary, Alberta. All shareholders are cordially invited and encouraged to attend. Shareholders who are unable to attend the Meeting are requested to complete and return the Instrument of Proxy to Computershare Trust Company of Canada at their earliest convenience.

Created by CORPORATE IMAGE MAKERS – Calgary, Alberta \ Operations Photography by MARK VITARIS PRODUCTIONS – Calgary, Alberta

Board of Directors



Left to Right:

James S. Blair [3] **Ronald P. Mathison** Chairman [1][2] **R.T. (Tim) Swinton** [1][2] **Martin Lambert** [3]
Gregory S. Fletcher [1][2] **Douglas R. Ramsay**

(1) Member of the Audit Committee (2) Member of the Compensation Committee (3) Member of the Corporate Governance and Nominating Committee

Officers



Left to Right (standing):

Donald R. Battenfelder Vice President, Operations **Tom J. Medvedic** Vice President, Finance & Chief Financial Officer
Dwight M. Bobier Vice President, Technical Services **Douglas R. Ramsay** President & Chief Executive Officer
Gordon A. Dibb Executive Vice President & Chief Operating Officer **Matthew L. Mignault** Controller

Left to Right (seated):

John L. Grisdale Vice President, Business Development **Michael D. Olinek** Corporate Controller
Stephen T. Dadge Vice President, Corporate Services


CAL FRAC
VIN
GVW
US DOT

www.calfrac.com


401

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Announces Fourth Quarter and Year-End Results

CALGARY, March 1 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce its financial and operating results for the three months and year ended December 31, 2006.

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HIGHLIGHTS

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Change	Years Ended December 31, 2006	Years Ended December 31, 2005	Change
(000s, except per share and unit data) (unaudited)	($)	($)	(%)	($)	($)	(%)
Financial						
Revenue	118,322	111,634	6	426,418	314,325	36
Gross margin(1)	34,488	43,336	(20)	135,362	109,098	24
Net income	16,907	27,372	(38)	72,450	60,113	21
Per share						
- basic	0.47	0.75	(37)	2.00	1.66	20
- diluted	0.46	0.75	(39)	1.98	1.64	21
Cash flow from operations(2)	25,507	33,794	(25)	101,932	80,592	26
Per share						
- basic	0.70	0.93	(25)	2.81	2.23	26
- diluted	0.70	0.92	(24)	2.79	2.20	27
EBITDA(3)	28,421	34,131	(17)	109,533	79,611	38
Per share						
- basic	0.78	0.94	(17)	3.02	2.20	37
- diluted	0.78	0.93	(16)	3.00	2.18	38
Working capital	31,225	39,396	(21)	31,225	39,396	(21)
Shareholders' equity	303,510	234,021	30	303,510	234,021	30
Weighted average common shares outstanding (No.)						
Basic	36,270	36,283	-	36,286	36,216	-
Diluted	36,384	36,679	(1)	36,547	36,601	-

(unaudited)	2006 (No.)	2005 (No.)	Change (%)
Operating Assets as at December 31			
Fracturing			
Conventional	21	17	24
Coalbed methane	4	4	-
Total	25	21	19
Coiled tubing units	14	11	27
Cementing units	13	9	44

(1) Gross margin is defined as revenue less operating expenses excluding depreciation and amortization. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

(2) Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

(3) EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

>>

PRESIDENT'S MESSAGE

I am pleased to summarize the Company's financial performance and operational highlights for the three months and year ended December 31, 2006 as well as provide an outlook for 2007.

Financial Summary

The Company had the following financial results for the three months ended December 31, 2006:

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- increased consolidated revenue 6% to $118.3 million;
- recorded net income of $16.9 million or $0.47 per share (basic); and
- realized cash flow from operations before changes in non-cash working capital of $25.5 million or $0.70 per share (basic).

For the year ended December 31, 2006, Calfrac:

- grew revenue 36% to $426.4 million from $314.3 million in 2005;
- improved net income to $72.5 million or $2.00 per share (basic), an increase of 21% from $60.1 million or $1.66 per share (basic) recorded in 2005; and
- achieved cash flow from operations before changes in non-cash working capital of $101.9 million or $2.81 per share (basic) compared to $80.6 million or $2.23 per share (basic) in the prior year.

>>

Operational Highlights

Activity in the pressure pumping services industry in Canada lagged expectations throughout the fourth quarter due to the impact of lower natural gas prices and CBM land access, licensing and infrastructure issues. Consequently, the Company reallocated some of its equipment and personnel to other regions within this market that were active in deep basin projects. By year-end, Calfrac was operating 15 conventional and 4 CBM fracturing spreads in the Canadian market. In keeping with the Company's philosophy of securing a certain level of business with long-term contracts, Calfrac currently has long-term contracts on four of its Canadian fracturing spreads that will support a minimum level of activity during 2007.

Calfrac continued to enhance the scope of its cementing operations in Western Canada with a strategic focus on the deeper, more technically challenging basins of northern Alberta and northeastern British Columbia.

During the fourth quarter of 2006, the Company increased its cementing equipment fleet from 11 at the beginning of October to 13 at year-end with the deployment of 2 new twin pumping units to service the region's intermediate and deep basins. In December, a new cementing base and a staging base for fracturing and coiled tubing operations opened in Edson, Alberta in order to extend the Company's operating reach to a growing list of customers in the region. During the first quarter of 2007, the Company plans to add four cementing units to its operating fleet.

During the past year, Calfrac progressed its international expansion strategy by deploying additional equipment to the Rocky Mountain region of the United States. In order to better service the Company's growing base of customers in the Grand Junction district, an additional multi-pumper fracturing spread was deployed in December of 2006 for a total of five conventional fracturing spreads operating in the U.S. at year-end. In addition, a long-term take-or-pay contract was signed late in the year with a major U.S. oil and gas company to provide fracturing services to a new operating district encompassing Arkansas and eastern Oklahoma. As a result, it is expected that a multi-pumper fracturing spread will be deployed to the Company's new operating base located in Beebe, Arkansas late in the first quarter of 2007, thereby further strengthening the Company's United States operations.

Calfrac continued to grow its presence in the Russian well services market by opening a new operating base in Khanty-Mansiysk, Western Siberia in May 2006. During the year, the Company deployed its first multi-pumper fracturing spread and a deep coiled tubing unit to this new operating region. At year-end, the Company was operating one conventional fracturing spread as well as three deep coiled tubing units in Russia. In February 2007, the Company deployed a second fracturing spread to its newest operating base located in Pourpay, Western Siberia. Two additional deep coiled tubing units are expected to be delivered to Russia by the end of the first quarter of 2007. This equipment is operating under three term commitments negotiated with two of Russia's largest oil and gas companies. Contrary to Calfrac's North American operations, its Russian operations are more heavily weighted to the oil well pressure pumping services market. For 2007, it is anticipated that the larger scale of Russian operations will help drive continued corporate growth and, to some extent, mitigate the impact of a possible slowdown in activity in certain segments of the North American pressure pumping markets.

Outlook

Calfrac believes that the fundamentals for natural gas prices over the long-term are strong, but concerns surrounding short-term natural gas pricing may negatively impact 2007 drilling activity levels in Western Canada, specifically in the CBM market. While Canadian drilling activity is expected to be lower than the record levels experienced in the recent past, it still is anticipated to be relatively strong from a historical perspective. The Company is focused on continuing to grow in the pressure pumping markets of the deeper, more technical areas of the Western Canadian Sedimentary Basin. Despite the weakness in near-term natural gas prices, activity levels in the deeper regions of northern Alberta and northeastern British Columbia were strong throughout 2006 and are expected to remain steady in 2007. Calfrac anticipates that the low levels of activity experienced in the Canadian CBM market during the past year will continue to be mitigated by the Company's contracts servicing these operations. Shallow gas activity is expected to remain strong for at least the first quarter as a result of the Company's contractual relationship with a major customer.

The strong performance of Calfrac's United States fracturing operations was a major driver of the Company's 2006 financial results. Unlike the Canadian market, drilling activity levels in the United States have remained robust. Calfrac's newest operating base located in Beebe, Arkansas will begin operations servicing the Fayetteville and Arkoma Basins by the end of the first quarter of 2007, further diversifying the Company's fracturing operations within the United States market. From this operating base, there is potential for additional growth as more equipment could be deployed into the area to better serve this new market. In 2007, Calfrac anticipates that the United States operating segment will continue to generate strong financial and operating results.

Building on the momentum of Russia's improved operating and financial performance during the fourth quarter of 2006, Calfrac believes that these operations have attained a sufficient critical mass and are well positioned for future growth. The expanded equipment fleet combined with commitments, based on awarded bids, with two of Russia's largest oil and gas companies, is expected to drive improved financial and operating performance from this geographic segment throughout the upcoming year and provide a more significant contribution to the Company's consolidated financial results.

The Company's financial position was strengthened further as a result of the closing of its recent US$135 million debt financing. The offering provides the Company with additional financial flexibility to grow organically, and alternatively, may also allow the Company to pursue strategic acquisition opportunities that may arise in the future.

Calfrac will continue to maximize equipment utilization and profitability by redeploying equipment to higher activity regions within its global operating reach.

On behalf of the Board of Directors,

Douglas R. Ramsay
President & Chief Executive Officer

February 28, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of February 26, 2007 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three months and years ended December 31, 2006 and 2005 and should be read in conjunction with the audited consolidated financial statements and accompanying notes for those periods as well as the MD&A for the year ended December 31, 2005. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

Fourth Quarter 2006 Performance Summary

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For the three months ended December 31, 2006, the Company:

- increased revenue 6% to $118.3 million compared to $111.6 million in the same period of 2005;
- recorded net income of $16.9 million or $0.47 per share (basic), a decrease of 38% from the $27.4 million or $0.75 per share (basic) recorded in the fourth quarter of 2005;
- realized cash flow from operations before changes in non-cash working capital of $25.5 million or $0.70 per share (basic) compared to $33.8 million or $0.93 per share (basic) in the same three-month period a year ago; and
- increased income tax provision 63% to $3.2 million due to higher profitability of U.S. operations.

>>

Canadian Operations

Revenue from Canadian operations for the fourth quarter of 2006 decreased 17% to $79.8 million compared to $96.0 million in the same quarter of 2005. Canadian fracturing revenue for the quarter totaled $68.8 million, a decrease of 25% from the $91.5 million earned in the corresponding period of 2005. This decrease was primarily due to lower coalbed methane ("CBM") and east central Alberta drilling activity compared to a year ago. During the fourth quarter of 2006, Calfrac completed 1,244 Canadian fracturing jobs for average revenue of $55,295 per job compared to 2,063 jobs for average revenue of $44,346 per job in the same period of 2005. Improved per job revenues were primarily due to a substantial increase in the amount of work completed in the deeper, more technically challenging basins of northern Alberta and northeastern British Columbia as well as higher book prices.

For the three months ended December 31, 2006, revenue from Canadian coiled tubing operations increased 195% to $5.2 million compared to $1.8 million for the same period in 2005. During the fourth quarter of 2006, the Company completed 1,922 jobs for average revenue of $2,694 per job compared to 1,723 jobs for average revenue of $1,020 per job in 2005. The increase in the average revenue per job was due primarily to the deployment of two coiled tubing units during the second quarter of 2006 into the deeper, more technically challenging basins of Western Canada. During the 2005 three-month period, the Company's Canadian coiled tubing fleet was focused on shallow gas operations, which traditionally earn lower revenue on a per job basis.

Revenue from Calfrac's cementing operations was $5.9 million, a 112% increase from the $2.8 million recorded in the fourth quarter of 2005. During the 2006 three-month period, the Company completed 480 jobs for average revenue of $12,234 per job compared to 289 jobs for average revenue of $9,604 per job in the comparable period of 2005. The improved financial and operating results were due primarily to an expanded equipment fleet serving the deeper basin markets of northern Alberta and northeastern British Columbia combined with a more integrated sales and marketing approach.

United States Operations

During the fourth quarter of 2006, revenue from the Company's United States operations doubled to $29.0 million from $14.4 million recorded in the same period of 2005. For the three months ended December 31, 2006, the Company completed 385 U.S. fracturing jobs for average revenue of $75,427 per job compared to 233 jobs for average revenue of $61,816 per job in 2005. The increase in total and per job revenues was due primarily to stronger activity levels in the Piceance Basin of western Colorado and a larger fleet of equipment operating in the United States in the fourth quarter of 2006 compared to the corresponding three-month period in 2005. The increase in the reported revenue from the Company's U.S. operations was partially offset by a stronger Canadian dollar.

Russian Operations

The Company's revenue from Russian operations in the fourth quarter of 2006 increased 30% to $9.4 million from $7.3 million in the third quarter of 2006 due primarily to higher fracturing activity levels. As Calfrac commenced Russian coiled tubing operations late in 2005, the prior year's fourth quarter results were not significant for analytical purposes.

Gross Margin

Fourth quarter consolidated gross margin was $34.5 million in 2006, a 20% decrease from the $43.3 million recorded in the corresponding period in 2005. As a percentage of revenue, consolidated gross margin was 29% for the three months ended December 31, 2006 compared to 39% a year ago. The decrease in consolidated gross margin was primarily a result of competitive pricing pressures in Canada and higher Russian revenues that have lower gross margins. This reduction was somewhat offset by improved financial results in the United States.

Expenses

Operating Expenses

During the fourth quarter of 2006, operating costs increased 23% to $83.8 million from $68.3 million in the corresponding three-month period of 2005 due primarily to a larger fleet of equipment, increased levels of activity in the United States and Russia, and higher district expenses as a result of a larger scale of operations in the Company's three geographic markets. In 2006, Calfrac opened a new district office in Khanty-Mansiysk, Russia and expanded its Grande Prairie and Red Deer, Alberta bases to better serve the Company's growth into the deeper and more technical basins of northern Alberta and northeastern British Columbia.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses were $7.9 million for the quarter ended December 31, 2006 compared to $9.1 million in 2005. As a percentage of revenue, SG&A expenses for the fourth quarter of 2006 declined to 7% compared to 8% in the corresponding period a year ago. The decrease in SG&A expenses during the fourth quarter of 2006 was primarily related to a reduction in bonus expenses due to lower Company profitability partially offset by higher SG&A costs related to the growing United States and Russian operations and an increase in stock-based compensation expenses. In the fourth quarter of 2006, stock-based compensation expenses were $0.9 million compared to $0.3 million in the same period of 2005.

Interest, Depreciation and Other Expenses

The Company recorded net interest expense of $702,000 for the quarter ended December 31, 2006 compared to $67,000 in the comparable period of 2005. During 2006, higher long-term debt levels were required to partially finance Calfrac's capital expenditures, which resulted in increased interest costs.

Depreciation expense in the fourth quarter of 2006 grew 61% to $7.6 million from $4.7 million in the corresponding quarter of 2005. The increase in depreciation expense is directly related to the Company's larger fleet of equipment operating in North America and Russia and the full impact of 2005 capital expenditures on depreciation expense.

Income Tax

The Company recorded income tax expense of $3.2 million for the quarter ended December 31, 2006 compared to $2.0 million in the same period of 2005. Current tax expense for the quarter was $2.9 million compared to $0.8 million in 2005, which was largely attributed to profitability of the Company's U.S. operations. Calfrac recorded a future income tax expense of $0.3 million for the three months ended December 31, 2006 compared to $1.1 million recorded in the fourth quarter of 2005. The future income tax provision for the fourth quarters of 2006 and 2005 was primarily related to the drawdown of the Company's tax pools as a result of profitability in the quarter as well as the timing of deductibility of certain expenses for tax purposes.

Net Income

During the fourth quarter of 2006, the Company's net income totaled $16.9 million or $0.47 per share (basic), a 38% decrease from the $27.4 million or $0.75 per share (basic) recorded in the same quarter a year ago. This decrease was primarily related to lower profitability in Canadian operations due to competitive pricing pressures and lower shallow gas and CBM activity levels.

Cash Flow

Cash flow from operations before changes in non-cash working capital for the three months ended December 31, 2006 decreased 25% to $25.5 million or $0.70 per share (basic) compared to $33.8 million or $0.93 per share (basic) in 2005.

Liquidity and Capital Resources

During the 2006 three-month period, the Company incurred capital expenditures of $44.4 million compared to $20.6 million in the same period of 2005. The majority of these costs related to the completion of the Company's 2006 capital program, which included the deployment of two fracturing spreads and two cementing units during the quarter, as well as the construction of two conventional fracturing spreads, two coiled tubing units and four cementing units that are expected to be deployed in the first quarter of 2007.

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Summary of Quarterly Results

Three Months Ended	Mar.31, 2005	Jun.30, 2005	Sep.30, 2005	Dec.31, 2005
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Revenue	80,694	44,619	77,377	111,634
Gross margin(1)	32,437	7,630	25,694	43,336
Net income	21,670	(1,876)	12,947	27,372
Per share				
- basic	0.60	(0.05)	0.36	0.75
- diluted	0.59	(0.05)	0.35	0.75
Cash flow from operations(2)	26,015	2,280	18,503	33,794
Per share				
- basic	0.72	0.06	0.51	0.93
- diluted	0.71	0.06	0.51	0.92
EBITDA(3)	25,339	1,907	18,234	34,131
Per share				
- basic	0.70	0.05	0.50	0.94
- diluted	0.69	0.05	0.50	0.93
Capital expenditures	22,108	25,653	29,241	20,612
Working capital	49,103	22,301	12,962	39,396
Shareholders' equity	197,091	192,508	207,679	234,021
Fracturing spreads (No.)				
Conventional fracturing	13	13	13	17
Coalbed methane	3	4	4	4
Total	16	17	17	21
Coiled tubing units (No.)	11	11	11	11
Cementing units (No.)	5	6	8	9

Three Months Ended	Mar.31, 2006	Jun.30, 2006	Sep.30, 2006	Dec.31, 2006
(000s, except per share	($)	($)	($)	($)

and unit data)
(unaudited)

Revenue	126,010	66,973	115,112	118,322
Gross margin(1)	49,927	14,446	36,500	34,488
Net income	34,556	1,569	19,418	16,907
Per share				
- basic	0.95	0.04	0.54	0.47
- diluted	0.94	0.04	0.53	0.46
Cash flow from operations(2)	41,656	7,208	27,560	25,507
Per share				
- basic	1.15	0.20	0.76	0.70
- diluted	1.13	0.20	0.76	0.70
EBITDA(3)	42,736	8,761	29,614	28,421
Per share				
- basic	1.18	0.24	0.82	0.78
- diluted	1.16	0.24	0.81	0.78
Capital expenditures	50,631	36,501	23,931	44,415
Working capital	37,071	28,741	31,158	31,225
Shareholders' equity	271,084	267,559	287,616	303,510
Fracturing spreads (No.)				
Conventional fracturing	18	19	19	21
Coalbed methane	4	4	4	4
Total	22	23	23	25
Coiled tubing units (No.)	12	14	14	14
Cementing units (No.)	9	11	11	13

(1) Gross margin is defined as revenue less operating expenses excluding depreciation and amortization. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

(2) Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

(3) EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

2006 Year-End Performance Summary

For the year ended December 31, 2006, Calfrac:

- increased revenue 36% to $426.4 million compared to $314.3 million in 2005;
- grew net income to $72.5 million or $2.00 per share (basic), an increase of $12.3 million or $0.34 per share (basic) from the previous year;

- achieved record cash flow from operations before changes in non-cash working capital of $101.9 million or $2.81 per share (basic) compared to $80.6 million or $2.23 per share (basic) in 2005;
- improved year-over-year EBITDA 38% to $109.5 million versus $79.6 million a year ago; and
- incurred capital expenditures of $155.5 million to expand its equipment fleet across all geographic markets and service lines.

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Revenue

Canadian Operations

Revenue from Canadian operations for 2006 increased 14% to $318.0 million compared to $280.1 million in 2005 primarily as a result of higher activity in the deeper, more technical areas of the Western Canadian Sedimentary Basin offset by lower activity due to the impact of weaker natural gas prices and CBM regulatory delays. Canadian fracturing revenue totaled $278.2 million, an increase of $15.4 million or 6% from the prior year. During 2006, the Company completed 5,238 Canadian fracturing jobs for average revenue of $53,105 per job compared to 6,063 jobs for $43,334 per job in 2005. The revenue per job for Canadian fracturing operations was higher in 2006 due primarily to significant increases in the number of jobs completed in the deeper basins of northern Alberta and British Columbia, price book increases for services effective January 1, 2006 and a reduction in the number of CBM and shallow gas jobs completed during the year.

The Company's revenue from coiled tubing operations increased $9.3 million in 2006 to $18.2 million compared to $8.9 million in the previous year. In 2006, 5,875 jobs were completed for average revenue of $3,102 per job compared to 5,262 jobs for $1,698 per job in 2005. Year-over-year Canadian coiled tubing revenue and revenue per job increased primarily as a result of the deployment of two new coiled tubing units during the second quarter of 2006, which enabled the Company to generate higher levels of activity in the deeper markets of Western Canada. Additionally, the Company's coiled tubing operations throughout 2005 were mainly focused on shallow gas operations in southern Alberta, which historically produce lower revenue on a per job basis. In 2006, these operations were negatively impacted by decreased drilling activity similar to fracturing operations. As well, during 2005 two coiled tubing units were transferred to Russia during the second and third quarters, which negatively impacted activity and revenue from this service line during the previous year.

For the year ended December 31, 2006, revenue from Calfrac's cementing operations totaled $21.6 million versus $8.4 million in 2005. This 158% increase was due primarily to a larger equipment fleet, expanded service area, including the deeper basin markets of northern Alberta and northeastern British Columbia, as well as the integration of cementing operations into its sales and marketing team. During 2006, the Company completed 1,974 jobs for average revenue of $10,959 per job compared to 1,007 jobs for average revenue of $8,336 per job in 2005.

United States Operations

During 2006, revenue from Calfrac's United States operations totaled $86.3 million, up 161% from $33.0 million the previous year. This increase was primarily a result of a larger fracturing equipment fleet combined with higher levels of activity. In late 2005, a fracturing spread was deployed to eastern Colorado and another deep fracturing spread began operating in the Piceance Basin of western Colorado during March 2006. For the year ended December 31, 2006, the Company completed 1,284 U.S. fracturing jobs for average revenue of $67,037 per job compared to 509 jobs for $64,921 per job recorded a year ago. The year-over-year increase in the reported revenue per job was partially offset by a stronger Canadian dollar.

Russian Operations

Revenue from Calfrac's Russian operations increased $20.9 million to $22.1 million in 2006 from $1.2 million a year ago. The Company initially deployed two deep coiled tubing units to Russia during the fourth quarter of 2005. A third deep coiled tubing unit was added in May 2006, and in June the Company began operating its first Russian fracturing spread in the Khanty-Mansiysk region of Western Siberia. A second fracturing spread began operating from Calfrac's newest Russian operating district in Pourpay, Western Siberia during the first quarter of 2007. Two additional coiled tubing units are anticipated to be deployed to Russia late in the first quarter of 2007. These expanded and more diversified operations have reached a critical mass and are expected to drive further improvement in the Company's future financial and operating performance in this market.

Gross Margin

Consolidated gross margin for the year ended December 31, 2006 increased 24% to $135.4 million from $109.1 million in 2005 primarily as a result of a larger fleet of equipment in all geographic segments and strong activity levels in the deeper basin markets of Western Canada and the United States. Consolidated gross margin as a percentage of revenue decreased to 32% from 35% in 2005 as a result of the impact of pricing pressures in the Canadian market during the latter half of 2006 and increased revenue from Russia, which has lower gross margins. This was partially offset by improved financial performance in the United States.

Expenses

Operating Expenses

Calfrac's total 2006 operating expenses increased 42% to $291.1 million compared to $205.2 million in 2005 due primarily to a larger fleet of equipment and a larger global operating presence, as well as higher activity levels and district overhead expenses. During 2006, district expenses increased as a result of the Company's growing scale of operations in each of its three geographic markets; more specifically, the expansion of existing Canadian districts servicing the deeper basins of Western Canada and the opening of a new district office in Russia. Additionally, Calfrac incurred the full year cost impact of new operating bases that were opened in the latter half of 2005 in Strathmore, Alberta; Grand Junction, Colorado; and Noyabrsk, Russia.

Selling, General and Administrative Expenses

During 2006, Calfrac's selling, general and administrative ("SG&A") expenses declined 4% to $28.4 million compared to $29.5 million in the previous year primarily relating to lower stock-based compensation expenses, which decreased to $2.9 million from $4.3 million recorded in 2005. As a percentage of revenue, SG&A expenses decreased to 7% in 2006 compared to 9% in 2005. During 2005, the Company's higher relative stock price resulted in higher than normal expenses related to performance and deferred stock units.

Interest, Depreciation and Other Expenses

Net interest expense increased to $2.3 million during 2006 compared to $0.1 million of net interest income in 2005 as a result of higher long-term debt incurred primarily to finance the Company's capital expenditures program. A public offering of Calfrac's shares in August 2004 for net proceeds of $26.8 million resulted in a stronger cash position and higher interest revenue during 2005 as compared to 2006.

In 2006, depreciation expense increased 50% or $8.6 million to $25.7 million primarily as a result of the deployment of four fracturing spreads, three coiled tubing units, four cementing units and other related equipment as well as a full year of depreciation relating to 2005 equipment additions.

Income Tax

During 2006, the Company recorded an income tax expense of $9.0 million compared to $2.5 million a year ago. The current tax expense for 2006 was $7.5 million, an increase of $6.4 million from 2005. As a result of the business combination with Denison Energy Inc. ("Denison") in 2004, Calfrac significantly reduced its current income tax related to Canadian operations during 2005 and 2006. The increase in the current tax provision for 2006 was mainly attributed to the increased profitability of the Company's U.S. operations. For the year ended December 31, 2006, Calfrac recorded a future income tax expense of $1.5 million, up from $1.4 million in 2005. This provision is largely related to the drawdown of tax pools as a result of the Company's profitability.

Net Income

For the year ended December 31, 2006, Calfrac's net income was $72.5 million or $2.00 per share (basic) compared to $60.1 million or $1.66 per share (basic) in 2005. This growth in earnings was primarily due to improved financial performance from the Company's Canadian deep basin and United States operations, a larger and more diversified fleet of equipment and less weather related issues than in 2005.

Cash Flow

The Company's cash flow from operations before changes in non-cash working capital was $101.9 million in 2006, an increase of $21.3 million or 26% from $80.6 million recorded the previous year. This increase was primarily a result of:

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- consolidated revenue growing 36% or $112.1 million to $426.4 million

that was partially offset by:

- operating expenses that increased 42% or $85.8 million to $291.1 million;
- net interest expense that rose $2.4 million to $2.3 million; and
- a $6.4 million increase in the current income tax provision to $7.5 million.

In both 2006 and 2005, cash flow was used to partially finance the Company's capital expenditures.

Liquidity and Capital Resources

Years Ended December 31,	2006	2005
(000s)	($)	($)
Cash provided (used in):		
Operating activities	110,518	59,005
Financing activities	42,756	(128)
Investing activities	(136,881)	(97,520)
Increase (decrease) in cash and cash equivalents	16,393	(38,643)

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Operating Activities

The Company's 2006 cash flow from operations, excluding changes in non-cash working capital, was $101.9 million compared to $80.6 million in 2005. The increase in cash flow was primarily due to higher revenues in all geographic markets partially reduced by increased expenses. As at December 31, 2006, Calfrac had positive working capital of $31.2 million compared to working capital of $39.4 million in 2005. The reduction in working capital was primarily due to higher trade payables related to the Company's capital expenditures.

Financing Activities

In 2006, total long-term debt increased to $60.0 million from $10.6 million a year ago. During the fourth quarter of 2006, the Company finalized the documentation to increase its available credit facilities to $150 million with a syndicate of Canadian chartered banks. The operating line of credit was increased from $20 million to $25 million with advances bearing interest at either the bank's prime rate, U.S. base rate, LIBOR plus 1% or bankers' acceptances plus 1%. The revolving term loan was increased to $125 million from $50 million and bears interest at either the bank's prime rate plus 0.25%, U.S. base rate plus 0.25%, LIBOR plus 1.25% or bankers' acceptances plus 1.25%. On February 13, 2007, Calfrac completed a private placement of unsecured senior notes for an aggregate principal of US$135 million. These notes are due on February 13, 2015 and bear interest at 7.75%. As a result of this debt offering, the Company's revolving term loan facility was reduced by $60 million to $65 million. A portion of the proceeds received from these notes was used to repay the outstanding amounts related to the existing operating and revolving term credit facilities. As of the date of this report, the Company has unused credit facilities in the amount of $90 million and approximately US$50 million of cash invested in short-term investments.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Common shares began trading on a split basis on the Toronto Stock Exchange on February 17, 2005. As at the date of this report, the Company has 36,390,408 common shares outstanding.

In May 2005, Calfrac's Board of Directors adopted a semi-annual dividend policy of $0.05 per common share. In accordance with this policy, the Company most recently paid a common share dividend on January 5, 2007 totaling $1.8 million to all shareholders of record on December 19, 2006. The Company's dividends qualify as "eligible dividends" as defined by the Canada Revenue Agency.

Investing Activities

During 2006, net cash used for investing activities increased to $136.9 million from $97.5 million in 2005. For the year ended December 31, 2006, capital expenditures totaled $155.5 million, up from $97.6 million a year ago. This increase in capital expenditures was primarily due to:

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- the construction and deployment of four multi-pumper conventional fracturing spreads, with one spread allocated to each of the Company's Canadian and Russian markets and two spreads serving the U.S. market;
- the construction and deployment of two deep coiled tubing units to Canada and one deep coiled tubing unit to serve the well services market in Western Siberia;
- the completion of four cementing units to serve the deeper basin markets of Western Canada; and
- construction costs related to the remaining two additional fracturing spreads, two coiled tubing units and four cementing units from the 2006 capital program.

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During December 2006, the Company entered into a long-term contract with a leading independent U.S. oil and gas company for fracturing services in Arkansas and eastern Oklahoma. Under the terms of this contract, Calfrac will provide a multi-pumper fracturing spread for a two-year term with minimum work commitments that will be serviced by Calfrac's existing fleet of equipment as well as equipment being manufactured pursuant to the Company's 2007 capital program. This contract is consistent with Calfrac's philosophy of having a prescribed level of its equipment fleet operating under long-term contracts. In addition, the Company was awarded a one-year contract with a new customer in Pourpay, Russia for the provision of a multi-pumper fracturing spread. At the end of the first quarter of 2007, it is anticipated that Calfrac will be operating 27 fracturing spreads, 16 coiled tubing units and 17 cementing units.

On February 11, 2005, the Company acquired the remaining 30% interest in Ram Cementers Inc. ("Ram"), thereby making Ram a wholly owned subsidiary of Calfrac. Subsequent to this acquisition, Ram was wound-up into Calfrac and all operating, marketing and financial activities became fully integrated within the Company.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2007.

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Contractual Obligations and Contingencies

		Payment Due by Period			
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
(000s)	($)	($)	($)	($)	($)
Long-term debt	60,000	-	19,200	40,800	-
Operating leases	26,137	6,649	6,688	5,363	7,437
Purchase obligations	18,373	16,925	1,448	-	-
Total contractual obligations	104,510	23,574	27,336	46,163	7,437

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Calfrac has various contractual obligations related to debt, leasing of vehicles and office space and raw material purchase commitments as outlined above.

Greek Legal Proceedings

As described in note 8 to the interim consolidated financial statements, the Company is involved in a number of legal proceedings in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these proceeding have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal proceedings at this time. The Company does not expect these claims to be material.

Evaluation of Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The President & Chief Executive Officer ("CEO") and Vice-President, Finance & Chief Financial Officer ("CFO") of Calfrac are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR") for the Company.

In accordance with the requirements of Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, evaluations of the design and operating effectiveness of DC&P and the design effectiveness of ICFR were carried out under their supervision as of the end of the period covered by this report.

Based on these evaluations, the CEO and CFO have concluded that the Company's DC&P are designed and operating effectively to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities. They have also concluded that the Company's ICFR is designed effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

There was no change to the Company's internal control over financial reporting that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's ICFR.

Outlook

Calfrac believes that the long-term fundamentals for natural gas prices are strong, but concerns surrounding short-term natural gas pricing may negatively impact 2007 drilling activity levels in Western Canada, specifically in the CBM market. The Canadian drilling forecast for 2007 from the Petroleum Services Association of Canada estimates that 21,500 wells will be drilled during the year. Although this is a reduction from the record drilling levels experienced in the last several years, it still represents historically strong activity levels.

The Company is focused on the growing pressure pumping markets of the deeper, more technical areas of the Western Canadian Sedimentary Basin. Despite the weakness in near-term natural gas prices, activity levels in the deeper regions of northern Alberta and northeastern British Columbia were strong throughout 2006 and are expected to remain steady in 2007. New coiled tubing and cementing equipment related to the Company's 2006 capital program was deployed in the fourth quarter and additional units are expected to become operational by the end of the first quarter of 2007 to service these deeper regions. Calfrac anticipates that the low levels of activity experienced in the Canadian CBM market during the past year will continue to be mitigated by the Company's contracts related to two fracturing spreads servicing these operations. Calfrac also expects that the utilization of its shallow gas fracturing spreads will be strong for at least the first quarter of 2007 as a result of its contractual relationship with a major customer.

The strong performance of Calfrac's United States fracturing operations was a major driver of the Company's 2006 financial results. Unlike the Canadian market, drilling activity levels in the U.S. Rocky Mountain region have remained robust, primarily in the Piceance Basin of western Colorado. Fracturing activity in eastern Colorado and the Denver Julesberg Basin gained momentum throughout the year with the number of jobs increasing during the fourth quarter of 2006. Calfrac's newest operating base located in Beebe, Arkansas is operational and the Company expects to complete its first fracturing job in March 2007, thereby further diversifying the Company's fracturing operations within the United States market. One multi-pumper fracturing spread will serve the Fayetteville and Arkoma Basins in Arkansas as well as eastern Oklahoma under the terms of a long-term contract with a leading U.S. oil and gas company. From this operating base, there is potential for additional growth as more equipment is deployed into the area to better serve this new market. In 2007, Calfrac anticipates that this important geographic segment will continue to generate strong financial and operating results.

During the last half of 2006, the Company operated one fracturing spread and three coiled tubing units in Russia. In early 2007, an additional fracturing spread was deployed to a new operating base in Pourpay, Western

Siberia. Two additional coiled tubing units are expected to be operational by the end of the first quarter of 2007. Building on the momentum of Russia's improved operating and financial performance during the fourth quarter of 2006, Calfrac believes that these operations have attained sufficient critical mass and are well positioned for future growth and profitability. The expanded equipment fleet combined with the Company's relationships with two of Russia's largest oil and gas companies, is expected to drive improved financial and operating performance from this geographic segment throughout the upcoming year and provide a more significant contribution to the Company's consolidated financial results.

The Company's financial position was strengthened further as a result of the closing of its recent US$135 million debt financing. The offering provides the Company with additional financial flexibility to grow organically, and alternatively, may also allow the Company to pursue strategic acquisition opportunities that may arise in the future.

Calfrac will continue to maximize equipment utilization and profitability by redeploying equipment to higher activity regions within its global operating reach.

Conference Call

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its fourth quarter and year-end results at 10:00 a.m. (Calgary time) on Thursday, March 1, 2007. The conference call dial-in number is 1-800-732-1073 or 416-644-3434. The seven-day replay numbers are 1-877-289-8525 or 416-640-1917 and enter 21218774 followed by the pound key. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Calfrac is an independent provider of specialized oilfield services in Canada, the United States and Russia, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established a leadership position through an expanding geographic network, increased operating fleet and growing customer base. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. For additional information, visit the Company's website at www.calfrac.com.

Advisories

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's future plans and operations, certain statements contained in this press release constitute forward-looking statements or information ("forward-looking statements"). Forward-looking statements contained in this report, including statements that may contain words such as "anticipate," "can," "may," "expect," "believe," "intend," "forecast," or similar words suggesting future outcomes or statements regarding an outlook. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events and trends in the oil and gas industry. Readers are cautioned that the foregoing list of significant factors is not exhaustive. These statements are derived from certain assumptions and analysis made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Although Calfrac believes that the expectations presented by these forward-looking statements are reasonable, there can be no assurances that actual results or developments anticipated by the Company will be realized or such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this document are made as of the date of this news release and Calfrac assumes no obligation to update publicly any such forward-looking information whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified under this cautionary statement.

Non-GAAP Measures

Certain measures in this press release do not have any standardized meaning as prescribed under Canadian GAAP, such as gross margin, cash flow from operations, cash flow, cash flow per share (diluted), cash flow per share (basic), EBITDA, EBITDA per share (diluted) and EBITDA per share (basic), and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this press release in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this press release as these measures are discussed and presented.

Additional Information

Further information regarding Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

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CONSOLIDATED BALANCE SHEETS

As at December 31,	2006	2005
(000s) (unaudited)	($)	($)
Assets		
Current assets		
Cash and cash equivalents	5,580	-
Accounts receivable	84,481	91,693
Inventory	13,387	6,145
Prepaid expenses and deposits	7,463	2,219
	110,911	100,057
Capital assets	327,832	198,302
Long-term investment	396	324
Goodwill	6,003	6,003
Future income taxes	9,048	32,129
	454,190	336,815
Liabilities		
Current liabilities		
Bank indebtedness	-	10,813
Accounts payable and accrued liabilities (note 7)	77,344	46,748
Income taxes payable	2,342	485
Current portion of long-term debt	-	2,615
	79,686	60,661
Long-term debt	60,000	8,000
Other long-term liabilities	4,743	6,306
Deferred credit	6,251	27,827

	150,680	102,794
Shareholders' equity		
Capital stock (note 4)	139,841	138,767
Shares held in trust (note 5)	(3,869)	(1,385)
Contributed surplus	4,393	2,317
Retained earnings	163,145	94,322
	303,510	234,021
	454,190	336,815

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended December 31,		Years Ended December 31,	
	2006	2005	2006	2005
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	118,322	111,634	426,418	314,325
Expenses				
Operating	83,834	68,298	291,056	205,227
Selling, general and administrative	7,929	9,147	28,350	29,467
Depreciation	7,621	4,740	25,699	17,143
Amortization of intangibles	-	-	-	36
Interest expense (income)	702	67	2,341	(129)
Equity share of income from long-term investments	-	-	(72)	(324)
Foreign exchange (gains) losses and other	(1,837)	61	(2,516)	192
(Gain) loss on disposal of capital assets	(25)	(3)	67	152
	98,224	82,310	344,925	251,764
Income before income taxes	20,098	29,324	81,493	62,561
Income taxes				
Current	2,903	844	7,538	1,069
Future	288	1,108	1,505	1,400
	3,191	1,952	9,043	2,469
Income before non-controlling interest	16,907	27,372	72,450	60,092
Non-controlling interest	-	-	-	(21)
Net income for the period	16,907	27,372	72,450	60,113
Retained earnings, beginning of period	148,052	68,764	94,322	37,832
Dividends	(1,814)	(1,814)	(3,627)	(3,623)
Retained earnings,				

end of period	163,145	94,322	163,145	94,322
Earnings per share				
Basic	0.47	0.75	2.00	1.66
Diluted	0.46	0.75	1.98	1.64

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Years Ended December 31, 2006	Years Ended December 31, 2005
(000s) (unaudited)	($)	($)	($)	($)
Cash provided by (used in):				
Operating activities				
Net income for the period	16,907	27,372	72,450	60,113
Items not involving cash				
Depreciation and amortization	7,621	4,740	25,699	17,179
Stock-based compensation	716	577	2,283	2,093
Equity share of income from long-term investments	-	-	(72)	(324)
(Gain) loss on disposal of capital assets	(25)	(3)	67	152
Future income taxes	288	1,108	1,505	1,400
Non-controlling interest	-	-	-	(21)
Funds provided by operations	25,507	33,794	101,932	80,592
Net change in non-cash operating assets and liabilities	(257)	(30,912)	8,586	(21,587)
	25,250	2,882	110,518	59,005
Financing activities				
Issue of long-term debt	11,583	10,000	56,583	12,013
Long-term debt repayments	(1,908)	(2,534)	(7,198)	(9,000)
Dividends	(1,814)	(1,814)	(3,627)	(3,623)
Purchase of common shares (note 5)	-	-	(3,869)	(1,385)
Net proceeds on issuance of common shares	85	207	867	1,867
	7,946	5,859	42,756	(128)
Investing activities				
Purchase of capital assets	(44,415)	(20,612)	(155,478)	(97,614)
Proceeds on disposal of capital assets	130	3	4,289	52
Acquisition of subsidiary, net of cash acquired	-	-	-	(3,000)
Net change in non-cash working capital from purchase of capital				

assets	11,542	5,181	14,308	3,042
	(32,743)	(15,428)	(136,881)	(97,520)
Increase (decrease) in cash position	453	(6,687)	16,393	(38,643)
Cash and cash equivalents (bank Indebtedness), beginning of period	5,127	(4,126)	(10,813)	27,830
Cash and cash equivalents (bank indebtedness), end of period	5,580	(10,813)	5,580	(10,813)

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months and Years Ended December 31, 2006 and 2005
(000s, except per share data) (unaudited)

1. Basis of Presentation

These financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual audited financial statements.

2. Seasonality of Operations

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. Summary of Significant Accounting Policies

These financial statements follow the same accounting policies and methods of their application as the most recent annual audited financial statements.

4. Capital Stock

Authorized capital stock consists of an unlimited number of common shares.

The continuity of issued common shares and related values are as follows:

	Shares	Amount
	(No.)	($)
December 31, 2004	18,107,277	136,473
Two-for-one split, February 17, 2005	18,107,277	-
Issued upon exercise of stock options	118,722	2,294
December 31, 2005	36,333,276	138,767
Issued upon exercise of stock options	55,132	1,074

December 31, 2006	36,388,408	139,841

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares that took effect on February 17, 2005. Comparative per share information has been restated to reflect the two-for-one split.

5. Shares Held in Trust

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. During 2006, 113,508 shares were purchased on the open market at a cost of $3,869 (2005 - 43,637 shares at a cost of $1,385). These shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. These shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

6. Stock Options

Continuity of Stock Options	2006		2005	
	Options	Average Exercise Price	Options	Average Exercise Price
	(No.)	($)	(No.)	($)
Outstanding, January 1	818,578	18.39	840,200	16.07
Granted during the year	776,550	25.89	140,100	29.92
Exercised for common shares	(55,132)	15.73	(118,722)	15.73
Forfeited	(34,200)	27.18	(43,000)	17.97
Balance, December 31	1,505,796	22.15	818,578	18.39

The number of options outstanding at January 1, 2005 has been adjusted to reflect the two-for-one common share split on February 17, 2005.

All stock options vest equally over three years and expire three and one-half years from the date of grant. The estimated fair value of options granted is determined by using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%, average expected life of 2.83 years, expected volatility of 34% to 36% and expected dividends of $0.10 per annum. This amount is charged to compensation expense over the vesting period. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

7. Related Party Transactions

During 2006, the Company purchased $26,890 (2005 - $17,487) of products and services from a company in which it holds a 30% equity interest. At December 31, 2006, accounts payable included $7,234 of indebtedness to the related party (December 31, 2005 - $2,941).

8. Contingencies

Greek Operations

As a result of the acquisition and amalgamation with Denison in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on May 29, 2007.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the May 29, 2007 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

9. Segmented Information

The Company's activities are conducted in three geographic markets: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Inter-segment Eliminations	Consolidated
	($)	($)	($)	($)	($)
Three Months Ended December 31, 2006					
Revenue	79,837	9,446	29,039	-	118,322
Operating income (loss)(1)	16,746	671	9,142	-	26,559

Segmented assets(2)	438,879	66,012	35,547	(86,248)	454,190
Capital expenditures	33,313	7,934	3,235	(67)	44,415
Goodwill	6,003	-	-	-	6,003
Three Month Ended December 31, 2005					
Revenue	96,019	1,212	14,403	-	111,634
Operating income (loss)(1)	33,434	(2,489)	3,244	-	34,189
Segmented assets(2)	336,018	14,061	21,133	(34,397)	336,815
Capital expenditures	14,018	10,175	567	(4,148)	20,612
Goodwill	6,003	-	-	-	6,003
Year Ended December 31, 2006					
Revenue	318,018	22,123	86,277	-	426,418
Operating income (loss)(1)	81,033	(2,389)	28,368	-	107,012
Segmented assets(2)	438,879	66,012	35,547	(86,248)	454,190
Capital expenditures	114,402	35,615	5,216	245	155,478
Goodwill	6,003	-	-	-	6,003
Year Ended December 31, 2005					
Revenue	280,068	1,212	33,045	-	314,325
Operating income (loss)(1)	77,468	(2,489)	4,652	-	79,631
Segmented assets(2)	336,018	14,061	21,133	(34,397)	336,815
Capital expenditures	85,566	10,175	6,021	(4,148)	97,614
Goodwill	6,003	-	-	-	6,003

(1) Operating income (loss) is defined as revenue less operating expenses (excluding depreciation and amortization) and selling, general and administration expenses.

(2) Assets operated by the Company's U.S. subsidiary were acquired through a lease arrangement with the Canadian parent company. The cost base of these assets was $63.3 million at December 31, 2006 ($35.1 million at December 31, 2005).

The following table sets forth consolidated revenue by service line:

	Three Months Ended December 31,		Years Ended December 31,	
	2006	2005	2006	2005
	($)	($)	($)	($)
Fracturing	103,531	105,890	374,096	295,782
Coiled Tubing	8,919	2,969	30,689	10,149
Cementing	5,872	2,775	21,633	8,394
	118,322	111,634	426,418	314,325

10. Subsequent Events

On February 13, 2007, the Company completed a private placement of unsecured senior notes for an aggregate amount of US$135.0 million. The notes are due in full on February 13, 2015 and bear interest at

7.75% payable semi-annually. A portion of the proceeds of the offering was used to repay the Company's existing operating and revolving term credit facilities. In conjunction with the offering, the Company's existing revolving term credit facility was reduced from $125.0 million to $65.0 million.

>>

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 06:00e 01-MAR-07

82-34909

RECEIVED

2007 APR -4 A 9:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Management's Report

To the Shareholders of Calfrac Well Services Ltd.

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies set out in the accompanying notes to the consolidated financial statements. When necessary, management has made informed judgements and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles ("GAAP") appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared the Management's Discussion and Analysis ("MD&A"). The MD&A is based on the Company's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the years ended December 31, 2006 and December 31, 2005.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Company's most recent annual meeting, to audit the consolidated financial statements in accordance with Canadian GAAP and provide an independent professional opinion.

The Audit Committee of the Board of Directors, which is comprised of three independent directors who are not employees of the Company, has discussed the consolidated financial statements, including the notes thereto, with management and the external Auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

D. R. Ramsay

DOUGLAS R. RAMSAY
President &
Chief Executive Officer

TOM J. MEDVEDIC
Vice President, Finance &
Chief Financial Officer

February 26, 2007
Calgary, Alberta

Auditors' Report

To the Shareholders of Calfrac Well Services Ltd.

We have audited the consolidated balance sheets of Calfrac Well Services Ltd. as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

February 26, 2007
Calgary, Alberta

82-34909

Consolidated Balance Sheets

As at December 31, (000s)	2006 ($)	2005 ($)
Assets		
Current assets		
Cash and cash equivalents (note 4)	5,580	–
Accounts receivable	84,481	91,693
Inventory	13,387	6,145
Prepaid expenses and deposits	7,463	2,219
	110,911	100,057
Capital assets (note 3)	327,832	198,302
Long-term investment	396	324
Goodwill	6,003	6,003
Future income taxes (note 9)	9,048	32,129
	454,190	336,815
Liabilities		
Current liabilities		
Bank indebtedness (note 4)	–	10,813
Accounts payable and accrued liabilities (note 11)	77,344	46,748
Income taxes payable	2,342	485
Current portion of long-term debt (note 5)	–	2,615
	79,686	60,661
Long-term debt (note 5)	60,000	8,000
Other long-term liabilities	4,743	6,306
Deferred credit (note 10)	6,251	27,827
	150,680	102,794
Shareholders' equity		
Capital stock (note 6)	139,841	138,767
Shares held in trust (note 7)	(3,869)	(1,385)
Contributed surplus	4,393	2,317
Retained earnings	163,145	94,322
	303,510	234,021
	454,190	336,815

Commitments and contingencies (notes 12 and 15)

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

JAMES S. BLAIR
Director

GREGORY S. FLETCHER
Director

82-34909

Consolidated Statements of Operations and Retained Earnings

Years Ended December 31,	2006	2005
(000s, except per share data)	($)	($)
Revenue	426,418	314,325
Expenses		
Operating	291,056	205,227
Selling, general and administrative	28,350	29,467
Depreciation	25,699	17,143
Amortization of intangibles	-	36
Interest expense (income)	2,341	(129)
Equity share of income from long-term investments	(72)	(324)
Foreign exchange (gains) losses and other	(2,516)	192
Loss on disposal of capital assets	67	152
	344,925	251,764
Income before income taxes	81,493	62,561
Income taxes (note 9)		
Current	7,538	1,069
Future	1,505	1,400
	9,043	2,469
Income before non-controlling interest	72,450	60,092
Non-controlling interest	-	(21)
Net income for the year	72,450	60,113
Retained earnings, beginning of year	94,322	37,832
Dividends	(3,627)	(3,623)
Retained earnings, end of year	163,145	94,322
Earnings per share (note 6)		
Basic	2.00	1.66
Diluted	1.98	1.64

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31,	2006	2005
(000s)	($)	($)
Cash provided by (used in):		
Operating activities		
Net income for the year	72,450	60,113
Items not involving cash		
Depreciation and amortization	25,699	17,179
Stock-based compensation	2,283	2,093
Equity share of income from long-term investments	(72)	(324)
Loss on disposal of capital assets	67	152
Future income taxes	1,505	1,400
Non-controlling interest	–	(21)
Funds provided by operations	101,932	80,592
Net change in non-cash operating assets and liabilities (note 14)	8,586	(21,587)
	110,518	59,005
Financing activities		
Issue of long-term debt (note 5)	56,583	12,013
Long-term debt repayments	(7,198)	(9,000)
Dividends	(3,627)	(3,623)
Purchase of common shares (note 7)	(3,869)	(1,385)
Net proceeds on issuance of common shares	867	1,867
	42,756	(128)
Investing activities		
Purchase of capital assets	(155,478)	(97,614)
Proceeds on disposal of capital assets	4,289	52
Acquisition of subsidiary, net of cash acquired	–	(3,000)
Net change in non-cash working capital from purchase of capital assets	14,308	3,042
	(136,881)	(97,520)
Increase (decrease) in cash position	16,393	(38,643)
(Bank indebtedness) cash and cash equivalents, beginning of year	(10,813)	27,830
Cash and cash equivalents (bank indebtedness), end of year	5,580	(10,813)

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(000s, except share data)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Calfrac Well Services Ltd. (the "Company") was formed through the amalgamation of Calfrac Well Services Ltd. (predecessor company originally incorporated on June 28, 1999) and Denison Energy Inc. on March 24, 2004 under the Business Corporations Act (Alberta). The Company provides specialized oilfield services, including fracturing, coiled tubing, cementing and other well stimulation services to the oil and gas industries in Canada, the United States and Russia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations that have been made using careful judgement. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Principles of Consolidation

These financial statements include the accounts of the Company and its wholly owned subsidiaries in the United States and Russia.

(b) Foreign Currency Translation

The financial accounts of the Company's U.S. and Russian subsidiaries are translated into Canadian currency using the temporal method of translation. Under the temporal method, monetary items are translated at the rate of exchange at the balance sheet date, while non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at the monthly average exchange rates. Gains or losses in translation are recognized in income as they occur.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit, short-term investments with original maturities within 90 days and marketable securities that are carried at the lower of cost and market value.

(d) Inventory

Inventory consists of chemicals, nitrogen, carbon dioxide, cement and proppants used to stimulate wells and is stated at the lower of cost, determined on a first-in, first-out basis and net realizable value.

(e) Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method at the following annual rates:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

(f) Long-Term Investments

The Company equity accounts for its investment in shares of a company over which it has significant influence. Under the equity method of accounting, investments are carried at their original cost plus the Company's cumulative share of earnings, less any dividends received.

(g) Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired. Intangible assets are recognized apart from goodwill and are amortized over their estimated useful lives. Goodwill is assessed by the Company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any.

(h) Income Taxes

The Company follows the liability method of determining income taxes where future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

(i) Revenue Recognition

Revenue is recognized as services are completed and when delivery occurs for products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Stock-Based Compensation Plans

The Company recognizes compensation cost for the fair value of stock options granted. Under this method, the Company records the fair value of stock option grants over their vesting period as a charge to compensation expense and a credit to contributed surplus.

(k) Variable Interest Entities

Canadian Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("VIEs") requires consolidation of a VIE where an entity absorbs a majority of a VIE's losses, receives a majority of its returns, or both. Under these rules, it was determined that the Company is required to consolidate the Trust, which was established to purchase and hold Company stock as described in note 7.

(l) Comparatives

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current year.

3. CAPITAL ASSETS

As at December 31,	2006	2005
(000s)	($)	($)
Cost		
Assets under construction	78,080	38,073
Field equipment	290,445	188,861
Buildings	17,375	10,432
Land	9,252	5,322
Shop, office and other equipment	3,379	2,248
Computers and computer software	4,265	2,866
Leasehold improvements	830	812
	403,626	248,614
Accumulated Depreciation		
Assets under construction	–	–
Field equipment	69,805	46,343
Buildings	1,336	641
Land	–	–
Shop, office and other equipment	1,510	1,013
Computers and computer software	2,821	2,065
Leasehold improvements	322	250
	75,794	50,312
Net Book Value		
Assets under construction	78,080	38,073
Field equipment	220,640	142,518
Buildings	16,039	9,791
Land	9,252	5,322
Shop, office and other equipment	1,869	1,235
Computers and computer software	1,444	801
Leasehold improvements	508	562
	327,832	198,302

4. BANK INDEBTEDNESS

The Company has an operating loan facility of $25,000 bearing interest at the bank's prime rate, of which $3,407 was drawn at December 31, 2006 (including $626 of uncleared cheques). The facility is secured by a General Security Agreement over all Canadian assets of the Company. The balance outstanding on the facility has been netted against cash on deposit in these financial statements.

5. LONG-TERM DEBT

(000s)	2006 ($)	2005 ($)
Extendible revolving capital equipment facility totaling $125,000 bearing interest at the bankers' acceptance rate plus stamping fees of 1.25%, requiring fixed principal payments of $2,400 per quarter commencing March 31, 2008, and a final payment of $24,000 on December 31, 2011, secured by a General Security Agreement over all Canadian assets of the Company	60,000	
Capital equipment facility totaling $50,000 bearing interest at the bankers' acceptance rate plus stamping fees of 1.375% requiring a fixed principal payment of $167 per month plus interest, secured by a General Security Agreement over all Canadian assets of the Company	–	10,000
Debenture bearing interest at 8.95% requiring payment of accrued interest monthly, plus a fixed principal payment of $54 per month, secured by charges on specific equipment	–	321
Loan bearing interest at 6% requiring blended monthly payments of $25, secured by charges on specific equipment	–	294
	60,000	10,615
Current portion of long-term debt	–	(2,615)
	60,000	8,000

The term and commencement of principal repayments on the $125,000 extendible revolving capital facility may be extended by one year on each anniversary date at the request of the Company and acceptance by the lenders. At December 31, 2006, the Company had $65,000 of undrawn credit available under this facility. On February 13, 2007, the Company closed a US$135,000 debt offering and the extendible revolving capital facility was fully repaid. In conjunction with this offering, the revolving term credit facility was reduced to $65,000 (see note 18).

Scheduled principal repayments required in each year to retire long-term debt as at December 31, 2006 are as follows (assuming the facility is not extended on the next anniversary date being December 5, 2007):

(000s)	($)
2008	9,600
2009	9,600
2010	9,600
2011	31,200
	60,000

6. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

The continuity of issued common shares and related values are as follows:

	Shares (#)	Amount ($000s)
December 31, 2004	18,107,277	136,473
Two-for-one split, February 17, 2005	18,107,277	–
Issued upon exercise of stock options	118,722	2,294
December 31, 2005	36,333,276	138,767
Issued upon exercise of stock options	55,132	1,074
December 31, 2006	**36,388,408**	**139,841**

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares that took effect on February 17, 2005. Comparative per share information has been restated to reflect the two-for-one split.

The weighted average number of common shares outstanding for the year ended December 31, 2006 was 36,286,332 basic and 36,547,182 diluted (2005 - 36,216,499 basic and 36,600,855 diluted). The difference between basic and diluted shares is attributable to the dilutive effect of stock options issued by the Company and the shares held in trust (see note 7).

7. SHARES HELD IN TRUST

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. During 2006, 113,508 shares were purchased on the open market at a cost of $3,869 (2005 - 43,637 shares at a cost of $1,385). These shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. These shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

8. STOCK-BASED COMPENSATION

(a) Stock Options

Continuity of Stock Options	2006 Options	2006 Average Exercise Price	2005 Options	2005 Average Exercise Price
	(#)	($)	(#)	($)
Outstanding, January 1	818,578	18.39	840,200	16.07
Granted during the year	776,550	25.89	140,100	29.92
Exercised for common shares	(55,132)	15.73	(118,722)	15.73
Forfeited	(34,200)	27.18	(43,000)	17.97
Balance, December 31	**1,505,796**	**22.15**	818,578	18.39

The number of options outstanding at January 1, 2005 has been adjusted to reflect the two-for-one common share split on February 17, 2005.

All stock options vest equally over three years and expire three and one-half years from the date of grant. The estimated fair value of options granted is determined by using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%, average expected life of 2.83 years, expected volatility of 34% to 36% and expected dividends of $0.10 per annum. This amount is charged to compensation expense over the vesting period. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

(b) Stock Units

Commencing in 2004, the Company began granting deferred stock units to its outside directors. These units vest one year from the date of grant and are settled in either cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares. During 2006, $328 of compensation expense was recognized for deferred stock units (2005 – $1,860).

Commencing in 2004, the Company began granting performance stock units to the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and vest one year from the date of grant. As with the deferred stock units, performance stock units are settled in either cash or Company shares purchased on the open market. During 2006, $265 of compensation expense was recognized for performance stock units (2005 – $395).

Changes in the Company's obligations under the deferred and performance stock unit plans, which arise from fluctuations in the market value of the Company's shares underlying these compensation programs, are recorded as the share value changes.

9. INCOME TAXES

The following table summarizes the income tax effect of temporary differences that give rise to the future income tax asset at December 31:

As at December 31,	2006	2005
(000s)	($)	($)
Capital assets	(14,715)	9,038
Canadian exploration expenses	11,081	7,668
Losses carried forward	5,405	7,778
Deferred compensation payable	2,939	2,486
Deferred financing and share issue costs	2,269	2,328
Other	2,069	2,831
	9,048	32,129

9. **INCOME TAXES (continued)**

The provision for incomes taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 32.12% (2005 – 33.62%) to income before income taxes. The principal reasons for differences between such expected income tax expense and the amount actually recorded are as follows:

As at December 31,	2006	2005
(000s)	($)	($)
Income before tax	81,493	62,561
Income tax rate (%)	32.12	33.62
Computed expected income tax expense	26,176	21,033
Increase (decrease) in income taxes resulting from:		
Drawdown of deferred credit	(20,811)	(19,782)
Non-deductible expenses	1,811	910
Foreign withholding taxes	1,071	244
Foreign tax rate differentials	1,333	411
Prior year tax losses and future tax benefits of subsidiaries recognized in the current year	(673)	–
Future income tax adjustment from tax rate reduction	87	–
Translation of foreign subsidiaries	289	–
Tax losses and future tax benefits of foreign subsidiaries not recognized	–	1,102
Large corporations tax	–	234
Adjustments to Denison tax pools	–	(1,670)
Other	(240)	(13)
	9,043	2,469

10. **DEFERRED CREDIT**

On the amalgamation of Denison Energy Inc. ("Denison") and the Company on March 24, 2004, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $70,771 was recorded. The fair value paid for the tax pools acquired was estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $59,771.

11. **RELATED PARTY TRANSACTIONS**

During 2006, the Company purchased $26,890 (2005 – $17,487) of products and services from a company in which it holds a 30% equity interest (see also note 2 (f)). At December 31, 2006, accounts payable included $7,234 of indebtedness to the related party (December 31, 2005 – $2,941).

12. **COMMITMENTS**

The Company has lease commitments for premises, equipment, vehicles and storage facilities under agreements requiring aggregate minimum payments over the next five years, from December 31, 2006, as follows:

(000s)	($)
2007	6,649
2008	3,631
2009	3,057
2010	2,795
2011	2,568
Thereafter	7,437
	26,137

The Company has obligations for the purchase of products and services over the next two years that total approximately $18.4 million.

13. **FINANCIAL INSTRUMENTS**

The Company's financial instruments that are included in the consolidated balance sheet are comprised of cash, accounts receivable, all current liabilities and long-term debt.

13. FINANCIAL INSTRUMENTS (continued)

(a) Fair Values of Financial Assets and Liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except bank loans and long-term debt, approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of long-term debt is not materially different from its carrying amounts since the interest rates approximate a market rate of interest.

(b) Credit Risk

A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

(c) Interest Rate Risk

The Company is exposed to interest rate cash flow risk on debt subject to floating interest rates. The Company's effective interest rate for the year ended December 31, 2006 was 5.75% (December 31, 2005 – 5.14%).

14. SUPPLEMENTAL INFORMATION

Change in non-cash operating assets and liabilities are as follows:

Years Ended December 31,	2006	2005
(000s)	($)	($)
Accounts receivable	**3,105**	(30,976)
Inventory	**(7,242)**	(3,457)
Prepaid expenses and deposits	**(5,244)**	(856)
Accounts payable and accrued liabilities	**17,673**	10,910
Income taxes payable	**1,857**	625
Other long-term liabilities	**(1,563)**	2,167
	8,586	(21,587)
Interest paid	**2,418**	359
Income taxes paid	**5,681**	443

15. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on May 29, 2007.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the May 29, 2007 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

Russian Value Added Taxes

The Company is involved in a dispute with the Russian tax authorities regarding the recovery of Value Added Taxes ("VAT"), which it has paid on the importation of equipment into Russia. The amount in dispute is the equivalent of $4,500, which is included in accounts receivable at December 31, 2006. The Company has successfully defended similar VAT challenges in the past and believes the matter will be resolved in its favour within the coming months.

16. SEGMENTED INFORMATION

The Company's activities are conducted in three geographic markets: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Intersegment Eliminations	Consolidated
(000s)	($)	($)	($)	($)	($)
Year Ended December 31, 2006					
Revenue	318,018	22,123	86,277	–	426,418
Operating income (loss) (1)	81,033	(2,389)	28,368	–	107,012
Segmented assets (2)	438,879	66,012	35,547	(86,248)	454,190
Capital expenditures	114,402	35,615	5,216	245	155,478
Goodwill	6,003	–	–	–	6,003
Year Ended December 31, 2005					
Revenue	280,068	1,212	33,045	–	314,325
Operating income (loss) (1)	77,468	(2,489)	4,652	–	79,631
Segmented assets (2)	336,018	14,061	21,133	(34,397)	336,815
Capital expenditures	85,566	10,175	6,021	(4,148)	97,614
Goodwill	6,003	–	–	–	6,003

(1) Operating income (loss) is defined as revenue less operating expenses (excluding depreciation and amortization) and selling, general and administration expenses.

(2) Assets operated by the Company's U.S. subsidiary were acquired through a lease arrangement with the Canadian parent company. The cost base of these assets was $63,274 at December 31, 2006 ($35,149 at December 31, 2005).

The following table sets forth consolidated revenue by service line:

Years Ended December 31,	2006	2005
(000s)	($)	($)
Fracturing	374,096	295,782
Coiled Tubing	30,689	10,149
Cementing	21,633	8,394
	426,418	314,325

17. RECONCILIATION OF THE CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, in most respects, conforms to U.S. GAAP. Any differences in accounting principles between Canadian GAAP and U.S. GAAP as they apply to the Company are not material, except as described below. The adjustments below are measurement differences only and do not reflect any disclosure differences that may exist between Canadian GAAP and U.S. GAAP.

The application of U.S. GAAP would not affect consolidated net income or the consolidated balance sheets as reported, except as discussed below.

(a) Stock-Based Compensation

Under Canadian GAAP, the Company recognizes compensation cost for the fair value of stock option grants over the vesting period of these grants as a charge to compensation expense and a credit to contributed surplus. The Company also recognizes compensation cost, over their vesting period, for the fair value of deferred stock units and performance stock units, estimated based on the current market price of the Company's shares.

Effective January 1, 2006, the Company adopted, using the modified prospective transitional provisions, the revised standards outlined under SFAS 123R "Share-Based Payment." Previously, the Company followed SFAS 123 "Accounting for Stock-Based Compensation," which determined stock-based compensation cost for both the stock options and stock units using the same method as under Canadian GAAP with no adjustments to reported net income for the year ended December 31, 2005.

Under SFAS 123R, the Company is required to determine and incorporate a forfeiture multiplier into its calculation of stock-based compensation cost for its stock options and stock units. Under Canadian GAAP, the Company accounts for forfeitures as they occur. The Company estimates that the impact of any forfeiture multiplier would not result in a significant difference between Canadian and U.S. GAAP.

In addition, the fair value of the Company's stock units would be estimated using a Black-Scholes option pricing model, remeasured at each reporting date, as opposed to valuing the stock units based on the current market price of the Company's shares. The Company estimates that the impact of remeasuring stock units outstanding using the Black-Scholes model would not result in a significant difference between Canadian and U.S. GAAP.

17. RECONCILIATION OF THE CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b) Variable Interest Entities

The variable interest entities ("VIE") accounting standard under Canadian GAAP is similar to U.S. GAAP FIN 46R, "Consolidation of Variable Interest Entities." Under the Canadian GAAP transitional provisions, adoption was required for years commencing January 1, 2005, whereas under U.S. GAAP, adoption was required one year earlier commencing on January 1, 2004. Under Canadian GAAP, the Company identified and consolidated one VIE for the years ended December 31, 2006 and 2005, which also would have been consolidated for U.S. GAAP purposes.

(c) Future Income Taxes

The future income tax accounting standard under Canadian GAAP is similar to U.S. GAAP SFAS 109, "Accounting for Income Taxes." Pursuant to Canadian GAAP, substantively enacted tax rates are used to calculate future income tax, whereas U.S. GAAP applies enacted tax rates. There are no differences for the years ended December 31, 2006 and 2005 relating to income tax rate differences.

(d) Comprehensive Income

U.S. GAAP requires the presentation of net income and comprehensive income. Comprehensive income includes net income plus other comprehensive income items as specifically identified by U.S. GAAP. The Company currently has no financial items that would be included as other comprehensive income, and therefore, net income and comprehensive income are equivalent.

(e) Statements of Cash Flows and Operations

The differences between Canadian GAAP and U.S. GAAP have not resulted in any significant variances concerning the consolidated statements of cash flows as reported, except that under U.S. GAAP the presentation of funds from operations as a sub-total in the operating activities section of the consolidated statements of cash flows would not be permitted.

In addition, under Canadian GAAP, bank overdrafts used to manage day-to-day cash can be classified as cash and cash equivalents. Under U.S. GAAP, bank overdrafts are liabilities that should be considered a form of short-term financing and classified as cash flows from financing activities. The effect of this is an outflow of cash from financing activities of $8,658 for the year ended December 31, 2006 (2005 inflow of cash from financing activities of $12,065). As a result, the consolidated balance sheet would be adjusted to reflect cash and cash equivalents of $8,987 (2005 – $1,252) and bank indebtedness of $3,407 (2005 – $12,065).

(f) Recently Issued Accounting Pronouncements

The following are standards and interpretations that have been issued by the Financial Accounting Standards Board ("FASB"), which are not yet in effect for the years presented but would comprise U.S. GAAP when implemented:

In July 2006, FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109." FIN 48 provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS 109, "Accounting for Taxes." FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not yet determined the impact on the financial position, results of operations or cash flows from FIN 48.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – An Amendment of FASB Statement Nos. 133 and 140" ("SFAS 155"). SFAS 155 simplifies the accounting of certain hybrid financial instruments under SFAS 133 by permitting fair value remeasurement for financial instruments containing an embedded derivative that otherwise would require separation of the derivative from the financial instrument. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. The Company does not expect that SFAS 155 will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has not yet determined the impact on its financial position, results of operations or cash flows from SFAS 157.

18. SUBSEQUENT EVENTS

On February 13, 2007, the Company completed a private placement of unsecured senior notes for an aggregate amount of US$135,000. The notes are due in full on February 15, 2015 and bear interest at 7.75% payable semi-annually. A portion of the proceeds of the offering was used to repay the Company's existing operating and revolving term credit facilities. In conjuction with this offering, the Company's existing revolving term credit facility was reduced from $125,000 to $65,000.

This Management's Discussion and Analysis ("MD&A") for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of February 26, 2007 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three months and years ended December 31, 2006 and 2005 and should be read in conjunction with the audited consolidated financial statements and accompanying notes for those periods as well as the MD&A for the three months and years ended December 31, 2005. Readers should also refer to the "Forward-Looking Statements" legal advisory located at the end of this MD&A. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

2006 HIGHLIGHTS >

Calfrac is an independent provider of specialized oilfield services in Canada, the United States and Russia, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established a leadership position by providing high quality, responsive service through an expanding geographic network, increased operating fleet and growing customer base. For the year ended December 31, 2006, Calfrac:

- **increased revenue 36% to $426.4 million compared to $314.3 million in 2005;**
- **grew net income to $72.5 million or $2.00 per share (basic), an increase of $12.3 million or $0.34 per share (basic) from the previous year;**
- **achieved record cash flow from operations before changes in non-cash working capital of $101.9 million or $2.81 per share (basic) compared to $80.6 million or $2.23 per share (basic) in 2005;**
- **improved year-over-year EBITDA by 38% to $109.5 million versus $79.6 million a year ago; and**
- **incurred capital expenditures of $155.5 million to expand its equipment fleet across all geographic markets and service lines.**

Revenue ($ millions)


500
400
300
200
100
0
96.1
156.6
241.4
314.3
426.4
2002
2003
2004
2005
2006

Revenue Mix (%)


Fracturing Services
Well Stimulation Services
Cementing Services
3
3
94
5
7
88
2005
2006

BUSINESS ENVIRONMENT >

Calfrac's 2006 financial and operating performance was primarily weighted to its Canadian natural gas fracturing operations. During 2006, the number of wells drilled in Western Canada decreased 7% to 22,979 from a record 24,803 wells drilled in 2005. The Company's shallow gas and coalbed methane ("CBM") activity levels were negatively impacted by customers reducing activity due to concerns surrounding lower natural gas commodity prices. CBM activity levels were also impacted by regulatory and landowner issues.

Oil and Gas Average Benchmark Prices

Years Ended December 31,	2006	2005
	($)	($)
AECO Price (CDN$/mcf)	**6.54**	8.78
WTI Price (US$/bbl)	**66.25**	56.70

The West Texas Intermediate benchmark crude oil price increased 17% in 2006 to average US$66.25 per barrel compared to US$56.70 per barrel a year ago. The 2006 AECO average spot price was $6.54 per thousand cubic feet, a 26% decrease from 2005. The Company anticipates that oil and gas prices over the short-term may remain volatile and that well service market activity levels should continue to be relatively strong, but lower than the record levels experienced in 2005.

2006 PERFORMANCE SUMMARY >

Canadian Operations

Revenue from Canadian operations for 2006 increased 14% to $318.0 million compared to $280.1 million in 2005 primarily as a result of higher activity in the deeper, more technical areas of the Western Canadian Sedimentary Basin offset by lower activity due to the impact of weaker natural gas prices and CBM regulatory delays. Canadian fracturing revenue totaled $278.2 million, an increase of $15.4 million or 6% from the prior year. During 2006, the Company completed 5,238 Canadian fracturing jobs for average revenue of $53,105 per job compared to 6,063 jobs for $43,334 per job in 2005. The revenue per job for Canadian fracturing operations was higher in 2006 due primarily to significant increases in the number of jobs completed in the deeper basins of northern Alberta and northeastern British Columbia, price book increases for services effective January 1, 2006 and a reduction in the number of CBM and shallow gas jobs completed during the year.

The Company's revenue from coiled tubing operations increased $9.3 million in 2006 to $18.2 million compared to $8.9 million the previous year. In 2006, 5,875 jobs were completed for average revenue of $3,102 per job compared to 5,262 jobs for $1,698 per job in 2005. Year-over-year Canadian coiled tubing revenue and revenue per job increased primarily as a result of the deployment of two new coiled tubing units during the second quarter of 2006, which enabled the Company to generate higher levels of activity in the deeper markets of

Geographic Mix (%)


Canada
United States
Russia
11
89
5
75
20
2005
2006

Western Canada. Additionally, the Company's coiled tubing operations were focused throughout 2005 on shallow gas operations in southern Alberta, which historically produce lower revenue on a per job basis. In 2006, these operations were negatively impacted by decreased drilling activity. Also during 2005, two coiled tubing units were transferred to Russia during the second and third quarters, which negatively impacted activity and revenue from this service line during the previous year.

For the year ended December 31, 2006, revenue from Calfrac's cementing operations totaled $21.6 million versus $8.4 million in 2005. This 158% increase was due primarily to a larger equipment fleet, expanded service area, including the deeper basin markets of northern Alberta and northeastern British Columbia, as well as the integration of cementing operations into its sales and marketing team. During 2006, the Company completed 1,974 jobs for average revenue of $10,959 per job compared to 1,007 jobs for average revenue of $8,336 per job in 2005.

United States Operations

During 2006, revenue from Calfrac's United States operations totaled $86.3 million, up 161% from $33.0 million the previous year. This increase was primarily a result of a larger fracturing equipment fleet combined with higher levels of activity. In late 2005, a fracturing spread was deployed to eastern Colorado and another deep fracturing spread began operating in the Piceance Basin of western Colorado during March 2006. For the year ended December 31, 2006, the Company completed 1,284 U.S. fracturing jobs for average revenue of $67,037 per job compared to 509 jobs for $64,921 per job recorded a year ago. The year-over-year increase in the reported revenue per job was partially offset by a stronger Canadian dollar.

Russian Operations

Revenue from Calfrac's Russian operations increased $20.9 million to $22.1 million in 2006 from $1.2 million a year ago. The Company initially deployed two deep coiled tubing units to Russia during the fourth quarter of 2005. A third deep coiled tubing unit was added in May 2006, and in June the Company began operating its first Russian fracturing spread in the Khanty-Mansiysk region of Western Siberia. A second fracturing spread began operating from Calfrac's newest Russian operating district in Purpe, Western Siberia during the first quarter of 2007. Two additional coiled tubing units are anticipated to be deployed to Russia late in the first quarter of 2007. These expanded and more diversified operations have reached a critical mass and are expected to drive further improvement in the Company's future financial and operating performance in this market.

Expenses (%)


Operating
SG&A
Interest, Depreciation and Other
7
12
81
8
8
84
2005
2006

GROSS MARGIN ›

Consolidated gross margin for the year ended December 31, 2006 increased 24% to $135.4 million from $109.1 million in 2005 primarily as a result of a larger fleet of equipment in all geographic segments and strong activity levels in the deeper basin markets of Western Canada and the United States. Consolidated gross margin as a percentage of revenue decreased to 32% from 35% in 2005 as a result of the impact of pricing pressures in the Canadian market during the latter half of 2006 and increased revenue from Russia, which has lower gross margins. This was partially offset by improved financial performance in the United States.

EXPENSES ›

Operating Expenses

Calfrac's total 2006 operating expenses increased 42% to $291.1 million compared to $205.2 million in 2005 due primarily to a larger fleet of equipment and global operating presence, as well as higher activity levels and district overhead expenses. During 2006, district expenses increased as a result of the Company's growing scale of operations in each of its three geographic markets; more specifically, the expansion of existing Canadian districts servicing the deeper basins of Western Canada and the opening of a new district office in Russia. Additionally, Calfrac incurred the full year cost impact of new operating bases that were opened in the latter half of 2005 in Strathmore, Alberta; Grand Junction, Colorado; and Noyabrsk, Russia.

Selling, General and Administrative Expenses

During 2006, Calfrac's selling, general and administrative ("SG&A") expenses declined 4% to $28.4 million compared to $29.5 million in the previous year primarily relating to lower stock-based compensation expenses, which decreased to $2.9 million from $4.3 million recorded in 2005. As a percentage of revenue, SG&A expenses decreased to 7% in 2006 compared to 9% in 2005. During 2005, the Company's higher relative stock price resulted in higher than normal expenses related to performance and deferred share units.

Interest, Depreciation and Other Expenses

Net interest expense increased to $2.3 million during 2006 compared to $0.1 million of net interest income in 2005 as a result of higher long-term debt incurred primarily to finance the Company's capital program. A public offering of Calfrac's shares in August 2004 for net proceeds of $26.8 million resulted in a stronger cash position and higher interest revenue during 2005 as compared to 2006.

In 2006, depreciation expense increased 50% or $8.6 million to $25.7 million primarily as a result of the deployment of four fracturing spreads, three coiled tubing units, four cementing units and other related equipment as well as a full year of depreciation relating to 2005 equipment additions.

Net Income ($ millions)


80
70
60
50
40
30
20
10
0
10.0
19.6
45.6
60.1
72.5
2002
2003
2004
2005
2006

INCOME TAX >

During 2006, the Company recorded an income tax expense of $9.0 million compared to $2.5 million a year ago. The current tax expense for 2006 was $7.5 million, an increase of $6.4 million from 2005. As a result of the business combination with Denison Energy Inc. ("Denison") in 2004, Calfrac significantly reduced its current income tax related to Canadian operations during 2005 and 2006. The increase in the current tax provision for 2006 was mainly attributed to the increased profitability of the Company's U.S. operations. For the year ended December 31, 2006, Calfrac recorded a future income tax expense of $1.5 million, up from $1.4 million in 2005. This provision is largely related to the drawdown of tax pools as a result of the Company's profitability.

NET INCOME >

For the year ended December 31, 2006, Calfrac's net income was $72.5 million or $2.00 per share (basic) compared to $60.1 million or $1.66 per share (basic) in 2005. This growth in earnings was primarily due to improved financial performance from the Company's Canadian deep basin and United States operations, a larger and more diversified fleet of equipment and less weather related issues than in 2005.

Net Income Per Share ($ basic)


2.00
1.50
1.00
0.50
0
0.52
1.01
1.45
1.66
2.00
2002
2003
2004
2005
2006


Cash Flow ($ millions)
120
100
80
60
40
20
0
18.1
30.3
58.9
80.6
101.9
2002
2003
2004
2005
2006

CASH FLOW >

The Company's cash flow from operations before changes in non-cash working capital was $101.9 million in 2006, an increase of $21.3 million or 26% from $80.6 million recorded the previous year. This increase was primarily a result of:

> **consolidated revenue growing 36% or $112.1 million to $426.4 million**

that was partially offset by:

> **operating expenses that increased 42% or $85.8 million to $291.1 million;**

> **net interest expense that rose $2.4 million to $2.3 million; and**

> **a $6.4 million increase in the current income tax provision to $7.5 million.**

In both 2006 and 2005, cash flow was used to partially finance the Company's capital expenditures.


Cash Flow Per Share ($ basic)
3.00
2.50
2.00
1.50
1.00
0.50
0
0.93
1.56
1.87
2.23
2.81
2002
2003
2004
2005
2006

LIQUIDITY AND CAPITAL RESOURCES >

Years Ended December 31,	2006	2005
(000s)	($)	($)
Cash provided (used in):		
Operating activities	**110,518**	59,005
Financing activities	**42,756**	(128)
Investing activities	**(136,881)**	(97,520)
Increase (decrease) in cash and cash equivalents	**16,393**	(38,643)

Operating Activities

The Company's 2006 cash flow from operations, excluding changes in non-cash working capital, was $101.9 million compared to $80.6 million in 2005. The increase in cash flow was primarily due to higher revenues in all geographic markets driven mainly by higher activity levels (with the exception of Canadian CBM and shallow gas fracturing markets) partially reduced by increased expenses. As at December 31, 2006, Calfrac had positive working capital of $31.2 million compared to working capital of $39.4 million in 2005. The reduction in working capital was primarily due to higher trade payables related to the Company's capital expenditures.

Financing Activities

In 2006, total long-term debt increased to $60.0 million from $10.6 million a year ago. During the fourth quarter of 2006, the Company finalized the documentation to increase its available credit facilities to $150.0 million with a syndicate of Canadian chartered banks. The operating line of credit was increased from $20.0 million to $25.0 million with advances bearing interest at either the bank's prime rate, U.S. base rate, LIBOR plus 1% or bankers' acceptances plus 1%. The revolving term loan was increased to $125.0 million from $50.0 million and bears interest at either the bank's prime rate plus 0.25%, U.S. base rate plus 0.25%, LIBOR plus 1.25% or bankers' acceptances plus 1.25%. On February 13, 2007, Calfrac completed a private placement of unsecured senior notes for an aggregate principal amount of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75%. As a result of this debt offering, the Company's revolving term loan was reduced by $60.0 million to $65.0 million. A portion of the proceeds received from these notes was used to repay the outstanding amounts related to the existing operating and revolving term credit facilities. As at the date of this report, the Company has unused credit facilities in the amount of $90.0 million and approximately US$50.0 million of cash invested in short-term investments.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Common shares began trading on a split basis on the Toronto Stock Exchange on February 17, 2005. As at the date of this report, the Company has 36,390,408 common shares outstanding.

In May 2005, Calfrac's Board of Directors adopted a semi-annual dividend policy of $0.05 per common share. In accordance with this policy, the Company most recently paid a common share dividend on January 5, 2007 totaling $1.8 million to all shareholders of record on December 19, 2006. The Company's dividends qualify as "eligible dividends" as defined by the Canada Revenue Agency.

Investing Activities

During 2006, net cash used for investing activities increased to $136.9 million from $97.5 million in 2005. For the year ended December 31, 2006, capital expenditures totaled $155.5 million, up from $97.6 million a year ago. This increase in capital expenditures was primarily due to:

> **the construction and deployment of four multi-pumper conventional fracturing spreads, with one spread allocated to each of the Company's Canadian and Russian markets and two spreads serving the U.S. market;**

> **the construction and deployment of two deep coiled tubing units to Canada and one deep coiled tubing unit to serve the well services market in Western Siberia;**

> **the completion of four cementing units to serve the deeper basin markets of Western Canada; and**

> **construction costs related to the remaining two additional fracturing spreads, two coiled tubing units and four cementing units from the 2006 capital program.**

During December 2006, the Company entered into a long-term contract with a leading independent U.S. oil and gas company for fracturing services in Arkansas and eastern Oklahoma. Under the terms of this contract, Calfrac will provide a multi-pumper fracturing spread for a two-year term with minimum work commitments that will be serviced by Calfrac's existing fleet of equipment as well as equipment being manufactured pursuant to the Company's 2007 capital program. This contract is consistent with Calfrac's philosophy of having a pre-scribed level of its equipment fleet operating under long-term contracts. In addition, the Company was awarded a one-year contract with a new customer in Purpe, Russia. This contract includes the provision of a multi-pumper fracturing spread, deep coiled tubing unit and additional support equipment. At the end of the first quarter of 2007, it is anticipated that Calfrac will be operating 27 fracturing spreads, 16 coiled tubing units and 17 cementing units.

On February 11, 2005, the Company acquired the remaining 30% interest in Ram Cementers Inc. ("Ram"), thereby making Ram a wholly owned subsidiary of Calfrac. Subsequent to this acquisition, Ram was wound-up into Calfrac and all operating, marketing and financial activities became fully integrated within the Company.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2007.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES >

		Payment Due by Period			
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
(000s)	($)	($)	($)	($)	($)
Long-term debt	60,000	–	19,200	40,800	–
Operating leases	26,137	6,649	6,688	5,363	7,437
Purchase obligations	18,373	16,925	1,448	–	–
Total contractual obligations	104,510	23,574	27,336	46,163	7,437

Calfrac has various contractual obligations related to debt, leasing of vehicles and office space and raw material purchase commitments as outlined above.

Russian Value Added Taxes

As described in note 15 to the annual consolidated financial statements, Calfrac is involved in legal proceedings against the Russian government's tax authorities with respect to the recovery of certain Value Added Taxes ("VAT") paid when new equipment from North America was imported into the country. The Company believes that it is entitled to recover these previously paid VATs against the VAT amounts collected from Russian customers for the provision of pressure pumping services. As at December 31, 2006, the total recoverable amount of Russian VAT receivable was $4.5 million. During 2006, the Company was successful in similar proceedings and believes that the recovery of these amounts will be resolved within the next 12 months.

Greek Legal Proceedings

As described in note 15 to the annual consolidated financial statements, the Company is involved in a number of legal proceedings in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these proceeding have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal proceedings at this time. The Company does not expect these claims to be material.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING >

The President & Chief Executive Officer ("CEO") and Vice President, Finance & Chief Financial Officer ("CFO") of Calfrac are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR") for the Company.

DC&P is designed to ensure that information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

In accordance with the requirements of Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings," an evaluation of the design and operating effectiveness of DC&P was carried out under the supervision of the CEO and CFO as at the end of the period covered by this report.

Based on this evaluation, the CEO and CFO have concluded that, subject to the inherent limitations noted below, the Company's DC&P is designed and operating effectively to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

The Company's management, including the CEO and CFO, does not expect that the Company's DC&P will prevent or detect all misstatements or instances of fraud. The inherent limitations in all control systems are such that they can provide only reasonable, not absolute, assurance that all control issues and misstatements or instances of fraud, if any, within the Company have been detected. Likewise, ICFR, no matter how well designed, has inherent limitations. Therefore, ICFR can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.

There was no change to the Company's ICFR that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's ICFR.

ACCOUNTING POLICIES AND ESTIMATES >

Changes In Accounting Policies

No changes in accounting principles were adopted in 2006.

Recent Accounting Pronouncements

Management is assessing new Canadian and U.S. accounting pronouncements that have been issued and are not yet effective. These new pronouncements are set out below.

In January 2005, the Canadian Institute of Chartered Accountants issued Handbook Section 3855 "Financial Instruments - Recognition and Measurement," Handbook Section 1530 "Comprehensive Income" and Handbook Section 3865 "Hedges." In the year ending December 31, 2007, Calfrac will adopt these new standards that require the presentation of a separate statement of comprehensive income under specific circumstances. The Company does not expect that the adoption of these policies will have a material impact on its consolidated financial statements.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS 109, "Accounting for Taxes." FIN 48 prescribes a threshold condition that a tax position be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not yet determined the impact on its financial position, results of operations or cash flows from FIN 48.

In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – An Amendment of FASB Statement Nos. 133 and 140" ("SFAS 155"). SFAS 155 simplifies the accounting for certain hybrid financial instruments under SFAS 133 by permitting fair value remeasurement for financial instruments containing an embedded derivative that otherwise would require separation of the derivative from the financial instrument. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. The Company does not expect that SFAS 155 will have a material impact on its financial position, results of operations or cash flows.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has not yet determined the impact on its financial position, results of operations or cash flows from SFAS 157.

Critical Accounting Policies and Estimates

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgements and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

DEPRECIATION

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

STOCK-BASED COMPENSATION

As described in note 8 to the annual consolidated financial statements, the fair value of stock options are estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

INCOME TAXES

As described in notes 9 and 10 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company have been based on tax filings to date. The income tax rates used to calculate the amount of the future asset have been based on available information on future income tax rates. The income tax authorities have not audited any of these pools so far as they relate to the Company.

RISK FACTORS >

Calfrac's consolidated financial results are affected by numerous risks, including those listed below and those identified in the Company's most recently filed Annual Information Form available at www.sedar.com.

Volatility of Industry Conditions

The demand, pricing and terms for fracturing, coiled tubing, cementing and other well stimulation services largely depend on the level of exploration and development activity for North American and Russian natural gas and, to a lesser extent, oil. Industry conditions are influenced by numerous factors over which the Company has no control, including the level of oil and natural gas prices, expectations about future oil and natural gas prices, the cost of exploring for, producing and delivering oil and natural gas, the decline rates for current production, the discovery rates of new oil and natural gas reserves, available pipeline and other oil and natural gas transportation capacity, weather conditions, political, military, regulatory and economic conditions, and the ability of oil and natural gas companies to raise equity capital or debt financing. A material decline in global oil and natural gas prices or North American and Russian activity levels as a result of any of the above factors could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Seasonality

Calfrac's financial results are directly affected by the seasonal nature of the Canadian oil and natural gas industry. The first quarter incorporates the winter drilling season when most of the activity takes place. During the second quarter, soft ground conditions typically curtail oilfield activity in all of the Company's Canadian operating areas such that many rigs are unable to move about due to road bans. This period, commonly referred to as "spring breakup," occurs earlier in the year in southeastern Alberta than it does in northern Alberta and northeastern British Columbia. Consequently, this is the Company's weakest three-month revenue period. Additionally, if an unseasonably warm winter prevents sufficient freezing, Calfrac may not be able to access wellsites, and as a result, the Company's operating results and financial condition may be adversely affected. The demand for fracturing and other well stimulation services may also be affected by severe winter weather in North America and Russia. In addition, during excessively rainy periods in any of the Company's operating areas, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Sources, Pricing and Availability of Raw Materials and Component Parts

The Company sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide, diesel fuel, and component parts, such as coiled tubing, from a variety of suppliers in North America and Russia. Should Calfrac's current suppliers be unable to provide the necessary raw materials and component parts at a price acceptable to the Company, or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Operational Risks

Calfrac's operations are subject to hazards inherent in the oil and gas industry such as equipment defects, malfunction and failures, and natural disasters that result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These hazards could expose the Company to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution and other environmental damages. The Company continuously monitors its activities for quality control and safety, and although Calfrac maintains insurance coverage that it believes to be adequate and customary in the industry, such insurance may not be adequate to cover potential liabilities and may not be available in the future at rates that the Company considers reasonable and commercially justifiable.

Liabilities From Prior Operations

The Company transferred the Canadian oil and natural gas assets, mining leases, mining environmental services and related assets and liabilities of Denison to two new public companies that provided indemnities to Calfrac for all claims or losses relating to Denison's prior business, except for matters related to specific liabilities retained by the Company. Despite these indemnities, it is possible that Calfrac may be found responsible for claims or losses relating to the assets and liabilities transferred by Denison and that the claims or losses may not be within the scope of the indemnities or the indemnifying party may lack sufficient financial resources to satisfy its obligations pursuant to the indemnities. Because of the nature of Denison's former operations, these claims or losses could include substantial environmental claims. The Company cannot predict the outcome or ultimate impact of any legal or regulatory proceedings that may relate to Denison's prior ownership or operation of these assets.

Greek Legal Proceedings

The Company is involved in several legal proceedings with former employees of Denison Mines Inc. relating to the cessation of its oil and natural gas operations in Greece during 1998 and 1999. The Company intends to defend itself against the claims of the employees, however the direction and financial consequences of decisions in these proceedings cannot be determined at this time.

Competition

Company participates in a highly competitive industry. The principal competitive factors in the markets in which Calfrac operates include: product and service quality and availability, technical knowledge and experience, reputation for safety, and quality. The Company competes with regional, national and multi-national companies that have greater financial and other resources than Calfrac. These companies offer a wide range of well stimulation services in all geographic regions in which Calfrac operates. As a result of competition, the Company may suffer from a significant reduction in revenue or be unable to pursue additional business opportunities.

Foreign Exchange

The Company incurs a significant amount of its expenses in U.S. dollars, and as a result, these expenditures are directly affected by the Canadian/U.S. dollar exchange rate, which fluctuates over time. Russian revenue is earned in U.S. dollars, but is paid in Russian rubles converted to U.S. dollars at the official conversion rate in Russia on the day prior to payment. Conversion rates of the Russian ruble to or from U.S. dollars will also affect the Company's net income. This exposure is mitigated by the Company's operations in the United States and Russia.

Mitigation of Risks Factors

The Company expects that its strong financial position, experienced management team with significant investments at risk, innovative equipment and services as well as its long-term contractual relationships with certain customers will enhance its ability to weather the downturns in industry drilling activity and unforeseen adverse events.

Quarterly Revenue ($ millions)


150
120
90
60
30
0
80.7
44.6
77.4
111.6
126.0
67.0
115.1
118.3
2005
Q1
Q2
Q3
Q4
2006
Q1
Q2
Q3
Q4

Quarterly Net Income ($ millions)


35
30
25
20
15
10
5
0
21.7
(1.9)
12.9
27.4
34.6
1.6
19.4
16.9
2005
Q1
Q2
Q3
Q4
2006
Q1
Q2
Q3
Q4

82-34909

Quarterly Cash Flow ($ millions)


50
40
30
20
10
0
26.0
2.3
18.5
33.8
41.7
7.2
27.6
25.5
2005
Q1
Q2
Q3
Q4
2006
Q1
Q2
Q3
Q4

Quarters Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Total
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)	($)
2006					
Revenue	126,010	66,973	115,112	118,322	426,418
Gross margin (1)	49,927	14,446	36,500	34,488	135,362
Net income	34,556	1,569	19,418	16,907	72,450
Per share – basic	0.95	0.04	0.54	0.47	2.00
– diluted	0.94	0.04	0.53	0.46	1.98
Cash flow from operations (2)	41,656	7,208	27,560	25,507	101,932
Per share – basic	1.15	0.20	0.76	0.70	2.81
– diluted	1.13	0.20	0.76	0.70	2.79
EBITDA (3)	42,736	8,761	29,614	28,421	109,533
Per share – basic	1.18	0.24	0.82	0.78	3.02
– diluted	1.16	0.24	0.81	0.78	3.00
Capital expenditures	50,631	36,501	23,931	44,415	155,478
Working capital	37,071	28,741	31,158	31,225	31,225
Shareholders' equity	271,084	267,559	287,616	303,510	303,510
Fracturing spreads (#)					
Conventional fracturing	18	19	19	21	21
Coalbed methane	4	4	4	4	4
Total	22	23	23	25	25
Coiled tubing units (#)	12	14	14	14	14
Cementing units (#)	9	11	11	13	13

1. Gross margin is defined as revenue less operating expenses excluding depreciation and amortization. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
2. Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

Quarters Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Total
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)	($)
2005					
Revenue	80,694	44,619	77,377	111,634	314,325
Gross margin (1)	32,437	7,630	25,694	43,336	109,098
Net income (loss)	21,670	(1,876)	12,947	27,372	60,113
Per share – basic	0.60	(0.05)	0.36	0.75	1.66
– diluted	0.59	(0.05)	0.35	0.75	1.64
Cash flow from operations (2)	26,015	2,280	18,503	33,794	80,592
Per share – basic	0.72	0.06	0.51	0.93	2.23
– diluted	0.71	0.06	0.51	0.92	2.20
EBITDA (3)	25,339	1,907	18,234	34,131	79,611
Per share – basic	0.70	0.05	0.50	0.94	2.20
– diluted	0.69	0.05	0.50	0.93	2.18
Capital expenditures	22,108	25,653	29,241	20,612	97,614
Working capital	49,103	22,301	12,962	39,396	39,396
Shareholders' equity	197,091	192,508	207,679	234,021	234,021
Fracturing spreads (#)					
Conventional fracturing	13	13	13	17	17
Coalbed methane	3	4	4	4	4
Total	16	17	17	21	21
Coiled tubing units (#)	11	11	11	11	11
Cementing units (#)	5	6	8	9	9

1. Gross margin is defined as revenue less operating expenses excluding depreciation and amortization. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

2. Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

FOURTH QUARTER 2006 PERFORMANCE SUMMARY >

For the three months ended December 31, 2006, the Company:

- > increased revenue 6% to $118.3 million compared to $111.6 million in the same period of 2005;
- > recorded net income of $16.9 million or $0.47 per share (basic), a decrease of 38% from the $27.4 million or $0.75 per share (basic) recorded in the fourth quarter of 2005;
- > realized cash flow from operations before changes in non-cash working capital of $25.5 million or $0.70 per share (basic) compared to $33.8 million or $0.93 per share (basic) in the same three-month period a year ago; and
- > increased income tax provision 63% to $3.2 million due to higher profitability of U.S. operations.

Canadian Operations

Revenue from Canadian operations for the fourth quarter of 2006 decreased 17% to $79.8 million compared to $96.0 million in the same quarter of 2005. Canadian fracturing revenue for the quarter totaled $68.8 million, a decrease of 25% from the $91.5 million earned in the corresponding period of 2005. This decrease was primarily due to lower CBM and east central Alberta drilling activity compared to a year ago. During the fourth quarter of 2006, Calfrac completed 1,244 Canadian fracturing jobs for average revenue of $55,295 per job compared to 2,063 jobs for average revenue of $44,346 per job in the same period of 2005. Improved per job revenues were primarily due to a substantial increase in the amount of work completed in the deeper, more technically challenging basins of northern Alberta and northeastern British Columbia as well as higher book prices.

For the three months ended December 31, 2006, revenue from Canadian coiled tubing operations increased 195% to $5.2 million compared to $1.8 million for the same period in 2005. During the fourth quarter of 2006, the Company completed 1,922 jobs for average revenue of $2,694 per job compared to 1,723 jobs for average revenue of $1,020 per job in 2005. The increase in the average revenue per job was due primarily to the deployment of two coiled tubing units during the second quarter of 2006 into the deeper, more technically challenging basins of Western Canada. During the 2005 three-month period, the Company's Canadian coiled tubing fleet was focused on shallow gas operations, which traditionally earn lower revenue on a per job basis.

Revenue from Calfrac's cementing operations was $5.9 million, a 112% increase from the $2.8 million recorded in the fourth quarter of 2005. During the 2006 three-month period, the Company completed 480 jobs for average revenue of $12,234 per job compared to 289 jobs for average revenue of $9,604 per job in the comparable period of 2005. The improved financial and operating results were due primarily to an expanded equipment fleet serving the deeper basin markets of northern Alberta and northeastern British Columbia combined with a more integrated sales and marketing approach.

United States Operations

During the fourth quarter of 2006, revenue from the Company's United States operations doubled to $29.0 million from $14.4 million recorded in the same period of 2005. For the three months ended December 31, 2006, the Company completed 385 U.S. fracturing jobs for average revenue of $75,427 per job compared to 233 jobs for average revenue of $61,816 per job in 2005. The increase in total and per job revenues was due primarily to stronger activity levels in the Piceance Basin of western Colorado and a larger fleet of equipment operating in the United States in the fourth quarter of 2006 compared to the corresponding three-month period in 2005. The increase in the reported revenue from the Company's operations in the United States was partially offset by a stronger Canadian dollar.

Russian Operations

The Company's revenue from Russian operations in the fourth quarter of 2006 increased 30% to $9.4 million from $7.3 million in the third quarter of 2006 due primarily to higher fracturing activity levels. As Calfrac commenced Russian coiled tubing operations late in 2005, the prior year's fourth quarter results were not significant for analytical purposes.

GROSS MARGIN >

Fourth quarter consolidated gross margin was $34.5 million in 2006, a 20% decrease from the $43.3 million recorded in the corresponding period in 2005. As a percentage of revenue, consolidated gross margin was 29% for the three months ended December 31, 2006 compared to 39% a year ago. The decrease in consolidated gross margin was primarily a result of competitive pricing pressures in Canada and higher Russian revenues that have lower gross margins. This reduction was somewhat offset by improved financial results in the United States.

EXPENSES >

Operating Expenses

During the fourth quarter of 2006, operating costs increased 23% to $83.8 million from $68.3 million in the corresponding three-month period of 2005 due primarily to a larger fleet of equipment, increased levels of activity in the United States and Russia, and higher district expenses as a result of a larger scale of operations in the Company's three geographic markets. In 2006, Calfrac opened a new district office in Khanty-Mansiysk, Russia and expanded its Grande Prairie and Red Deer, Alberta bases to better serve the Company's growth into the deeper and more technical basins of northern Alberta and northeastern British Columbia.

SG&A Expenses

SG&A expenses were $7.9 million for the quarter ended December 31, 2006 compared to $9.1 million in 2005. As a percentage of revenue, SG&A expenses for the fourth quarter of 2006 declined to 7% compared to 8% in the corresponding period a year ago. The decrease in SG&A expenses during the fourth quarter of 2006 was primarily related to a reduction in bonus expenses due to lower Company profitability partially offset by higher SG&A costs related to the growing United States and Russian operations and an increase in stock-based compensation expenses. In the fourth quarter of 2006, stock-based compensation expenses were $0.9 million compared to $0.3 million in the same period of 2005.

Interest, Depreciation and Other Expenses

The Company recorded net interest expense of $702,000 for the quarter ended December 31, 2006 compared to $67,000 in the comparable period of 2005. During 2006, higher long-term debt levels were required to partially finance Calfrac's capital expenditures, which resulted in increased interest costs.

Depreciation expense in the fourth quarter of 2006 grew 61% to $7.6 million from $4.7 million in the corresponding quarter of 2005. The increase in depreciation expense is directly related to the Company's larger fleet of equipment operating in North America and Russia and the full impact of 2005 capital expenditures on depreciation expense.

INCOME TAX >

The Company recorded income tax expense of $3.2 million for the quarter ended December 31, 2006 compared to $2.0 million in the same period of 2005. Current tax expense for the quarter was $2.9 million compared to $0.8 million in 2005, which was largely attributed to profitability of the Company's U.S. operations. Calfrac recorded a future income tax expense of $0.3 million for the three months ended December 31, 2006 compared to $1.1 million recorded in the fourth quarter of 2005. The future income tax provision for the fourth quarters of 2006 and 2005 was primarily related to the drawdown of the Company's tax pools as a result of profitability in the quarter as well as the timing of deductibility of certain expenses for tax purposes.

NET INCOME >

During the fourth quarter of 2006, the Company's net income totaled $16.9 million or $0.47 per share (basic), a 38% decrease from the $27.4 million or $0.75 per share (basic) recorded in the same quarter a year ago. This decrease was primarily related to lower profitability in Canadian operations due to competitive pricing pressures and lower CBM activity levels.

CASH FLOW >

Cash flow from operations before changes in non-cash working capital for the three months ended December 31, 2006 decreased 25% to $25.5 million or $0.70 per share (basic) compared to $33.8 million or $0.93 per share (basic) in 2005.

LIQUIDITY AND CAPITAL RESOURCES >

During the 2006 three-month period, the Company incurred capital expenditures of $44.4 million compared to $20.6 million in the same period of 2005. The majority of these costs related to the completion of the Company's 2006 capital program, which included the deployment of two fracturing spreads and two cementing units during the quarter, as well as the construction of two conventional fracturing spreads, two coiled tubing units and four cementing units that are expected to be deployed in the first quarter of 2007.

OUTLOOK >

Calfrac believes that the long-term fundamentals for natural gas prices are strong, but concerns surrounding short-term natural gas pricing may negatively impact 2007 drilling activity levels in Western Canada, specifically in the CBM market. The Canadian drilling forecast for 2007 from the Petroleum Services Association of Canada estimates that 21,500 wells will be drilled during the year. Although this is a reduction from the record drilling levels experienced in the last several years, it still represents historically strong activity levels.

The Company is focused on the growing pressure pumping markets of the deeper, more technical areas of the Western Canadian Sedimentary Basin. Despite the weakness in near-term natural gas prices, activity levels in the deeper regions of northern Alberta and northeastern British Columbia were strong throughout 2006 and are expected to remain steady in 2007. New coiled tubing and cementing equipment related to the Company's 2006 capital program was deployed in the fourth quarter and additional units are expected to become operational by the end of the first quarter of 2007 to service these deeper regions. Calfrac anticipates that the low levels of activity experienced in the Canadian CBM market during the past year will continue to be mitigated by the Company's contracts related to two fracturing spreads servicing these operations. Calfrac also expects that the utilization of its shallow gas fracturing spreads will be strong for at least the first quarter of 2007 as a result of its contractual relationship with a major customer.

The strong performance of Calfrac's United States fracturing operations was a major driver of the Company's 2006 financial results. Unlike the Canadian market, drilling activity levels in the U.S. Rocky Mountain region have remained robust, primarily in the Piceance Basin of western Colorado. Fracturing activity in eastern Colorado and the Denver Julesberg Basin gained momentum throughout the year with the number of jobs increasing during the fourth quarter of 2006. Calfrac's newest operating base located in Beebe, Arkansas will open by the end of the first quarter of 2007, thereby further diversifying the Company's fracturing operations within the United States market. One multi-pumper fracturing spread will serve the Fayetteville and Arkoma Basins in Arkansas as well as eastern Oklahoma under the terms of a long-term contract with a leading U.S. oil and gas company. From this operating base, there is potential for additional growth as more equipment is deployed into the area to better serve this new market. In 2007, Calfrac anticipates that this important geographic segment will continue to generate strong financial and operating results.

During the last half of 2006, the Company operated one fracturing spread and three coiled tubing units in Russia. In early 2007, an additional fracturing spread was deployed to a new operating base in Purpe, Western Siberia. Two additional coiled tubing units are expected to be operational by the end of the first quarter of 2007. Building on the momentum of Russia's improved operating and financial performance during the fourth quarter of 2006, Calfrac believes that these operations have attained sufficient critical mass and are well positioned for future growth and profitability. The expanded equipment fleet, combined with the Company's relationships with two of Russia's largest oil and gas companies, is expected to drive improved financial and operating performance from this geographic segment throughout the upcoming year and provide a more significant contribution to Calfrac's consolidated financial results.

The Company's financial position was strengthened further as a result of the closing of its recent US$135.0 million debt financing. The offering provides the Company with additional financial flexibility to grow organically, and alternatively, may also allow the Company to pursue strategic acquisition opportunities that may arise in the future.

Calfrac will continue to maximize equipment utilization and profitability by redeploying equipment to higher activity regions within its global operating reach.

ADVISORIES >

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's future plans and operations, certain statements made in this Annual Report may contain words such as "anticipate," "can," "may," "expect," "believe," "intend," "forecast," or similar words suggesting future outcomes or statements regarding an outlook, which constitute forward-looking statements or information ("forward-looking statements"). These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events and trends in the oil and gas industry. Readers are cautioned that the foregoing list of significant factors is not exhaustive. These statements are derived from certain assumptions and analysis made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Although Calfrac believes that the expectations presented by these forward-looking statements are reasonable, there can be no assurances that actual results or developments anticipated by the Company will be realized or such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this Annual Report are made as at the date of this report and Calfrac assumes no obligation to update publicly, except as required by applicable securities laws, any such forward-looking information whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Annual Report are expressly qualified under this cautionary statement.

Non-GAAP Measures

Certain measures in this Annual Report do not have any standardized meaning as prescribed under Canadian GAAP, such as gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted), and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this Annual Report in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this Annual Report as these measures are discussed and presented.

ADDITIONAL INFORMATION >

Further information regarding Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.



DOUGLAS R. RAMSAY
President &
Chief Executive Officer



TOM J. MEDVEDIC
Vice President, Finance &
Chief Financial Officer

February 26, 2007
Calgary, Alberta

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, Tom J. Medvedic, Vice President, Finance & Chief Financial Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the financial year ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

March 19, 2007

(signed)*"Tom J. Medvedic"*
Vice President, Finance and Chief Financial Officer

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. Fourth Quarter 2006 Earnings Release and Conference Call

CALGARY, Feb. 22 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its Fourth Quarter 2006 results before the markets open on Thursday, March 1, 2007. A conference call has been scheduled for 10:00 a.m. MST (12:00 p.m. EST) on Thursday, March 1, 2007. If you wish to participate in the conference call, please call (800) 732-1073 or (416) 644-3434 prior to the start of the call and ask for the Calfrac Well Services Ltd. conference call. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com. An update regarding the Company's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O. Following this update there will be a question and answer period.

A replay of the conference call will be available for review until March 9, 2007. To listen to the recording, call (877) 289-8525 or (416) 640-1917 and ask for reservation 21218774 followed by the pound key.

%SEDAR: 00002062E

/For further information: on this conference call: Calfrac Well Services Ltd., (403) 218-7491, Lorraine Graham/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 16:01e 22-FEB-07

82-34909

RECEIVED

2007 APR -4 A 9:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Computershare

SEDAR PROFILE # 2062

Computershare Trust Company of Canada / Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

March 6, 2007

To: All Canadian Securities regulatory authorities

Subject: Calfrac Well Services Ltd.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual General Meeting
2.	Security Description of Voting Issue :	COMMON
3.	CUSIP Number :	129 584 108
	ISIN :	CA 129 584 108 6
4.	Record Date for Notice of Meeting :	March 30, 2007
	Record Date for Voting :	March 30, 2007
5.	Meeting Date :	May 9, 2007
6.	Meeting Location :	Calgary, Alberta

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Calfrac Well Services Ltd.

FORM 13-502F1

CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name:	**Calfrac Well Services Ltd.**	
Fiscal year end date used to calculate capitalization:	**December 31, 2006**	
Market value of listed or quoted securities:		
Common Shares		
Total number of securities of a class or series outstanding at the end of the issuer's most recent fiscal year	36,388,408(i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (see clauses 2.11(a)(ii)(A) and (B) of the Rule)	$28.37(ii)	
Market value of class or series (i) x (ii) =		$1,032,339,134(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		N/A
Market value of other securities: (see paragraph 2.11(b) of the Rule)		N/A
Capitalization (add market value of all classes and series of securities)		**$1,032,339,134**
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization above)		**$29,700**
New Reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)		N/A
Late Fee, if applicable (As determined under section 2.5 of the Rule)		N/A

END